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DATE: 4/22/02

FIRST PACIFIC

ANNUAL REPORT 2001

"THE ECONOMIC DIFFICULTIES IN SOUTHEAST ASIA OBSCURE THE UNDERLYING FUNDAMENTAL STRENGTHS OF COMPANIES. IS THIS ONE OF THE PROBLEMS AFFECTING FIRST PACIFIC?"

CORPORATE PROFILE

First Pacific is a Hong Kong-based investment and management company with operations located primarily in Southeast Asia. Its principal business interests relate to Consumer and Telecommunications. Listed in Hong Kong, First Pacific's shares are also available in the United States through American Depositary Receipts.

CONTENTS

1 Significant Events
2 Executive Chairman's Letter
6 Roundtable Discussion
11 Goals
12 Head Office Management
13 Board of Directors
14 Review of Operations
25 Financial Review
37 Statement on Corporate Governance
41 Statutory Reports and Financial Statements
83 HK GAAP and IAS Reconciliation
84 Glossary of Terms
86 Information for Investors
88 Ten-Year Statistical Summary
inside back cover Summary of Principal Investments

CONTRIBUTION FROM OPERATIONS
US$millions



250
200
150
100
50
0
97
98
99
00
01

RECURRING PROFIT
US$millions



200
150
100
50
0
97
98
99
00
01

MARKET CAPITALIZATION
US$billions



2.5
2.0
1.5
1.0
0.5
0
97
98
99
00
01

CONTRIBUTION BY COUNTRY 2001
US$millions



50
40
30
20
10
0
-10
Indonesia
Philippines
Thailand
India
Others

ADJUSTED NET ASSET VALUE BY COUNTRY – 31 DECEMBER 2001



9%
31%
60%

	US$millions
Philippines	519.0
Indonesia	264.2
Others	80.2
Total	**863.4**

13 Mar
First Pacific disposes of its entire 19.6 per cent interest in Savills plc for £29 million (US$42 million); proceeds are used for general corporate purposes.

26 Mar
Conditional short-term loan facility of US$90 million extended by First Pacific (through Larouge BV) to Metro Pacific to enable it to meet its convertible bond redemption obligations. The funding, which is subject to First Pacific shareholder approval, is secured by a pledge over a 50.4 per cent interest in BLC that is owned by Metro Pacific.

11 Apr
First Pacific shareholders approve the US$90 million conditional short-term loan facility to Metro Pacific. The facility is repayable on 31 October 2001.

1 Jun
First Pacific removed from the Hang Seng index, reflecting decline in market capitalization.

23 Oct
US$20 million of First Pacific convertible bonds are canceled at a total cost of US$26 million.

1 Nov
Repayment of the US$90 million short-term loan facility to Metro Pacific is extended to 31 December 2001, from 31 October 2001, in accordance with the terms of the facility agreement.

5 Nov
First Pacific announces a new US$200 million loan facility as part of its financing plan to repay its convertible bonds.

21 Nov
First Pacific preliminarily agrees to sell its entire 83.5 per cent interest in Berli Jucker to the T.C.C. Group for US$125 million.

28 Nov
First Pacific signs a sale and purchase agreement with Nakornchuen Co. Ltd., a member of the T.C.C. Group, in relation to the sale of First Pacific's entire 83.5 per cent interest in Berli Jucker for US$125 million.

6 Dec
First Pacific signs a sale and purchase agreement with Far East Drug BVI Limited, in relation to the sale of First Pacific's entire 89.5 per cent interest in Darya-Varia for US$35 million.

7 Dec
First Pacific issues a shareholders' circular outlining the sale of its entire 83.5 per cent interest in Berli Jucker for US$125 million.

19 Dec
First Pacific concludes the disposal of its entire 83.5 per cent interest in Berli Jucker for US$125 million to Nakornchuen Co. Ltd., a member of the T.C.C. Group. Cash proceeds received are applied towards the repayment of debt and partially used for general corporate purposes.

21 Dec
First Pacific concludes the disposal of its entire 89.5 per cent interest in Darya-Varia for US$35 million to Far East Drug BVI Limited. Cash proceeds received are applied towards the repayment of debt and partially used for general corporate purposes.

8 Jan
US$40 million of First Pacific convertible bonds are canceled at a total cost of US$53 million.

9 Jan
Metro Pacific advises First Pacific that it is unable to repay the US$90 million loan. First Pacific, as a secured creditor in respect of the 50.4 per cent interest in BLC pledged as security, is to co-manage with Metro Pacific its on-going sale of its controlling 69.6 per cent stake in BLC. Metro Pacific undertakes to announce a debt reduction plan by the end of February 2002.

9 Jan
First Pacific announces its intention to make a tender offer for all of its outstanding convertible bonds.

16 Jan
US$10 million of First Pacific convertible bonds are canceled at a total cost of US$13 million.

16 Jan
First Pacific revises its convertible bonds tender offer plan and instead undertakes a more expeditious repayment approach by offering to purchase outstanding convertible bonds in the market.

17-24 Jan
US$68 million of First Pacific convertible bonds are canceled at a total cost of US$92 million. Market purchases cease.

31 Jan
First Pacific deposits US$176 million with the trustee of its convertible bonds to redeem, on 27 March 2002, the outstanding US$131 million of convertible bonds. This concludes funding the repayment of First Pacific's convertible bonds.

31 Jan
First Pacific announces its intention to record asset impairment provisions totaling US$1.7 billion. The provisions are non-cash in nature, better align book values with year-end 2001 values, and do not impact First Pacific's finances or outlook.

1 Mar
Metro Pacific announces asset impairment provisions and undertakes debt reduction initiatives with its creditors.

“ YES, WE THINK SO. IN INDOFOOD AND PLDT, IN PARTICULAR, WE BELIEVE WE HAVE INVESTED IN TWO REAL MARKET LEADERS WITH OUTSTANDING PROSPECTS. ”

These and other matters relevant to the First Pacific Group are discussed on page 6



MANUEL V. PANGILINAN
Executive Chairman

DEAR FELLOW SHAREHOLDER

During the year 2001, First Pacific was challenged in a way that we had never previously experienced in our 20-plus years of operation. My letter to you this year – indeed, this entire 2001 Annual Report – is focused on providing you, and all of our other stakeholders, with a complete, in-depth discussion of:

The various challenges we faced
How we coped – or failed to cope – with each challenge
Where we stand today as a result of the efforts of our management team, and
Most importantly, where we believe the future of our Company lies

In many ways, I believe 2001 provides a particularly illustrative example of our core strategy of 'value added active management'. This, of course, is the core principle guiding a company such as First Pacific. To be sure, our Company, like many others, was built on the premise that active management of our portfolio companies could create and drive value for our shareholders. First Pacific's long history of value creation clearly validates this belief.

It is important to remember, moreover, that active management is even more crucial during difficult times, and this Annual Report will clearly demonstrate the superb efforts of our management team – working closely with the managements of our portfolio companies – to act in your best interests during the challenging year just concluded.

2001: A YEAR OF CHALLENGES In May 2001, First Pacific turned 20 years old. Unfortunately, despite a history of innovation, market leadership and value creation, we found ourselves in our 21st year facing several problems:

There was extreme pressure on our share price. Moreover we faced the prospect, on 1 June 2001, of being removed from the Hang Seng Index, reflecting the decline in our market capitalization. First Pacific's share price hit an all-time low of 72 Hong Kong cents and we were trading at 50 per cent below our net asset value.

We faced several imminent issues, all of which were well-documented by the financial analysts and media, regarding our debt position. The most pressing was the US$360 million repayment of convertible bonds due in March 2002 which, ideally, would need to be refinanced before the 2001 year-end. Moreover, there were, and continue to be, market concerns about the debt levels at our three key units – PLDT, Indofood and Metro Pacific. Finally, there were growing questions regarding Metro Pacific's ability to repay the US$90 million loan (known as the 'Larouge loan') that First Pacific extended in April and which was due for repayment at year-end 2001.

Our three-year-old strategy to invest in market leaders operating in the undervalued markets of Southeast Asia had yet to deliver anticipated positive results. In large part, this was attributable to the fact that the Philippines and Indonesia – the homes to our three largest investments – were suffering through social, political, economic and currency difficulties that adversely affected corporate performance. Consequently, world sentiment toward these two markets had turned especially negative.

And, finally, there were questions regarding my level of involvement – and continued role – at First Pacific, given the fact that I had relocated to Manila to take on the President and Chief Executive Officer positions at PLDT.

The development, and escalation, of these concerns – and our management's response to each – is worthy of some discussion.

FIRST PACIFIC'S SHARE PRICE

31 December 2000	**2.23**
High: 5 February 2001	**2.90**
Low: 24 October 2001	**0.72**
31 December 2001	**0.96**
4 March 2002	**1.18**

PRESSURES ON SHARE PRICE It is an understatement to say that 2001 was a difficult time for our share price. Clearly, the many concerns about debt levels, both at the First Pacific level and at the operating company level, and worries about the economies of Indonesia and the Philippines combined to exert an enormous downward pressure on our valuation.

There also were questions about First Pacific's new investment profile, and what this suggested about our long-term strategy. I believe that these questions were warranted. The fact is, our aggressive asset disposal program, of the previous few years, essentially had turned us into a holding company that was almost 100 per cent invested in listed companies. For many investors, therefore, there was no longer a compelling reason to invest at the First Pacific level; if they believed in the prospects of our portfolio of companies, they simply could invest directly in each of those companies.

DEBT Going into the year 2001, the number one priority of our management team was the refinancing of our convertible bonds, which were due for repayment in March 2002 at a cost of US$360 million. Although we were confident in our ability to refinance the debt, which was borne out by a new funding agreement with ING Bank NV in November 2001, the financial markets were keeping a sharp eye on us and the progress of our efforts.

There were several reasons for this. There was an inextricable link between First Pacific's ability to pay off its convertible bonds and to arrange new financing, and the debt levels of our units. More specifically, in April 2001 First Pacific had extended the US$90 million Larouge loan to Metro Pacific to assist the cash flow needs of that company. First Pacific's ability to refinance its convertible bonds, therefore, was tied very much to Metro Pacific's ability to repay First Pacific according to the terms of the Larouge loan. And, as the year proceeded and the Philippine property market remained depressed, it became clearer and clearer to many, First Pacific included, that Metro Pacific's ability to repay in full was doubtful.

SOUTHEAST ASIA STRATEGY It is easy – indeed, too easy – to blame all of the woes of PLDT, Indofood and Metro Pacific on external factors. Yes, social, political, economic and currency turmoil in Indonesia and the Philippines exacted a huge toll on Indofood and PLDT. The same pressures hurt Metro Pacific in the Philippines, as did the overall decline in the property market in Manila.

The fact is, First Pacific chose to move into those markets. We saw low valuations following the Asian crisis, and the opportunity for value creation. We can't point a finger at external forces, such as the economy or currency devaluations, and claim to be an innocent bystander. We chose a strategy and an investment route in which to implement our strategy. It encountered difficulties.

Consequently, we found ourselves in 2001 in need of a 'reality check'. Quite frankly, we were valuing our investments in these countries at levels far in excess of their likely market values.

We also stopped and took a very close look at the reality of Metro Pacific and, more specifically, its investment in the development of the Fort Bonifacio site in Metro Manila.

MY ROLE There have been many questions regarding my role since the time I relocated to Manila to take over as CEO at PLDT. I will address these questions in the following way. PLDT is the largest single investment of First Pacific and we needed to focus on it. Given PLDT's long-term prospects, and near-term needs, it was very obvious that I could provide the greatest value to the organization, and the various shareholder constituencies, by taking on the senior management position at PLDT. At the same time, however, I have continued to function in my role at First Pacific, where I am in regular contact with key managers throughout our Group.

MEETING THE CHALLENGES THROUGH ACTIVE MANAGEMENT I am pleased to report that First Pacific's management team achieved significant progress in many of the areas I have discussed.

Reflecting the negative sentiments toward Indonesia and the Philippines, and the likelihood that there would not be any near-term appreciation in market values, we elected to take an asset impairment provision of US$1.7 billion for the year ended 31 December 2001. This decision was driven by our own prudent and conservative approach to financial reporting, as well as our desire to better align book values with current values.

HEAD OFFICE NET DEBT
US$millions



1,000
800
600
400
200
0
92 93 94 95 96 97 98 99 00 01

Faced with continued pressures at Metro Pacific, and the reality that the Larouge loan would not be repaid by year-end, First Pacific nevertheless was able to fund the repayment of its convertible bonds. To achieve this, the Hong Kong management team secured a US$200 million loan facility and expeditiously arranged the timely sales of Berli Jucker and Darya-Varia, two non-core businesses, which were sold for US$125 million and US$35 million, respectively. First Pacific's share price recovered from its low of 72 Hong Kong cents.

We dispatched an executive team to Manila to work with Metro Pacific on its debt issues and, particularly, its future involvement with the Fort Bonifacio development. When Metro Pacific was unable to repay the US$90 million Larouge loan, First Pacific as a secured creditor over a 50.4 per cent interest in Bonifacio Land Corporation (BLC) – the 55 per cent shareholder in the joint venture development project – that had been pledged as collateral, undertook to co-manage the sale of Metro Pacific's controlling 69.6 per cent interest in BLC. Metro Pacific is at present in discussions with its creditors regarding a plan to reduce its overall level of debt.

We continued to work with the management team at Indofood. Market challenges were convincingly addressed such that rupiah turnover and net income were both up 15 per cent from a year earlier, and US$200 million of debt was repaid. Indofood also re-instituted the paying of dividends, approved an employee stock ownership plan, approved and commenced a share buy back program, and appointed additional independent commissioners to its Board.

PLDT also continued to move in a positive direction; peso net income tripled and EBITDA margin remained strong at 53 per cent, while PLDT's cellular market leadership was cemented as Smart Communications' cellular subscriber base reached five million. Piltel's debt restructuring was concluded and PLDT itself began to undertake a series of liability management initiatives, including the capping of capital expenditure, as a means of addressing the repayment of its maturing debts.

RECURRING PROFIT AND CONTRIBUTION FROM OPERATIONS
US$millions


100
80
60
40
20
0
99
00
01
Recurring profit
Contribution from operations

FINANCIAL PERFORMANCE I have deliberately delayed discussion of our financial performance for the year until the latter stages of my letter. Quite frankly, First Pacific's financial performance during 2001 is far less meaningful – and important – than the issues I have discussed prior to this.

During the year, our continuing businesses improved their performance by 13 per cent to US$61.0 million, while recurring profit was down 13 per cent to US$44.6 million, reflecting the absence of contributions from disposed businesses. Because of our decision to take a US$1.7 billion impairment provision, for reasons as discussed above, and losses on the disposal of non-core assets, our attributable loss for the year was US$1.8 billion.

OUTLOOK What is our future? Clearly, the events of the past year have provided us with a renewed – and more disciplined – focus in looking ahead. Our goal in this 2001 Annual Report is to share that thinking with you by providing a Roundtable Discussion that includes several key managers from First Pacific and our operating companies. The Roundtable Discussion section follows this letter and I urge you to read it carefully.

FINAL THOUGHTS The year 2001 also saw the departure of three senior executives – James C. Ng, David G. Eastlake and Ricardo S. Pascua – who had made valuable contributions as Directors to First Pacific and its portfolio companies over the years. In Ric's case, his contributions extended over a period of nearly 20 years. I would personally like to thank James, David and Ric for their efforts on behalf of our companies and their stockholders.

I would also like to thank you, our shareholders, for your patience – and continued support – during these difficult times. Our challenges often have been complex, and our responses may not have occurred as quickly as you would have liked. We understand your frustration. However, the year 2001 demonstrates that we are making significant progress toward restoring First Pacific's stature to one of Asia's leading companies.

Sincerely,

MANUEL V. PANGILINAN
Executive Chairman

4 March 2002



MANUEL V. PANGILINAN
Executive Chairman,
First Pacific
President and Chief Executive Officer,
PLDT



MICHAEL J.A. HEALY
Chief Operating Officer
and Finance Director,
First Pacific



RONALD A. BROWN
Executive Director, General Counsel
and Company Secretary,
First Pacific



EDWARD A. TORTORICI
Executive Director and
Chief Operations Advisor,
Metro Pacific



EVA RIYANTI HUTAPEA
President Director and
Chief Executive Officer,
Indofood



NAPOLEON L. NAZARENO
President and
Chief Executive Officer,
Smart Communications

ROUNDTABLE DISCUSSION

RECENTLY, A GROUP OF FIRST PACIFIC EXECUTIVES MET TO DISCUSS MATTERS RELEVANT TO THE GROUP, AS WELL AS STRATEGIES FOR THE FUTURE. THEIR DISCUSSION FOLLOWS:

QUESTION: The economic difficulties in Southeast Asia obscure the underlying fundamental strengths of companies. Is this one of the problems affecting First Pacific?



MR. PANGILINAN: Yes, we think so. In Indofood and PLDT, in particular, we believe we have invested in two real market leaders with outstanding prospects.

QUESTION: What are the strengths of Indofood?



MS. RIYANTI HUTAPEA: Indofood is a solid, growing company with quality products and strong cash flows. It is the world's largest instant noodles producer and the market leader in Indonesia. These fundamental strengths enabled us to achieve, during a challenging 2001, a 15 per cent increase in rupiah denominated net sales and net profit.

QUESTION: Isn't it correct that Indofood is carrying a heavy debt burden?

MS. RIYANTI HUTAPEA: Historically, that is true. However, in 2001 we retired US$200 million of debt and since 1998 – crisis years for the region – we have retired US$690 million of debt, more than halving Indofood's debt to around US$560 million from US$1.25 billion as at year-end 1997.

Actually, our current debt level is relatively modest for a company of Indofood's cash-generation capabilities so, if anything, Indofood's gearing is possibly becoming too low to be optimally efficient. This is something we will be reviewing during 2002.

QUESTION: What role does First Pacific play in supporting Indofood?



MR. HEALY: First Pacific's role is tailored to the needs of the individual investments. In the case of Indofood, First Pacific's involvement is more strategically focused, rather than operationally focused, which involves deciding how best to use the substantial free cash that Indofood generates. First Pacific also assists with evaluating business expansion opportunities and provides guidance on international standards of corporate governance and investor communications.

QUESTION: How are these advances translating into enhanced shareholder value?



MS. RIYANTI HUTAPEA: The most obvious has been the resumption of dividends, which we recommenced last year for the first time since the economic crisis. Our Board of Directors intends to propose an increased dividend payout of 30 per cent of 2001 earnings, giving a dividend yield of 3.9 per cent. We also think our commitment to shareholders is illustrated in other initiatives implemented in 2001, such as introducing an employee stock ownership plan and a share buy back program, as well as improvements in corporate governance procedures such as the appointment of additional independent, non-executive commissioners.

QUESTION: There is a perception that corporate governance in Asia is poor. What are First Pacific's corporate governance standards?



MR. BROWN: As a Group, we are always working toward improving corporate governance. First Pacific, as a Hong Kong-listed entity, operates in compliance with the wide-reaching governance requirements of the Hong Kong Stock Exchange. PLDT has ADRs listed on the New York Stock Exchange and, as such, complies with New York Stock Exchange and U.S. SEC regulations and supervision, while Ms. Riyanti Hutapea is an active participant in reviews of good corporate governance in Jakarta. In addition, First Pacific prides itself on transparency and being at the forefront of prudent financial reporting, adopting practices and disclosures over and above those required by law. Management is committed to improving corporate governance and it is an on-going task to instill improved practices in our underlying investments; Indofood's appointment of additional independent commissioners is an example of this in practice.

QUESTION: CLSA published a corporate governance watch in 2001 that placed First Pacific's overall ranking as above average. First Pacific achieved high scores for 'transparency', 'accountability', 'fairness', 'discipline' and 'social awareness', but notably weaker scores for 'responsibility' and 'independence'. How do you respond to this?

MR. BROWN: We acknowledge 'independence' to be an area of weakness as this largely measures the independence of board and management. First Pacific's 10-member Board comprises four executives of the Company, four non-executive shareholders, and two independent appointments. However, within this framework, designated responsibilities do impart a degree of independence with Manny Pangilinan in the role of both Executive Chairman and CEO, while Michael Healy, in the role of Chief Operating Officer, is responsible for day-to-day operations.

QUESTION: And what about 'responsibility'? First Pacific does have a principal shareholder, Anthoni Salim, who is in a position of influence as a Non-executive Director. How are the rights of minority shareholders protected?

MR. BROWN: The rights of minorities are well protected in Hong Kong, and First Pacific adheres to all HKSE requirements in this respect. With particular regard to Mr. Salim, the track record is very illustrative because he has been highly supportive of the Company. In 1990, when the Company required additional permanent capital, with minority shareholder approval, the Salim family funded First Pacific US$100 million at a cost significantly lower than alternate financing available to the Company at that time. More recently, Mr. Salim sold his shares in Indofood to First Pacific in two transactions, which also were approved unanimously by minority shareholders, on terms that were deemed favourable to First Pacific and its shareholders. These demonstrate that he has acted in the best interests of the Company and all shareholders.

QUESTION: What is Indofood's strategy going forward?



MS. RIYANTI HUTAPEA: Indofood is adopting a 'Back to Basics' approach in which we harness our core strengths and capabilities in manufacturing, marketing and distribution in order to grow fundamental values. We believe there are opportunities to grow through our existing products, as well as through brand extensions and the introduction of new products, and we are committed to investing in product development to ensure this.

QUESTION: Why isn't Indofood's share buy back program more advanced? What will happen to the shares that are bought back?

MS. RIYANTI HUTAPEA: There are strict regulations governing the repurchase of shares and this has impeded progress to date. Nevertheless, we are committed to the process and have the funds necessary for completion. We would like to cancel the repurchased shares, but as this is not possible, they will be held as treasury stock.

QUESTION: To what extent is Anthoni Salim involved in the strategic and operating decisions at Indofood?

MS. RIYANTI HUTAPEA: Mr. Salim is the head of Indonesia's largest conglomerate, which owned businesses throughout the world prior to the Asian economic crisis. As such, he has a wide range of experience and, as a Commissioner and founder of Indofood and a Non-executive Director of First Pacific, he has developed extensive expertise in the Indonesian food and plantation businesses. So, although he has no involvement in the day-to-day operations of Indofood, he makes a very valuable contribution to the company's overall strategy.

QUESTION: Smart is now the engine driving PLDT's future growth and yet PLDT has stated publicly that it may sell a percentage of Smart in order to reduce PLDT's debt. Aren't you effectively sacrificing PLDT's growth potential in order to manage the debt position?



MR. PANGILINAN: The fact is, we are addressing PLDT's debts in a prudent and methodical fashion. A large portion – US$1.3 billion – of PLDT's debt is coming due between 2002 and 2004 and management must address this without losing sight of our goal to improve EBIDTA and contain costs. We believe it is reasonable to address the debt reduction equally through internally and externally generated funds. Clearly, Smart's excellent growth and profitability has increased its value significantly, giving us further options for raising funds. However, any decision to sell a part of Smart would only be taken if, after considering all other options, we felt this offered an optimal solution.

QUESTION: The Fixed Line business is very capital intensive. Is there a chance that the capital needs of Fixed Line may hinder Smart's growth prospects?



MR. NAZARENO: No, that isn't a possibility. Actually, capital requirements of the Fixed Line business are declining. Furthermore, Smart is now in a position to fund its own future growth.

QUESTION: What are Smart's prospects?

MR. NAZARENO: They continue to be promising. There is still potential for further growth and, having attained leadership in GSM, we are now seeking to maintain this through continued innovation in value added wireless data services. Smart's achievements since it aggressively launched its GSM service are outstanding, so we have every reason to believe that this success will be maintained.

QUESTION: In what areas, in particular?

MR. NAZARENO: In 2001, the combined GSM subscriber base for Smart and Piltel's Talk 'N Text more than doubled to nearly six million from a year before. Subscriber growth is just part of the story, however. Several value added – and revenue generating – services, such as Mobile Banking, Smart Money and Smart zed™, have been introduced to stimulate usage, build customer loyalty and stabilize ARPUs going forward.

QUESTION: During the course of the year, PLDT seemed to go back and forth regarding its intention to move into broadcasting, specifically with the acquisition of GMA Network Inc. in the Philippines. Could you please clarify your position and strategy regarding this issue?



MR. PANGILINAN: I have stated that PLDT will not proceed with this acquisition. Our efforts and resources will be fully employed in addressing PLDT's funding position and growing the PLDT group's existing businesses.

QUESTION: How does this position fit into your overall strategy for PLDT?

MR. PANGILINAN: Our strategy is very clear: our goal is to transform PLDT into a world-class total communications provider. This approach will not only diversify revenue streams but also enable PLDT to grow as the Philippines' economic position improves. We are making excellent progress in this regard.

QUESTION: ***There has been much speculation that heavy indebtedness could slow – or even prevent – PLDT attaining its strategic objectives. Is this a big concern?***

MR. PANGILINAN: We certainly have to address the maturing debt position as a short-term priority, while we will remain focused on PLDT's longer-term strategic goals. We have reduced capital expenditures and focused on reducing cash operating expenses, and our liability management efforts are beginning to show results, especially a US$149 million facility from Kreditanstalt fur Wiederaufbau (KfW) of Germany.

QUESTION: ***Metro Pacific has been through extremely difficult times since the onset of the Asian crisis in late 1997, culminating in a particularly difficult 2001. Is there a future for Metro Pacific, and what is it? Will it still be part of the First Pacific group?***



MR. TORTORICI: In 1995, Metro Pacific made a huge investment in the Philippine property market. Unfortunately, since the Asian crisis in 1997 the Philippine property market has been severely affected, which has resulted in a lack of buyers with sufficient funds to develop the Bonifacio Global City site. Notwithstanding this, Metro Pacific has managed the timely completion of the basic infrastructure projects that will form the backbone of the site. In addition it has completed the construction, and sold 77 per cent, of its prime Global City residential complex, Pacific Plaza Towers. To reduce the debts incurred in completing these projects and to sustain development, Metro Pacific has, over the past five years, sold almost all of its non-property assets and realized US$350 million in the process. While the property market remains soft, we need to pursue other methods by which to further reduce or restructure Metro Pacific's debts. We believe that Metro Pacific has a viable business plan that will benefit all stakeholders, including First Pacific, and that it will remain part of the Group.

QUESTION: ***In retrospect, what can you tell us about the Fort Bonifacio project that can make it easier for us to understand the difficulties of the past several years? Metro Pacific began the process, according to published reports, by overpaying by 50 per cent compared with the other bids. Was this project doomed from the beginning?***



MR. PANGILINAN: No, I don't think it was doomed. And I continue to believe that, ultimately, the Bonifacio Global City will be viewed as a world-class project. All long-term property projects experience downturns but, at the time of our investment, the Philippine economy and property market was vibrant. In the current downturn, given the project's huge capital requirements, our initial valuation has proved to be optimistic. This being so, book values have now been adjusted downwards to better reflect this. But, looking ahead, we will continue to protect and enhance our interests; it's a good project that will be successful in time and FBDC, the development vehicle, is well positioned to achieve this as it is conservatively geared, has no funding issues and holds significant land banks.

QUESTION: ***What was the relationship between First Pacific and Metro Pacific during the past year? For instance, did the companies work together to seek solutions, especially relating to the Larouge loan?***



MR. TORTORICI: Actually, the relationship between the two companies has always been open and constructive and, as Manny Pangilinan and I are directors of both First Pacific and Metro Pacific, First Pacific's involvement is assured. The granting of the loan to Metro Pacific, in early 2001, is just one example of working together. However, First Pacific also worked with us during the course of the year as we explored various remedial actions, such as the sale of assets and the on-going sale of BLC. In the same way, First Pacific will be actively involved in the implementation of Metro Pacific's debt reduction initiatives.

QUESTION: ***To many people, First Pacific today is a passive holding company with interests in publicly owned stock. This was not your strategy when you started the Company. What are your plans for First Pacific and can it ever regain the reputation it once had?***



MR. PANGILINAN: Yes, First Pacific can and will regain the reputation it once had. The question that still must be answered, quite frankly, is this: what kind of company does First Pacific need to be in order to operate successfully in the future and to again offer investors a unique and attractive investment vehicle?

QUESTION: ***And what is the answer?***

MR. PANGILINAN: First of all, we need to resolve all of the balance sheet issues so that we can position the Company for expansion. Thereafter, we need to own an attractive group of underlying companies and we need to add value – through our original core principle of active management – in such a way that an investor can share in the growth of the group of companies by investing at the First Pacific level. Smart is an example of our past success in this regard.

QUESTION: It has been suggested that First Pacific is an expensive holding company. What value does First Pacific's Head Office management bring to shareholders?



MR. HEALY: As discussed earlier, our Head Office team is directly involved in managing our investments. There is also an enormous amount of transaction and corporate finance experience; these are the very attributes that underpinned First Pacific's past growth and which will underpin future growth. By way of example, in late 2001, when faced with the financial reality of having to refinance our convertible bonds as Metro Pacific was unable to repay the Larouge loan, Hong Kong management, over the course of seven weeks, expeditiously undertook and completed a US$200 million facility from ING Bank NV, and the simultaneous sales, at premiums to market, of Darya-Varia and Berli Jucker to raise US$160 million. By the end of January 2002, we had prepaid the outstanding convertible bonds to the benefit of our bondholders, and our shareholders benefited as our share price recovered.

QUESTION: In retrospect, what can you tell us about your decision in January 1998 to refocus First Pacific's asset base on the markets of Southeast Asia?



MR. PANGILINAN: We believe it was a good decision. In fact, over time, I expect we will be proven correct. Indonesia and the Philippines are huge countries, with substantial populations and significant natural resources. Prior to the Asian crisis, these countries were doing very well. More recently, regional upheaval and political instability have turned matters for the worse, but these are the countries we are strong in and they will recover. Until then, we will be resourceful and patient in the way we run our businesses.

QUESTION: Does your focus today continue to be on Southeast Asia?

MR. PANGILINAN: Yes, of course. All of our assets are in those markets.

QUESTION: Is that a strategic decision or is it the result of your financial constraints?

MR. PANGILINAN: It was a strategic decision, as I have said. Currently, it is a reflection of our financial constraints.

QUESTION: Without the financial constraints, what would be of interest to you?

MR. PANGILINAN: To be sure, at the top of the list would be opportunities to grow beyond the borders of the Philippines and Indonesia.

QUESTION: Would this expansion be in consumer businesses or in telecoms?

MR. PANGILINAN: We like, and have excellent experience in, both sectors.

QUESTION: Near year-end 2001, you sold out your positions in both Berli Jucker and Darya-Varia. Would you describe these sales as strategic in nature or dictated by the exigencies of refinancing debt?



MR. HEALY: I would not describe either company as having been core holdings of First Pacific. Each is a fine company, both in terms of products produced and financial results achieved. However, neither fit our criteria of being either number one or two in our core markets, and we did not believe that either would serve our purposes for pan-Asia expansion. Having said that, it would be disingenuous to suggest that the sales were not connected to debt refinancing needs and the non-repayment of the Larouge loan.

QUESTION: Can First Pacific ever regain its previous standing as a 'savvy acquirer'? Quite simply, you don't have the capital to do deals. What is First Pacific's financial position today, and when will it be positioned to become acquisitive again?

MR. HEALY: For now we don't have capital to do deals. This is why, as discussed earlier, First Pacific needs to resolve all of its balance sheet issues. Currently we have a US$190 million two-year bank loan and cash in excess of US$50 million. To generate sufficient capital in the short-term we would need to sell further assets. However, our key operating companies, PLDT and Indofood, can also help by delivering meaningful share price growth or cash flow – preferably both – which would help First Pacific's leverage capability.

QUESTION: When First Pacific does again become acquisitive, what would be attractive?

MR. HEALY: Undervalued – and unlisted – companies where we could add value through active involvement. Given our current holdings, acquisitions would make sense in the consumer and food industries, as well as in telecommunications. The latter, as you know, is very capital intensive, so we are likely to be drawn more to the two other categories. Geographically, we clearly need to diversify; China is an obvious choice.

REVIEW OF 2001 GOALS

FIRST PACIFIC

- **Continue to enhance recurrent profits and cash flow** ACHIEVED

U.S. dollar contribution from continuing businesses up 13 per cent, despite start-up losses for Infrontier and weaker average exchange rates. Cash flows improving at the operating company level.

- **Refinance convertible bonds with long-term debt** PARTIALLY ACHIEVED

US$190 million two-year debt in place; longer-term financing still required.

- **Continue to consolidate ownership positions in core businesses** NOT ACHIEVED

No increase in ownership stakes. However, notable operational progress has been achieved in principal investments.

- **Seek value enhancing transactions consistent with core business focus** ACHIEVED

Non-core investments disposed, at premiums to market, to enable repayment of convertible bonds.

- **Enhance recurrent cash flows to Head Office** PARTIALLY ACHIEVED

First dividend received from Indofood in July 2001; steps taken to improve longer-term cash returns at PLDT.

- **Finalize the evaluation review of Metrosel and execute conclusions** NOT ACHIEVED

The Group continues in its efforts to derive value from this investment.

INDOFOOD

- **Reorganize operations to create greater definition between branded consumer products and the commodity businesses** PARTIALLY ACHIEVED

Legal entities that will eventually house the assets, liabilities and operations of Indofood's Flour division have been established.

- **Explore opportunities for utilizing substantial free cash flows** ACHIEVED

US$200 million of debt repaid; share buy back scheme approved and 227 million shares repurchased by mid-March 2002; proposed dividend payout increased to 30 per cent for year 2001.

- **Continue to implement corporate governance initiatives to align Indofood's practices with international best practice** ACHIEVED

Enhanced disclosure to shareholders in line with international standards; independent commissioners to increase to three at the next AGM.

- **Resume dividend payments to shareholders** ACHIEVED

Indofood paid a 25 per cent dividend payout (Rupiah 18 per share) in respect of 2000, and proposes a 30 per cent payout (approximately Rupiah 25 per share) in 2001.

PLDT

- **Continue to grow consolidated revenue and net profit** ACHIEVED

Consolidated revenues increased 17 per cent; net profit tripled on a significant turnaround in Wireless.

- **Maintain momentum for growing cellular subscribers to achieve a total of 5.5 million subscribers by year-end** ACHIEVED

PLDT group's cellular subscribers numbered 6.4 million.

- **Continue 2000 initiatives in respect of revenue diversification and efficiencies** ACHIEVED

Revenue mix improving, with Wireless and Data now contributing 35 per cent and 6.5 per cent, respectively, of total operating revenues. Reduced cash expenditure; fixed lines per employee improved to 161 (2000: 144).

- **Advance ePLDT as a platform for future revenue growth** ACHIEVED

ePLDT continues to roll out its services, now contributing almost one per cent of total operating revenues. Infocom's operating performance improved, with 40 per cent increase in revenues over 2001.

METRO PACIFIC

- **Conclude disposals of remaining non-core assets** NOT ACHIEVED

Metro Pacific continues to evaluate options for its remaining assets.

- **Simplify corporate ownership structure** NOT ACHIEVED

Progress was dependent on the sale of non-core assets.

- **Put long-term financing in place to better match long-term revenue streams** PARTIALLY ACHIEVED

Achieved in respect of subsidiary Bonifacio Land Corporation. Metro Pacific is currently in discussions with its creditors on overdue amounts.

ESCOTEL

- **Achieve cash flow break-even** ACHIEVED
- **Conclude strategic, value-enhancing transactions to broaden geographical presence** NOT ACHIEVED

Options continue to be evaluated.

INFRONTIER

- **Establish the operational infrastructure required to build a sustainable pan-Asian business solutions provider** ACHIEVED

Infrontier is now operational in six countries, offering supply chain management and wireless solutions to a range of clients.

- **Evolve from start-up to develop sustainable revenues to achieve profitability by year-end 2003** PARTIALLY ACHIEVED

Commenced commercial operations and established a customer base of thirty organizations with a presence in all six countries of operation. However, initial revenues fell below target.

Note: Berli Jucker and Darya-Varia were sold in December 2001.

2002 GOALS

FIRST PACIFIC

- Enhance recurrent cash flows at Head Office
- Refinance or repay existing two-year loan with longer-term funding
- Conclude value enhancing strategy for the Group's investments in Escotel and Metrosel

INDOFOOD

- Pursue core business strategy to focus on value enhancement
- Improve share price performance
- Maintain dividend payout ratio of 30 per cent
- Complete share buy back program
- Implement employee stock ownership plan

PLDT

- Pursue and complete liability management program
- Improve share price performance
- Smart to manage Cellular ARPUs through value added services
- Develop data and network related operations to become longer-term drivers of value
- Build and strengthen the operations and financial position of ePLDT

METRO PACIFIC

- Conclude debt reduction program
- Conclude the merger of First e-Bank

ESCOTEL

- Retain market leadership in view of anticipated competition
- Maximize network availability and utilization
- Grow revenues and EBITDA to achieve full break-even

INFRONTIER

- Develop sustainable revenues to achieve profitability by year-end 2003
- Attain cash flow break-even by year-end 2002

HEAD OFFICE MANAGEMENT



MANUEL V. PANGILINAN
Executive Chairman
Age 55, born in the Philippines. Mr. Pangilinan received a BA from Ateneo de Manila University and an MBA from University of Pennsylvania's Wharton School before working in the Philippines and Hong Kong for the PHINMA Group, Bancom International Limited and American Express Bank. He served as First Pacific's Managing Director after founding the company in 1981, and was appointed Executive Chairman in February 1999. Mr Pangilinan also serves as President and CEO of PLDT; President Commissioner of Indofood; Chairman, President and CEO of Metro Pacific Corporation; Chairman of Fort Bonifacio Development Corporation; and as a Director of Bonifacio Land Corporation and Escotel. He is Chairman of non-profit organization, Philippine Business for Social Progress; sits on the Board of Overseers and the Board of Trustees of Wharton School; and sits on the Board of Trustees of Ateneo de Manila University. He was awarded an Honorary Doctorate in Humanities by San Beda College in the Philippines in January 2002. Mr. Pangilinan is based in the Philippines.



MICHAEL J.A. HEALY
Chief Operating Officer and Finance Director
Age 41, born in Scotland. Mr. Healy received a BA from the University of Stirling, Scotland. He is a member of the Institute of Chartered Accountants of Scotland and the Hong Kong Society of Accountants. Mr. Healy joined First Pacific in 1994, having served in Price Waterhouse's Glasgow and Hong Kong audit and business advisory departments. Prior to his appointment as Finance Director in February 1999, Mr. Healy held several senior finance positions and, in January 2000, he assumed the additional responsibilities of Chief Operating Officer. He also serves as a Commissioner of Indofood, and as a Director of Escotel and Infrontier.



RONALD A. BROWN
Executive Director, General Counsel and Company Secretary
Age 55, born in the United States. Mr. Brown received an AB from Dartmouth College and a JD and MPA from Harvard University. He is a member of the California State Bar and the District of Columbia Bar. He served at the Board of Governors of the Federal Reserve System's Washington, D.C., legal office before joining the Bank of America, where he ultimately became head of its Asia Division Legal Office in Hong Kong. Mr. Brown joined First Pacific in 1986 as Vice President, General Counsel and Company Secretary and was named an Executive Director in February 1999. He also serves as a Commissioner of Indofood and as a Director of Escotel and Infrontier.



EDWARD A. TORTORICI
Executive Director
Age 62, born in the United States. Mr. Tortorici received a BS from New York University and an MS from Fairfield University. He founded EA Edwards Associates, an international management and consulting firm with offices worldwide. Mr. Tortorici joined First Pacific as an Executive Director in 1987 and launched the Group's entry into the telecommunications sector. He is responsible for organization and strategic planning; and corporate restructuring, with specific responsibility for First Pacific's investments in Indonesia and e-commerce. Mr. Tortorici also serves as a Director of Indofood, Metro Pacific and Infrontier. Mr. Tortorici is based in the Philippines.



REBECCA G. BROWN
Executive Vice President, Group Corporate Communications
Age 37, born in Zimbabwe. Ms. Brown qualified in the United Kingdom and is a fellow of the Association of Chartered Certified Accountants and a member of the National Investor Relations Institute. After eight years in London with Shell International, she joined First Pacific in 1996 and served in several senior finance positions. In September 1999, Ms. Brown was named Executive Vice President, Group Corporate Communications.



MAISIE M.S. LAM
Executive Vice President, Group Human Resources
Age 47, born in Hong Kong. Ms. Lam received a Diploma from Hong Kong Polytechnic University/Hong Kong Management Association. She joined First Pacific in 1983 from Citicorp's merchant banking arm in Hong Kong.



JOSEPH H.P. NG
Executive Vice President and Group Treasurer
Age 39, born in Hong Kong. Mr. Ng received an MBA and a Professional Diploma in Accountancy from the Hong Kong Polytechnic University. He is a member of the Hong Kong Society of Accountants and of the Association of Chartered Certified Accountants. Mr. Ng joined First Pacific in 1988 from Price Waterhouse's audit and business advisory department in Hong Kong. Prior to his appointment as Executive Vice President, Group Treasurer in May 2001, Mr. Ng served in several senior finance positions within the First Pacific Group. Mr. Ng also serves as a Commissioner of Indofood and as a Director of Escotel.



WILLIAM J. SCOTT
Executive Vice President and Group Financial Controller
Age 36, born in Scotland. Mr. Scott received an MA (Hons) from the University of Aberdeen, Scotland. He is a member of the Institute of Chartered Accountants of Scotland. Mr. Scott joined First Pacific in March 2000 from Pricewaterhouse-Coopers' audit and business advisory department in the United Kingdom.

BOARD OF DIRECTORS

OTHER DIRECTORS

EDWARD K.Y. CHEN, CBE, JP

Non-executive Director

Age 56, born in Hong Kong and educated at the University of Hong Kong and Oxford University. Prof. Chen serves as President of Lingnan University; and is a Director of Asia Satellite Telecommunications and Eaton Vance Management Funds. Formerly, he served as Chairman of Hong Kong's Consumer Council; as an Executive Councilor of the Hong Kong Government; and as a Legislative Councilor. Prof. Chen joined First Pacific's Board in 1993.

SUTANTO DJUHAR

Non-executive Director

Age 73, born in Indonesia. Mr. Djuhar has founded numerous Indonesian companies involved primarily in real estate development. He is a Commissioner of PT Kartika Chandra and PT Metropolitan Kencana, and serves as a Director of PT Bogasari Flour Mills and PT Inti Petala Bumi. Mr. Djuhar, who is the father of Tedy Djuhar, joined First Pacific's Board in 1981.

TEDY DJUHAR

Non-executive Director

Age 50, born in Indonesia. Mr. Djuhar is the Vice President Director of PT Indocement Tunggal Prakarsa Tbk and a number of other Indonesian companies. He is the son of Sutanto Djuhar. Mr. Djuhar joined First Pacific's Board in 1981.

IBRAHIM RISJAD

Non-executive Director

Age 67, born in Indonesia. Mr. Risjad serves as a Commissioner of PT Indocement Tunggal Prakarsa Tbk and as Vice President of the Board of Commissioners of PT Indofood Sukses Makmur Tbk. He joined First Pacific's Board in 1981.

ANTHONI SALIM

Non-executive Director

Age 52, born in Indonesia. Mr. Salim is the son of Soedono Salim and is the President and CEO of the Salim Group. Mr. Salim is a Commissioner of PT Indofood Sukses Makmur Tbk, and has served as a Director of First Pacific since 1981.

DAVID W.C. TANG, OBE

Non-executive Director

Age 47, born in Hong Kong. Mr. Tang is the founder of the Shanghai Tang stores and the China Clubs in Hong Kong, Beijing and Singapore, as well as The Pacific Cigar Company Limited. He holds Hong Kong directorships on the boards of Lai Sun Development Limited and Free Duty Limited; London directorships on the boards of Asprey Limited and Garrard Limited; and serves on the International Advisory Board of The Savoy Group of London. Mr. Tang joined First Pacific's Board in 1989.

ADVISORS

SOEDONO SALIM

Honorary Chairman and Advisor to the Board

Age 85, born in China. Mr. Salim served as First Pacific's Chairman from 1981 until February 1999, when he assumed his current titles. He serves as Chairman of the Salim Group, and is a Commissioner or Director of numerous other Indonesian companies.

SUDWIKATMONO

Advisor to the Board

Age 67, born in Indonesia. Mr. Sudwikatmono served as a Director of First Pacific from 1981 until February 1999, when he assumed his current title. He is a Director of PT Bogasari Flour Mills, Vice President Commissioner of PT Indocement Tunggal Prakarsa Tbk, and holds board positions with a number of other Indonesian companies.

BOARD OF DIRECTORS AS AT 31 MARCH 2002

Executive Directors
Manuel V. Pangilinan (Executive Chairman)
Michael J.A. Healy (Chief Operating Officer and Finance Director)
Ronald A. Brown
Edward A. Tortorici

Non-executive Directors
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Anthoni Salim

Independent Non-executive Directors
Edward K.Y. Chen, CBE, JP
David W.C. Tang, OBE

CONTENTS

15 INDOFOOD
17 PLDT
20 METRO PACIFIC
23 ESCOTEL
24 INFRONTIER
24 DISPOSED BUSINESSES

REVIEW OF OPERATIONS CONTRIBUTION SUMMARY

US$millions	Turnover 2001	Turnover 2000	Contribution to Group (loss)/profit(i) 2001	Contribution to Group (loss)/profit(i) 2000
Indofood	**1,414.9**	1,490.3	**48.1**	55.7
PLDT(ii)	**–**	–	**42.8**	25.6
Smart(iii)	**–**	80.5	**–**	(9.0)
Metro Pacific	**134.4**	240.0	**(14.6)**	(6.4)
Escotel(ii)	**–**	–	**(6.2)**	(11.8)
Infrontier	**1.5**	–	**(9.1)**	–
FROM CONTINUING BUSINESSES	**1,550.8**	1,810.8	**61.0**	54.1
FROM DISPOSED BUSINESSES(iv)	**300.9**	488.4	**17.8**	34.4
FROM OPERATIONS	**1,851.7**	2,299.2	**78.8**	88.5
Corporate overhead			**(12.4)**	(13.2)
Net finance charges			**(21.0)**	(25.7)
Other (expenses)/income			**(0.8)**	1.4
RECURRING PROFIT			**44.6**	51.0
Foreign exchange losses			**(22.4)**	(143.5)
(Loss)/gain on disposal and dilution of shareholdings and asset impairment provisions			**(1,819.2)**	143.7
(LOSS)/PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS			**(1,797.0)**	51.2

(i) After taxation and outside interests, where appropriate.
(ii) Associated companies.
(iii) Merged with PLDT on 24 March 2000.
(iv) Represents Berli Jucker, Darya-Varia, Savills plc, First Pacific Bank and SPORTathlon.

CONTRIBUTION BY COUNTRY 2001
US$millions


50
40
30
20
10
0
–10
Indonesia
Philippines
Thailand
India
Others

During the year, the Group's continuing businesses improved their performance by 13 per cent to US$61.0 million, while recurring profit was down 13 per cent to US$44.6 million, reflecting the absence of contributions from disposed businesses. As a consequence of US$1.7 billion of asset impairment provisions, taken to better align First Pacific's book values with market values as at 31 December 2001, and losses on the disposal of non-core assets, First Pacific's attributable loss for the year was US$1.8 billion.

The Group's operating results are denominated in local currencies – principally the peso and rupiah – which are translated and consolidated to provide the Group's U.S. dollar denominated results. The depreciation of these currencies against the U.S. dollar is summarized below and illustrates continued weakness through to 31 December 2001.

Exchange rates against the U.S. dollar For the year ended 31 December	2001	2000	One year change
CLOSING			
Peso	**51.60**	49.96	–3.2%
Rupiah	**10,400**	9,650	–7.2%
Rupee	**48.25**	46.72	–3.2%
Baht	**44.20**	43.16	–2.4%
AVERAGE			
Peso	**51.04**	44.67	–12.5%
Rupiah	**10,294**	8,523	–17.2%
Rupee	**47.24**	45.07	–4.6%
Baht	**44.51**	40.43	–9.2%

CONTRIBUTION BY COUNTRY 2000
US$millions


60
50
40
30
20
10
0
–10
–20
Indonesia
Philippines
Thailand
India
Others

The effect of this weakness on the Group's U.S. dollar denominated results was to reduce the translated U.S. dollar value of local currency results. It is estimated that this has had an adverse impact on the December 2001 results of approximately US$12.9 million.

At the operational level, weaker local currencies increase the cost of imported raw materials, which has the effect of eroding margins. In addition, the servicing costs of foreign currency denominated debt are increased, and unrealized exchange gains or losses arising on the translation of monetary assets and liabilities are recognized in the profit and loss statement.

INDOFOOD


Eva Riyanti Hutapea
President Director and CEO


Michael J.A. Healy
Commissioner


Ronald A. Brown
Commissioner


Joseph H.P. Ng
Commissioner

PT Indofood Sukses Makmur Tbk is the leading processed-foods group in Indonesia. The principal businesses of Indofood are Noodles, Flour and Edible Oils and Fats. It also has interests in Distribution, Food Seasonings, Baby Foods and Snack Foods.

Indofood's operations are denominated in rupiah, which averaged Rupiah 10,294 (2000: 8,523) to the U.S. dollar, and its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of such adjustments follows.

	2001	2000
	Rupiah mln	Rupiah mln
Net income under Indonesian GAAP	**746,330**	646,172
Differing accounting treatments[i]	**26,792**	(81,906)
Foreign exchange[ii]	**258,695**	622,648
Adjusted net income under Hong Kong GAAP	**1,031,817**	1,186,914
	US$ mln	US$ mln
Translated into U.S. dollars at prevailing average rates of 2001: Rupiah 10,294 and 2000: Rupiah 8,523	**100.2**	139.3
Contribution to First Pacific Group profit, at an average shareholding of 2001: 48.0% and 2000: 40.0%[iii]	**48.1**	55.7

(i) These adjustments arise because of differences in accounting for certain items under Indonesian GAAP, as applied by Indofood, and Hong Kong GAAP, as applied by First Pacific. Principal adjustments include:
- Pension expenses: Following a recent change in Indonesian GAAP, Indofood now accrues all pension liabilities, while previously it accounted for such costs on a cash basis. First Pacific has always accrued pension related liabilities. As accounting treatments are now consistent, First Pacific no longer needs to adjust for recorded pension costs with effect from 2001 (2000: Rupiah 92.8 billion).
- Foreign exchange: Under Indonesian GAAP, Indofood is permitted to capitalize and amortize certain exchange differences. Under Hong Kong GAAP, the treatment is to recognize such losses, even though unrealized, in the profit and loss. While Indofood's current policy is to record foreign exchange differences through the profit and loss, certain exchange losses were capitalized in previous years and, accordingly, First Pacific has reversed the amortization of such capitalized foreign exchange differences.

(ii) To illustrate underlying operations, contribution from operations is shown before exchange differences. Accordingly, First Pacific has excluded exchange losses, net of related tax, and presented these items separately.

(iii) First Pacific increased its interest in Indofood by eight per cent, to 48 per cent, in December 2000.

An analysis of Indofood's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover			Profit		
US$ millions	2001	2000	% change	2001	2000	% change
Instant Noodles	**475.3**	519.0	–8.4	**77.3**	103.5	–25.3
Flour	**419.9**	394.4	+6.5	**62.6**	81.5	–23.2
Edible Oils and Fats	**262.2**	305.2	–14.1	**38.3**	67.3	–43.1
Others	**257.5**	271.7	–5.2	**25.1**	19.9	+26.1
Total	**1,414.9**	1,490.3	–5.1			
OPERATING PROFIT				**203.3**	272.2	–25.3
Share of profits less losses of associates				**(0.6)**	0.1	–
Net borrowing costs				**(45.3)**	(49.7)	+8.9
PROFIT BEFORE TAXATION				**157.4**	222.6	–29.3
Taxation				**(45.3)**	(68.1)	+33.5
PROFIT AFTER TAXATION				**112.1**	154.5	–27.4
Outside interests				**(64.0)**	(98.8)	+35.2
CONTRIBUTION TO GROUP PROFIT				**48.1**	55.7	–13.6

For 2001, Indofood contributed a profit of US$48.1 million (2000: US$55.7 million), positioning Indofood as the largest contributor to Group profits. During the year the rupiah declined to 10,400 against the U.S. dollar in December 2001, from 9,650 at the start of 2001.

INDOFOOD
TURNOVER
2001


18%
34%
18%
30%

	US$millions
Instant Noodles	475.3
Flour	419.9
Edible Oils and Fats	262.2
Others	257.5
Total	**1,414.9**

2000


18%
35%
21%
26%

	US$millions
Instant Noodles	519.0
Flour	394.4
Edible Oils and Fats	305.2
Others	271.7
Total	**1,490.3**

A weaker rupiah in 2001 has largely contributed to the decline in Indofood's contribution; rupiah denominated net sales revenue increased by 15 per cent to Rupiah 14.6 trillion (2000: Rupiah 12.7 trillion), whereas U.S. dollar denominated equivalent revenues declined five per cent to US$1,414.9 million (2000: US$1,490.3 million).

All of Indofood's divisions recorded increased sales revenues, with the exception of Baby Foods which did not record comparable aid-related sales in 2001. Indofood's principal divisions of Instant Noodles, Flour and Edible Oils and Fats recorded growth of 11 per cent, 29 per cent and four per cent, respectively, in rupiah terms.

A weaker rupiah also resulted in increasing the costs of imported U.S. dollar denominated raw materials – principally wheat, packaging materials and fuel oil – thereby eroding Indofood's gross margin to 26.4 per cent (2000: 29.4 per cent). Despite this, Indofood's gross profit improved by three per cent to Rupiah 3.9 trillion (US$0.4 billion). Increased transportation and salary costs contributed to the decline in Indofood's rupiah operating margin to 13.9 per cent (2000: 18.9 per cent).

Despite the contraction in operating profit, Indofood's reported rupiah net income grew by 15 per cent to Rupiah 746.3 billion (US$72.5 million), principally because of lower foreign exchange losses due to lower balances of U.S. dollar denominated debt. Indofood continued to generate strong cash flows, recording EBITDA of US$232.9 million – equivalent to US$19 million per month – in 2001.

INSTANT NOODLES sales reached 9.03 billion (2000: 8.95 billion) packs in 2001, as Indofood's concerted efforts to recover declining volumes began to pay off during the fourth quarter. Indofood produces and markets more than 100 varieties of noodles including soup-style, stir-fry style, air-dried, cup, snack and egg noodles. Sales are principally to the domestic market with two per cent of total volumes exported. Brand 'Indomie' leads sales.

Rupiah revenues, which account for 34 per cent of Indofood's total 2001 sales, increased by 11 per cent to Rupiah 4,892.3 billion (US$475.3 million) as average price increases of 10 per cent were effected, resulting in an average selling price per pack in 2001 of Rupiah 542 (U.S. 5.3 cents). Despite increased prices, the rupiah gross margin declined to 28.6 per cent (2000: 31.7 per cent) as a weaker rupiah increased the cost of imported raw materials, principally flour. The rupiah operating margin declined to 15.8 per cent (2000: 19.8 per cent) as transportation, advertising and staffing costs increased.

FLOUR recorded a 29 per cent growth in revenues to Rupiah 4,322.1 billion (US$419.9 million), contributing 30 per cent of Indofood's total 2001 sales. Bogasari Flour Mills has milling capacity of 3.6 million metric tons and has, since the deregulation of the Indonesia wheat milling market in July 1998, moved beyond bulk milling to producing tailored consumer products for both household and commercial use. It now offers a wide range of branded flour products to meet the differing needs of noodle, bread, biscuit and snack producers and has captured 70 per cent of the total market.

Growth in Flour revenues reflects a five per cent growth in volumes to 2.2 million metric tons (2000: 2.1 million metric tons) and a 19 per cent increase in prices which, in 2001, averaged Rupiah 2,255 (U.S. 22 cents) per kilogram. The rupiah gross margin declined to 23.1 per cent (2000: 27.2 per cent) as U.S. dollar denominated wheat costs increased, while the rupiah operating margin declined to 14.5 per cent (2000: 20.7 per cent) due to increased marketing and promotional spending as Bogasari Flour Mills continued to build its brands during 2001.

BRANDED EDIBLE OILS AND FATS, which includes cooking oils for household and industrial use, margarine and shortenings, grew volumes by five per cent to 404.3 thousand metric tons (2000: 385.5 thousand metric tons) and average selling prices by three per cent to Rupiah 3,574 (U.S. 35 cents) per kilogram. The 51.9 per cent (2000: 58.5 per cent) rupiah gross margin was affected by the increased cost of raw materials, while the 32.2 per cent (2000: 43.1 per cent) rupiah operating margin declined on increased transportation costs.

INDOFOOD
OPERATING PROFIT
2001


12%
38%
19%
31%

	US$millions
Instant Noodles	77.3
Flour	62.6
Edible Oils and Fats	38.3
Others	25.1
Total	**203.3**

2000


7%
38%
25%
30%

	US$millions
Instant Noodles	103.5
Flour	81.5
Edible Oils and Fats	67.3
Others	19.9
Total	**272.2**

COMMODITY EDIBLE OILS AND FATS revenues were down two per cent to Rupiah 1,625.5 billion (US$157.9 million), principally due to a lower contribution from export sales of coconut oil (CNO) based products, which were down 27 per cent to 195 thousand metric tons, despite a decline in copra prices. A weaker rupiah resulted in increased costs of raw materials as crude palm oil (CPO) prices increased 11 per cent to Rupiah 2,285 (U.S. 22 cents) per kilogram, and the rupiah gross margin declined to 7.3 per cent (2000: 13.8 per cent).

OTHERS Collectively, Indofood's Distribution, Food Seasonings, Baby Foods, Snack Foods and Other businesses contributed 18 per cent of Indofood's total revenues. Distribution, Food Seasonings and Snack Foods grew rupiah revenues by 10 per cent, 30 per cent and 62 per cent, respectively, while Baby Foods revenues declined by 14 per cent as a consequence of fewer aid-related sales. Volume growth was 33 per cent for Snack Foods and four per cent for Food Seasonings, and all divisions effected price increases and recorded improved rupiah gross margins during 2001. Food Seasonings improved its rupiah operating margin, while those for the other businesses declined principally due to increased fuel and marketing costs.

During 2001 Indofood repaid some US$200 million of U.S. dollar equivalent debt, thereby improving Indofood's debt-to-equity ratio to 1.6 times (2000: 2.1 times) and its net gearing ratio to 1.3 times (2000: 1.5 times). As at 31 December 2001, Indofood had Rupiah 5.8 trillion (US$559.3 million) of debt, of which approximately 62 per cent was U.S. dollar denominated. Approximately 90 per cent of Indofood's U.S. dollar denominated debt was, and remains, hedged. Cash balances at year-end were Rupiah 834.4 billion (US$80.2 million), of which approximately 16 per cent is U.S. dollar denominated.

During the year, Indofood acquired shareholder approval for a share buy back plan, through which it would repurchase up to 10 per cent of its outstanding shares, and for an employee stock ownership plan. By end February 2002, Indofood had bought back 225 million shares, a quarter of the number it intends to repurchase, at an average price of approximately Rupiah 680 per share. The share buy back program, which is to be implemented in stages up to 30 November 2002, will continue for as long as the repurchase of shares continues to provide greater returns to shareholders than alternate uses of cash. In addition, Indofood has returned to paying dividends and proposes to increase 2001's dividend payout to 30 per cent of earnings. In order to strengthen further Indofood's corporate governance practices, independent commissioner representation is to be increased to three at the next AGM.

Having responded to the challenges of declining margins and increased competition in 2001, Indofood is geared to improve its operations in 2002 as it adopts a 'Back to Basics' strategy focusing on organic growth through leveraging core strengths. Indofood will focus on its domestic food interests, in tandem with maximizing productivity and efficiency, and, accordingly, is set to achieve stronger returns from operations and improved EBITDA. This, together with cash available at the end of 2001 and, if necessary, new borrowings, will provide sufficient funds to settle all of Indofood's maturing loans in 2002. Capital expenditure will be reviewed to ensure this is the best use of available cash and, in order to secure adequate supply of CPO as only 45 per cent of Indofood's requirement is supplied by its own plantations, Indofood is seeking to enter into long-term purchase contracts with domestic suppliers.

PLDT


Manuel V. Pangilinan
President and CEO


Napoleon L. Nazareno
President and CEO,
Smart Communications

Philippine Long Distance Telephone Company (PLDT) is the largest and most diversified telecommunications company in the Philippines. Its businesses are organized into three main segments: Fixed Line (principally through PLDT), Wireless (principally through wholly-owned subsidiary Smart Communications (Smart)), and Information and Communications Technology (principally through wholly-owned subsidiary ePLDT).

PLDT's operations are principally denominated in pesos, which averaged Pesos 51.04 (2000: 44.67) to the U.S. dollar, and its financial results are prepared under Philippine GAAP and reported in pesos. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to PLDT's reported peso results to ensure compliance with Hong Kong GAAP. An analysis of such adjustments follows.

	2001	2000
	Pesos mln	Pesos mln
Net income under Philippine GAAP	**3,418**	1,108
Differing accounting treatments:[(i)]		
– Foreign exchange	**2,400**	1,000
– Fair values	**2,600**	900
– Others	**220**	1,170
Intragroup items[(ii)]	**275**	1,000
Adjusted net income under Hong Kong GAAP	**8,913**	5,178
	US$ mln	US$ mln
Translated into U.S. dollars at prevailing average rates of 2001: Pesos 51.04 and 2000: Pesos 44.67	**174.6**	115.9
Contribution to First Pacific Group profit, at an average shareholding of 2001: 24.5% and 2000: 22.1%[(iii)]	**42.8**	25.6

(i) These adjustments arise because of differences in accounting for certain items under Philippine GAAP, as applied by PLDT, and Hong Kong GAAP, as applied by First Pacific:

- Foreign exchange losses: Under Philippine GAAP, PLDT is permitted to capitalize and amortize exchange differences. Under Hong Kong GAAP, the treatment is to recognize such losses, even though unrealized, in the profit and loss account. Exchange differences are separately disclosed and accordingly no adjustment is necessary. However, an adjustment is required to reverse the amortization of PLDT's capitalized foreign exchange differences, as the originating exchange difference has already been written off by First Pacific. This adjustment is higher in 2001 due to the peso's significant depreciation in 2000.
- Fair values on acquisition: First Pacific made certain fair value adjustments at the time of its acquisition of PLDT, such that certain PLDT assets are held at different values. Accordingly, First Pacific reverses depreciation and provisions at the PLDT level in relation to those assets that First Pacific has already written down. This adjustment is higher in 2001 due to increased charges incurred by PLDT in 2001 in respect of its investment in Piltel.
- Others: In 2000, PLDT applied 'pooling of interests' accounting in respect of its acquisition of Smart. First Pacific's policy is to apply 'acquisition' accounting and, accordingly, Smart's first quarter 2000 losses were reinstated as these losses were separately reported by First Pacific.

(ii) These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity. The year on year decline is principally due to the full repayment by Smart, during 2000, of an interest-bearing loan from First Pacific.

(iii) Increase in Group shareholding is due to the acquisition of an eight per cent interest in PLDT, from Metro Pacific, in September 2000.

An analysis of PLDT's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover			Profit		
US$ millions	2001	2000	% change	2001	2000	% change
Fixed Line	**918.4**	1,022.2	–10.2	**395.7**	406.2	–2.6
Wireless	**513.9**	307.0	+67.4	**110.3**	(30.0)	–
ICT*	**9.2**	5.3	+73.6	**(6.1)**	(1.6)	–281.3
Total	**1,441.5**	1,334.5	+8.0			
OPERATING PROFIT				**499.9**	374.6	+33.4
Share of profits less losses of associates				**0.8**	0.3	+166.7
Net borrowing costs				**(267.9)**	(230.3)	–16.3
PROFIT BEFORE TAXATION				**232.8**	144.6	+61.0
Taxation				**(47.5)**	(62.7)	+24.2
PROFIT AFTER TAXATION				**185.3**	81.9	+126.3
Outside interests				**19.4**	36.3	–46.6
PROFIT FOR THE YEAR				**204.7**	118.2	+73.2
Preference share dividends				**(30.1)**	(28.0)	–7.5
PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS				**174.6**	90.2	+93.6
Average shareholding (%)				**24.5**	22.1	–
CONTRIBUTION TO GROUP PROFIT				**42.8**	25.6	+67.2

*Information and Communications Technology

PLDT
TURNOVER
2001


1%
35%
64%

	US$millions
Fixed Line	918.4
Wireless	513.9
Information and Communications Technology	9.2
Total	**1,441.5**

2000


1%
23%
76%

	US$millions
Fixed Line	1,022.2
Wireless	307.0
Information and Communications Technology	5.3
Total	**1,334.5**

PLDT recorded strong growth in earnings in 2001 and returned a contribution of US$42.8 million, up 67 per cent year on year. In reported peso terms, consolidated operating revenues, net operating income and net income improved by 17 per cent, 42 per cent and 208 per cent, respectively. PLDT's EBITDA margin remained strong at 53 per cent.

FIXED LINE, PLDT's foundation business segment, recorded respectable growth despite the phenomenal success of Cellular, subscribers of which now outnumber Fixed Line subscribers by three to one. As a percentage of consolidated operating revenues, Fixed Line revenues declined to 64 per cent in 2001 (2000: 76 per cent) due to the significant growth in PLDT's Wireless businesses, which increased its contribution to 35 per cent.

Fixed Line revenues reached Pesos 46.9 billion (US$918.4 million) in 2001, up two per cent, with growth largely from Local Exchange and Data services, which together make up 57 per cent of Fixed Line revenues.

Local Exchange benefited from an increase in the average number of billed lines in service and currency linked adjustments. Data services, which includes the provision of traditional bandwidth, broadband and packet-based services, continued to expand its range of services resulting in a corresponding 61 per cent growth in revenues. Revenues from Data, which is PLDT's fastest growing segment, continue to grow in size and significance and, at Pesos 4.8 billion (US$94.0 million), now represent 10 per cent of total Fixed Line revenues.

International and National Long Distance businesses returned weaker results in 2001. Despite an 18 per cent improvement in inbound international minutes, related revenues were eroded by declining international settlement rates and the effects of PLDT's recently adopted policy of requiring the prepayment of accepted traffic from certain second-tier international carriers. Over time, the effects of this policy change, which has the benefit of controlling uncollectible receivables, will stabilize. Outbound call volumes grew by 20 per cent, however revenues declined on lower prices.

National Long Distance revenues were adversely affected by lower call volumes, which have been negatively impacted by alternate means of communicating, including cellular, SMS (or text messaging) and email, and price reductions introduced to encourage use.

WIRELESS, which includes cellular, satellite, very small aperture terminal (VSAT) and other services, turned to profit in 2001 and now accounts for 35 per cent (2000: 23 per cent) of PLDT's operating revenues.

Cellular, which accounts for 96 per cent of the total revenues of Wireless, fuelled the recovery and growth of this segment, principally through the 75 per cent gain in cellular revenues from Smart. Underpinning this was strong subscriber growth as Smart closed the year with 4.9 million (2000: 2.9 million) subscribers, while Piltel, reseller of Smart's GSM service under its Talk 'N Text brand, closed with 1.5 million (2000: 0.7 million) subscribers. Over the year, Smart and Piltel more than doubled their combined GSM subscriber base to almost six million (2000: 2.7 million), with Piltel growing its Talk 'N Text subscriber base to 1.3 million subscribers from 0.4 million subscribers one year earlier. The PLDT Wireless group strengthened its market position and now holds 57 per cent of the total cellular market.

Subscriber growth has been driven in part by the phenomenal growth of the Philippines' cellular phone culture, with cellular penetration now 14 per cent, compared with four per cent for the fixed line market. In addition, the popularity of SMS, as a preferred means of communication, continues to grow with 12.3 billion (2000: 3.9 billion) outgoing messages sent over Smart's network

PLDT
CELLULAR SUBSCRIBERS
2001


5%
95%

Prepaid		6,062,844
Postpaid		306,006
	Total	**6,368,850**

2000


11%
89%

Prepaid		3,114,471
Postpaid		400,822
	Total	**3,515,293**

during 2001. This translates to 23,483 messages every minute of every day during 2001, and the ratio of text to voice calls now stands at nine text messages to one minute of voice. Text revenues rose accordingly to Pesos 6.2 billion (US$121.5 million) in 2001, averaging Pesos 17 million (US$333,000) a day.

Smart continues to explore and develop new and innovative service options and, in March 2001, was awarded the Most Innovative GSM Service Award at the 3rd GSM Congress held in Cannes, France. During 2001, subscribers were able to utilize a diverse range of such value added offerings including Smart Money for purchase transactions; Mobile Banking to effect a menu of banking-related options, and Smart zed™ to customize and tailor information-to-phone requirements.

Prepaid subscribers typically return lower ARPUs than postpaid subscribers, and now make up 95 per cent of Smart's total subscriber base. Over 2001, prepaid ARPU was Pesos 591, compared with Pesos 1,853 for postpaid ARPU. In an effort to stabilize APRUs, Smart completed on 1 January 2002 a phased reduction in its allocations of free SMS calls to subscribers.

INFORMATION AND COMMUNICATIONS TECHNOLOGY is operated through ePLDT which provides infrastructure and services for Internet applications, Internet-protocol based solutions and multi-media content delivery. Internet access services are also provided through ePLDT's subsidiary Infocom Technologies, Inc. ePLDT is a wholly-owned subsidiary of PLDT and its principal business is the operation of VITRO™, an Internet data centre that provides co-location services, hosting, software and hardware maintenance services, managed services, shared applications, data disaster recovery and business continuity services, and security services. A recently formed entity, ePLDT is in its nascent stage of development and is currently operating at a loss. However, ePLDT continues to roll out its services such that revenues, while modest in absolute terms, have almost doubled over 2001 and now contribute almost one per cent of PLDT's operating revenues.

In 2001 PLDT, at the parent level, began to undertake a series of liability management initiatives designed to address its maturing debts. Between 2002 and 2004, PLDT has US$1.3 billion of debt obligations maturing, of which approximately half is targeted to be serviced through internally generated cash flows. To this end, PLDT pared back capital expenditures in 2001 to Pesos 9.7 billion (US$190.0 million) and reduced cash operating spend over successive quarters during the year. Debt management will remain a top priority for PLDT management with 2002 capital expenditure, PLDT's largest spend, capped at Pesos 8.5 billion (US$164.7 million). PLDT recently secured a US$149.0 million facility from Kreditanstalt fur Wiederaufbau (KfW) of Germany, and remains in on-going discussions with other lenders. Other financing options are also being considered, including a partial sale of Smart, as a means of addressing PLDT's longer-term obligations.

In 2002, PLDT will continue to maximize the utilization of PLDT's Fixed Line infrastructure to support PLDT's Wireless, and Information and Communications Technology businesses. Continued growth in Cellular subscribers and ARPUs will also be pursued through the introduction of further value added services, as Smart continues its quest to transform the mobile handset into a multi-purpose device. PLDT will also continue to nurture and develop its data and network related operations to become longer-term drivers of value, and will manage its Fixed Line business to further enhance its strong cash flows.

METRO PACIFIC



Manuel V. Pangilinan
Chairman, President and CEO



Edward A. Tortorici
Executive Director and
Chief Operations Advisor

Metro Pacific Corporation is based and separately listed in Manila and principally holds interests in property developers Bonifacio Land Corporation, Pacific Plaza Towers and Landco Pacific.

Metro Pacific's operations are denominated in pesos, which averaged Pesos 51.04 (2000: 44.67) to the U.S. dollar, and its financial results are prepared under Philippine GAAP and reported in pesos. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Metro Pacific's reported peso results to ensure compliance with Hong Kong GAAP. An analysis of such adjustments follows.

	2001	2000
	Pesos mln	Pesos mln
Net (loss)/income under Philippine GAAP	**(23,211)**	2,234
Non-recurring items[(i)]	**20,918**	1,069
Intragroup items[(ii)]	**716**	(4,664)
Foreign exchange[(iii)]	**273**	454
Differing accounting treatments[(iv)]	**381**	180
Reallocation of share of Smart's results[(v)]	**–**	370
Adjusted net loss under Hong Kong GAAP	**(923)**	(357)
	US$ mln	US$ mln
Translated into U.S. dollars at prevailing average rates of 2001: Pesos 51.04 and 2000: Pesos 44.67	**(18.1)**	(8.0)
Contribution to First Pacific Group profit, at an average shareholding of 2001: 80.6% and 2000: 80.6%	**(14.6)**	(6.4)

(i) Certain items, through occurrence or size, are not considered usual, operating items. In order to illustrate underlying recurring operational results, such items are reallocated and presented separately. Adjustments for 2001 principally relate to impairment provisions for development properties and other assets (totaling Pesos 19.2 billion at the Metro Pacific level), the effect of which is included in the Group impairment provision.
(ii) These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity. In 2001, this principally related to the elimination of loan interest between Metro Pacific and First Pacific. In 2000, the adjustment mainly reflected the gain realized by Metro Pacific on the sale of its PLDT shares to First Pacific.
(iii) To illustrate underlying operations, contribution from operations is shown before exchange differences. As such, First Pacific has excluded exchange losses, net of related tax, and presented these items separately.
(iv) These adjustments arise because of differences in accounting for certain items under Philippine GAAP, as applied by Metro Pacific, and Hong Kong GAAP, as applied by First Pacific. Adjustments for 2001 principally represent the reversal of Metro Pacific's share of First e-Bank's losses, as First Pacific has already made full provision for this investment.
(v) Reallocation to separately disclose the combined interest of First Pacific and Metro Pacific in Smart. PLDT acquired Smart on 24 March 2000.

An analysis of Metro Pacific's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover			Profit		
US$ millions	2001	2000	% change	2001	2000	% change
Property						
Bonifacio Land Corp.	**25.5**	71.9	–64.5	**(4.6)**	21.7	–
Pacific Plaza Towers	**50.8**	70.7	–28.1	**5.1**	14.7	–65.3
Landco Pacific	**10.9**	10.3	+5.8	**3.0**	4.7	–36.2
Subtotal	**87.2**	152.9	–43.0	**3.5**	41.1	–91.5
Transportation[(i)]	**47.2**	48.3	–2.3	**4.9**	0.1	+4,800.0
Consumer/Packaging[(ii)]	**–**	38.8	–	**–**	2.7	–
Corporate overhead	**–**	–	–	**(4.6)**	(2.6)	–76.9
Total	**134.4**	240.0	–44.0			
OPERATING PROFIT				**3.8**	41.3	–90.8
Share of profits less losses of associates				**(0.6)**	(7.0)	+91.4
Net borrowing costs				**(36.2)**	(28.2)	–28.4
(LOSS)/PROFIT BEFORE TAXATION				**(33.0)**	6.1	–
Taxation				**4.6**	(8.5)	–
LOSS AFTER TAXATION				**(28.4)**	(2.4)	–1,083.3
Outside interests				**13.8**	(4.0)	–
GROUP SHARE OF LOSS				**(14.6)**	(6.4)	–128.1

(i) Negros Navigation.
(ii) These businesses were disposed in 2000.

In 2001, Metro Pacific recorded a loss of US$14.6 million, against a loss of US$6.4 million in 2000. The deficit reflected a depressed Philippine real estate market and the completion of Big

Delta, prompting the recognition in April 2000 of the remaining revenues and profits from prior land sales.

BONIFACIO LAND CORPORATION (BLC) holds a 55.0 per cent interest in Fort Bonifacio Development Corporation (FBDC), which is developing, in stages, 155 hectares of land in the former military base, Fort Bonifacio. Metro Pacific holds a 69.6 per cent interest in BLC. During 2001, BLC concluded two land sales; however, these were insufficient to generate comparable revenues to those recognized over recent years during the development of Big Delta. Prior to April 2000, revenues of Pesos 28.4 billion, from land sales made in 1996, were recognized over the period of the development of Big Delta, the horizontal infrastructure core of the development. By April 2000, when the project was completed on schedule and below budget, all revenues and profits on these 1996 land sales had been recognized. Accordingly, this accounts for the decline in turnover and profit in 2001.

Toward the end of 2001, agreement was reached on the sale of a five-hectare area, adjacent to the Manila Golf Course, for Pesos 2.5 billion (US$48.4 million), with the site earmarked for mixed-use development. This sale was concluded in early 2002. The retail Bonifacio Stopover and HatchAsia office developments were both completed and occupied during the year, and lease agreements were made with new Global City locators, most notably a 50-year lease with St. Luke's to build a Pesos 5 billion medical complex.

PACIFIC PLAZA TOWERS, Metro Pacific's signature residential project in the Bonifacio Global City, continued to attract interest with cumulative sales reaching 293 units by year-end (2000: 220 units). However, a depressed Philippine property market put Pacific Plaza Towers' margins under pressure.

METRO PACIFIC TURNOVER
US$millions



350
300
250
200
150
100
50
0
97
98
99
00
01

LANDCO PACIFIC improved its turnover as its Punta Fuego luxury development was completed and sold, however weak Philippine property market conditions also contributed to the erosion of Landco Pacific's margins.

NEGROS NAVIGATION improved its operating profit as it reaped the benefits of cost cutting measures and introduced efficiencies to sustain declines in both passenger and freight volumes.

In April 2001, First Pacific, through wholly-owned subsidiary Larouge BV (Larouge), advanced to Metro Pacific a US$90.0 million loan under terms and conditions approved by First Pacific's shareholders. The Larouge loan was extended to enable Metro Pacific to repay its convertible bonds and is secured by a pledge over BLC shares, which the Metro Pacific group owns, representing approximately 50.4 per cent of the issued share capital of BLC. At the time it was anticipated that Metro Pacific would be able to take advantage of the improved political and economic environment in the Philippines, due to changes in the presidency and administration, in order to raise appropriate funding locally. However, while BLC successfully refinanced Pesos 3.1 billion (US$60.1 million) of long-term commercial paper with a new Pesos 2.1 billion (US$39.8 million) fully secured seven-year facility in May 2001, no other financing options were implemented.

In September 2001, BLC auctioned its development rights in respect of the northern central business district of the Bonifacio Global City, but subsequently withdrew the offer when the terms and conditions of offers received were unacceptable.

The Larouge loan was due and payable in October 2001 and was extended to 31 December 2001 in light of Metro Pacific's decision to offer for sale its entire 69.6 per cent interest in BLC. At that time, Metro Pacific intended to repay the Larouge loan with proceeds from the sale of its controlling interest in BLC. However, due to the continued depressed real estate values in the Philippines, Metro Pacific has not yet been able to conclude such a sale and, in January 2002, advised First Pacific that it was unable to repay the outstanding loan and interest. First Pacific, as the senior secured creditor, has undertaken to co-manage with Metro Pacific the on-going sale of Metro Pacific's 69.6 per cent controlling interest in BLC. In the event of a sale agreement being reached, First Pacific will offer its 50.4 per cent secured interest in BLC as part of any sale.

Metro Pacific head office has Pesos 12.0 billion (US$232.6 million) of debt outstanding, which includes the US$90.0 million advanced by Larouge, and in March 2002 announced its intention to implement a debt reduction plan that may include the sale of assets, discussions with creditors for extended interest and principal repayment grace periods, the conversion of short-term loans into longer-term facilities, and the conversion of certain debts into Metro Pacific subsidiary equity. While the sale of BLC is on-going and continues to be a debt reduction option, Metro Pacific intends to also focus on enhancing and realizing the values of its investments in the Bonifacio Global City. First Pacific does not guarantee any of Metro Pacific's liabilities, and First Pacific, itself, remains a secured creditor of Metro Pacific. First Pacific will not infuse any additional funds into Metro Pacific as part of Metro Pacific's proposed debt reduction plan.

The resolution of Metro Pacific's debt and operational issues is management's key priority for 2002. Metro Pacific management will present its creditors with a viable business plan which, in conjunction with Metro Pacific's debt restructuring efforts, should eliminate concerns about Metro Pacific's future business prospects.

ESCOTEL


Manoj Kohli
CEO


Michael J.A. Healy
Director


Ronald A. Brown
Director


Joseph H.P. Ng
Director

Escotel Mobile Communications Limited is a GSM cellular telephone services provider based in New Delhi that commenced operations in 1996. Escotel operates in three circles: Uttar Pradesh (West), Haryana and Kerala.

Escotel's operations are denominated and reported in rupees, which averaged Rupees 47.24 (2000:45.07) to the U.S. dollar. An analysis of Escotel's contribution to the First Pacific Group is detailed below.

	[illegible]			[illegible]		
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Cellular	**53.5**	35.7	+49.9			
OPERATING PROFIT/(LOSS)				**16.1**	(2.7)	–
Net borrowing costs				**(28.7)**	(21.4)	–34.1
LOSS FOR THE YEAR				**(12.6)**	(24.1)	+47.7
Average shareholding (%)				**49.0**	49.0	
GROUP SHARE OF LOSS				**(6.2)**	(11.8)	+47.5

Escotel reduced its losses by almost half, contributing a loss of US$6.2 million in 2001. Revenues were up 50 per cent to Rupees 2.5 billion (US$53.5 million) as Escotel added subscribers at an average rate of 13,000 per month. Over 2001, Escotel's subscriber base grew 54 per cent to close the year at 441,504 (2000: 286,800), accounting for more than eight per cent of the overall Indian cellular market, and it continues to enhance its market leadership in all three of its markets.

ARPUs in 2001 averaged Rupees 532 (US$11.3) (2000: Rupees 684, US$15.2). This decline is attributable to the fact that 68 per cent of Escotel's subscribers are now on prepaid services.

ESCOTEL
SUBSCRIBER NUMBERS
thousands


500
400
300
200
Dec 00
Mar 01
Jun 01
Sep 01
Dec 01
Feb 02

In March 2001, Escotel put in place five-year financing when it refinanced US$75.2 million of offshore debt and secured a domestic debt facility equivalent to approximately US$112 million. These facilities enabled the repayment of short-term debt and provide the funds for the network enhancements necessary to support Escotel's growing subscriber base. Over the year, average interest rates were broadly similar with the increase in net borrowing costs largely attributable to higher average debt balances.

Escotel is the market leader in each of its three circles – garnering 100 per cent of Uttar Pradesh (West), 84 per cent of Haryana and 58 per cent of Kerala – and is sufficiently confident in its products as to be the first cellular company in India to give service guarantees to its subscribers. Escotel has also pioneered the provision of rural telephony, branded 'Grameen Phone Sewa', which is aimed at connecting remote villages by providing them cellular telephony at affordable cost. Escotel is rapidly approaching the half million subscribers mark and is now achieving an EBITDA margin of 50 per cent. During 2002, Escotel will seek to retain its market leadership while maximizing its network availability and utilization in order to grow both revenues and EBITDA.

INFRONTIER



Edward A. Tortorici
CEO



James T. Jones
Chief Operating Officer

Infrontier Limited offers business solutions that address all aspects of supply chain management including logistics, asset utilization, warehousing and manufacturing processes, sales automation, and demand planning and forecasting. Infrontier offers wireless applications that enable businesses and consumers to communicate and transact via a wireless environment. In support of these core businesses, Infrontier has a team of experienced and knowledgeable professionals who assist clients in the development, integration, implementation, and maintenance phases, and can also provide the technology infrastructure necessary to develop, manage and host client applications.

Infrontier's operations are denominated and reported in U.S. dollars and fee income revenues, excluding sales to Group companies, of US$1.5 million were generated. Half of Infrontier's total revenues relate to third party clients, which include large, local and multinational companies involved in the industries of logistics, consumer goods and pharmaceuticals. Approximately 60 per cent of revenues arose from Business Solutions, principally supply chain management related activities, and approximately 40 per cent from Technical and Professional Services, which operations cover the development and hosting of e-commerce solutions, consulting and regional support services. Infrontier contributed a loss of US$9.1 million as staff and consultancy costs offset revenues, while borrowings as at 31 December 2001 were US$1.5 million.

DISPOSED BUSINESSES

Savills plc contributed US$1.6 million (2000: US$6.0 million) prior to its disposal in March 2001. Berli Jucker and Darya-Varia, both of which were disposed in December 2001, contributed US$13.5 million (2000: US$9.9 million) and US$2.7 million (2000: US$5.0 million), respectively, prior to disposal.

FINANCIAL REVIEW

CONTENTS

ASSET VALUES	26
LIQUIDITY AND RESOURCES	28
FINANCIAL RISK MANAGEMENT	32

ASSET VALUES

In accordance with the Group's accounting policies, an annual review of the carrying cost of investments is performed in order to assess whether their book values continue to be appropriate. The values of investments are estimated within the context of prevailing circumstances and by reference, where appropriate, to the present value of future cash flows for each investment. To the extent that book values exceed estimated values, impairment provisions are recognized where it is considered that such diminutions in value are unlikely to be recovered in the near-term. This accounting treatment is consistent with Hong Kong SSAP 31, "Impairment of Assets".

First Pacific's reporting currency is the U.S. dollar and, accordingly, all investments are recorded in U.S. dollars in the Financial Statements. The Company's principal investments are located in the Philippines and Indonesia. These investments were made in local currencies and recorded in U.S. dollar equivalents calculated at the prevailing exchange rates at the dates of acquisition. Details of the Company's original acquisition costs in local currency terms, together with the prevailing exchange rates at the dates of acquisition, are set out below:

	Acquisitions	Historic cost/share(i)	Exchange rate to US$(i)	Historic cost/share US$	Historic investment cost US$m
Metro Pacific	1986 to 2001	Pesos 1.6	32.8	0.05	747.0
PLDT	1998 and 2000	Pesos 1,239.8	41.2	30.09	1,241.0
Indofood	1999 and 2000	Rupiah 1,338.6	8,330.0	0.16	706.6

(i) Weighted average.

During the period since First Pacific's investment in the above companies, the peso and rupiah have experienced a significant depreciation against the U.S. dollar. At 31 December 2001 exchange rates stood at Pesos 51.6 and Rupiah 10,400 to the U.S. dollar compared to the prevailing rates at the time of acquisition, as detailed above. These currency depreciations have significantly reduced the value of First Pacific's investments in U.S. dollar terms.

Furthermore, the country risks associated with the Philippines and Indonesia have adversely affected equity values in those countries and, as a result of this negative sentiment, the estimated values of First Pacific's investments in PLDT, Metro Pacific and Indofood are significantly below book values. In addition to country risk factors, Metro Pacific's investment in Bonifacio Land has been significantly and adversely affected by the protracted decline in the Philippine property market.

Due to prolonged negative sentiment in relation to the Philippines and Indonesia and the impact of the depreciation of the peso and rupiah against the U.S. dollar, there does not appear to be any near-term prospect of a significant increase in values. Accordingly, as a result of the above factors, the book values of First Pacific's investments have been reduced to levels more consistent with current market values by the recognition of impairment provisions totaling US$1.7 billion.

In keeping with First Pacific's prudent and conservative approach to financial reporting, the provisions have the effect of writing down investments to the lower end of their respective estimated value ranges. Calculations to determine the estimated value of PLDT and Indofood, based on the present value of future cash flows, indicate per share values in the following ranges:

PLDT: Pesos 700 to Pesos 1,000
Indofood: Rupiah 1,200 to Rupiah 1,600

The impairment provisions recognized in 2001 are analyzed as follows.

	Company			Consolidated		
At 31 December 2001	Pre-adjusted book value[i] US$m	Impairment provisions US$m	Adjusted book value US$m	Pre-adjusted book value[ii] US$m	Impairment provisions US$m	Adjusted book value US$m
PLDT[iii]	1,241.0	(681.7)	559.3	1,125.1	(565.8)	559.3
Indofood[iii]	706.6	(200.0)	506.6	806.2	(299.6)	506.6
Metro Pacific[iv]	747.0	(648.8)	98.2	843.3	(745.1)	98.2
Escotel[v]	63.0	–	63.0	(8.3)	–	(8.3)
Infrontier	17.2	–	17.2	3.2	–	3.2
Metrosel[vi]	–	–	–	–	–	–
	2,774.8	(1,530.5)	1,244.3	2,769.5	(1,610.5)	1,159.0
Provisions for other exposures[vii]		(100.0)			(100.0)	
Impairment charge		(1,630.5)			(1,710.5)	

(i) Acquisition cost.
(ii) Acquisition cost plus attributable share of post-acquisition reserves.
(iii) Adjusted book value represents Pesos 700 per share and Rupiah 1,200 per share for PLDT and Indofood, respectively.
(iv) Adjusted book value represents US$90.0 million of loan, and US$8.2 million of accrued interest due from Metro Pacific.
(v) The negative consolidated book value represents the amount by which the attributable share of post-acquisition losses of US$71.3 million exceeds the investment cost of US$63.0 million.
(vi) Full impairment provision made in 1998.
(vii) General risk, including provisions for the potential effect of any further depreciation of the peso and the rupiah.

As a result of the above adjustments, the book values of investments, both for the Company and consolidated balance sheets, are now stated at levels which are more consistent with prevailing market values as summarized in the following table.

SHARE PRICE VS. ADJUSTED NET ASSET VALUE PER SHARE HK$


7
6
5
4
3
2
1
0
6.16
3.75
1.73
0.96
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01
Share price
Adjusted net asset value per share

ADJUSTED NET ASSET VALUE PER SHARE

	Basis	Adjusted NAV 4 March 2002 US$m	31 December 2001 Adjusted NAV US$m	31 December 2001 Invested capital[i] US$m
PLDT	(ii)	397.7	**333.6**	**559.3**
Indofood	(ii)	338.3	**264.2**	**506.6**
Metro Pacific[iii]	(ii)	192.2	**185.4**	**98.2**
Escotel	(iv)	63.0	**63.0**	**63.0**
Infrontier	(iv)	17.2	**17.2**	**17.2**
HEAD OFFICE				
– Net indebtedness		(83.3)	**(83.3)**	**(83.3)**
– Redemption premium on bonds		(84.6)	**(84.6)**	**(84.6)**
TOTAL VALUATION	(v)	840.5	**695.5**	**1,076.4**
NUMBER OF ORDINARY SHARES IN ISSUE (millions)		3,139.8	**3,139.8**	**3,139.8**
Value per share				
– U.S. dollar		0.27	**0.22**	**0.34**
– HK dollars		2.09	**1.73**	**2.67**
Company's closing share price (HK$)		1.18	**0.96**	**0.96**
Share price discount to HK$ value per share (%)		43.5	**44.5**	**64.0**

(i) After impairment provisions.
(ii) Based on quoted share prices applied to the Company's economic interest.
(iii) The adjusted NAV includes US$98.2 million of loan and accrued interest due from Metro Pacific.
(iv) Based on investment cost.
(v) No value has been attributed to the Group's investment in Metrosel.

LIQUIDITY AND RESOURCES

A) COMPANY NET INDEBTEDNESS Head Office borrowings as at 31 December 2001 were US$297.8 million compared to US$317.9 million in 2000. The only remaining Head Office debt is in respect of US$247.8 million convertible bonds repayable in March 2002 and a US$50.0 million convertible note, repayable in September 2006. Further details are set out in Note 21 to the Financial Statements.

Head Office cash increased by US$46.6 million during the year to US$214.5 million at 31 December 2001. This primarily reflects the proceeds from disposals of Berli Jucker and Darya-Varia.

CHANGES IN HEAD OFFICE NET INDEBTEDNESS

	Borrowings US$m	Cash and bank US$m	Net indebtedness US$m
At 1 January 2001	317.9	(167.9)	150.0
Movement	(20.1)	(46.6)	(66.7)
AT 31 DECEMBER 2001	**297.8**	**(214.5)**	**83.3**

HEAD OFFICE CASH FLOW

	2001 US$m	2000 US$m
Net cash (outflow)/inflow from operating activities	**(6.4)**	29.4
Net cash outflow from servicing of finance	**(4.2)**	(4.5)
Dividends paid to shareholders	**(4.0)**	(8.9)
Tax paid	**–**	(14.6)
Investments[(i)]	**(117.5)**	(105.3)
Proceeds on disposal[(ii)]	**204.2**	370.1
Financing activities		
– Convertible bonds repayment	**(25.5)**	–
– Net loan repayment	**–**	(185.0)
– Floating rate notes repayment	**–**	(8.5)
INCREASE IN CASH AND CASH EQUIVALENTS	**46.6**	72.7

(i) 2001 represents a loan to Metro Pacific (US$90.0 million), First Pacific's final payment regarding its purchase of Metro Pacific's eight per cent interest in PLDT (US$16.1 million) and further investment in Infrontier (US$11.4 million).
(ii) 2001 principally represents Berli Jucker (US$125.0 million), Darya-Varia (US$35.0 million) and Savills plc (US$41.6 million).

Subsequent to the year-end, the Company utilized US$190.0 million from a two year bank loan facility, together with cash on hand, to fully redeem the outstanding convertible bonds at a premium of 34.1 per cent. Accordingly, the Company's revised net indebtedness, on a pro forma basis, after reflecting the repayment of the convertible bonds is as follows:

	Borrowings US$m	Cash and bank US$m	Net indebtedness US$m
At 31 December 2001	297.8	(214.5)	83.3
Redemption premium on bonds	84.6	–	84.6
PRO FORMA BEFORE REPAYMENT OF BONDS	382.4	(214.5)	167.9
Bank loan	190.0	(190.0)	–
Repayment of bonds	(332.4)	332.4	–
PRO FORMA AFTER REPAYMENT OF BONDS	240.0	(72.1)	167.9

B) GROUP NET INDEBTEDNESS An analysis of consolidated net indebtedness and gearing by operating company follows.

NET INDEBTEDNESS AND GEARING



US$ billions
Gearing times
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
5
4
3
2
1
0
–1
–2
–3
97
98
99
00
01
Net indebtedness
Gearing before goodwill reserve
Gearing after goodwill reserve

CONSOLIDATED NET INDEBTEDNESS AND GEARING BY OPERATING COMPANY

	Net indebtedness(i) 2001 US$m	**Net assets 2001 US$m**	**Gearing 2001 times**	Net indebtedness(i) 2000 US$m	Net assets 2000 US$m	Gearing 2000 times
Head Office	**83.3**	**693.5**	**0.09**	150.0	1,500.1	0.10
Indofood	**442.5**	**318.6**	**1.39**	494.5	271.6	1.82
Metro Pacific	**264.6**	**188.7**	**1.40**	303.1	1,287.9	0.24
Infrontier	**0.1**	**(14.0)**	**–**	–	–	–
Disposed businesses(ii)	**–**	**–**	**–**	68.8	159.4	0.43
CONSOLIDATED BEFORE GOODWILL RESERVE	**790.5**	**1,186.8**	**0.67**	1,016.4	3,219.0	0.32
Goodwill reserve	**–**	**(985.8)**	**–**	–	(1,913.9)	–
CONSOLIDATED AFTER GOODWILL RESERVE	**790.5**	**201.0**	**3.93**	1,016.4	1,305.1	0.78

ASSOCIATED COMPANIES

	Net indebtedness 2001 US$m	**Net assets/ (liabilities) 2001 US$m**	**Gearing 2001 times**	Net indebtedness 2000 US$m	Net assets/ (liabilities) 2000 US$m	Gearing 2000 times
PLDT	**3,321.1**	**1,733.5**	**1.92**	3,730.3	1,746.1	2.14
Escotel	**200.2**	**(78.5)**	**–**	176.6	(46.0)	–

(i) Includes pledged deposits and excludes inter-company indebtedness.
(ii) Represents Berli Jucker and Darya-Varia.

- Head Office's gearing improved principally as a result of cash proceeds received on the disposals of Berli Jucker, Savills plc and Darya-Varia, partly offset by the impact of advancing a US$90.0 million loan to Metro Pacific.
- Indofood's gearing improved as a result of the reduction in net indebtedness and increase in net assets.
- Metro Pacific's gearing increased mainly because of the reduction of net assets, due to the impairment provisions, partly offset by the repayment of convertible bonds in April 2001.
- PLDT's gearing improved as a consequence of the deconsolidation of Piltel in June 2001.

MATURITY PROFILE OF CONSOLIDATED DEBT
2001


2%
25%
7%
66%
Within 1 year
1–2 years
2–5 years
Over 5 years

2000


4%
15%
37%
44%
Within 1 year
1–2 years
2–5 years
Over 5 years

The maturity profile of consolidated debt is set out in Notes 16 and 21 to the Financial Statements and is summarized below. The change to the debt maturity profile principally reflects the fact that the Head Office's US$247.8 million convertible bonds (due March 2002) and Indofood's US$339.8 million of bank loans (due 2002) are now due within one year of 31 December 2001.

MATURITY PROFILE OF CONSOLIDATED DEBT

	2001 US$m	2000 US$m
Within one year	**750.2**	526.1
One to two years	**86.0**	637.1
Two to five years	**285.1**	221.7
Over five years	**20.3**	59.7
TOTAL	**1,141.6**	1,444.6

Included in consolidated debt are amounts due by the Metro Pacific group with the following maturity profile:

	2001 US$m
Within one year	**161.8**
One to two years	**36.7**
Two to five years	**66.0**
Over five years	**18.5**
TOTAL	**283.0**

On 1 March 2002, Metro Pacific announced its intention to implement a debt reduction plan as summarized in Note 32(B) to the Financial Statements. If successfully implemented, this plan will reduce the overall indebtedness of the Metro Pacific group and/or extend the maturity profile of certain debts to match anticipated future revenue streams. Consequently, Metro Pacific's debt maturity profile may ultimately differ from that set out above.

The maturity profile of the borrowings of the Group's associated companies follows. The change in the debt maturity profile of PLDT primarily reflects the deconsolidation of Piltel with effect from June 2001. The improvement in Escotel's maturity profile reflects the impact of debt refinancing completed in March 2001.

ASSOCIATED COMPANIES

	PLDT		Escotel	
	2001 US$m	2000 US$m	**2001 US$m**	2000 US$m
Within one year	**548.7**	340.4	**8.5**	91.9
One to two years	**687.0**	657.3	**28.3**	24.3
Two to five years	**1,292.9**	1,518.3	**148.7**	45.9
Over five years	**869.5**	1,407.9	**18.1**	16.4
TOTAL	**3,398.1**	3,923.9	**203.6**	178.5

CHARGES ON GROUP ASSETS At 31 December 2001, property and equipment, accounts receivable and inventories with net book amount totaling US$163.7 million (2000: US$168.9 million) were mortgaged as securities for certain of the Group's banking facilities.

C) NET CURRENT LIABILITIES At 31 December 2001, consolidated net current liabilities stood at US$234.5 million, analyzed as follows:

	2001 US$m	2000 US$m
Cash, bank balances and short-term investments[(i)]	**362.6**	393.9
Accounts receivable and prepayments	**328.7**	518.5
Inventories	**361.5**	259.0
Current assets	**1,052.8**	1,171.4
Accounts payable, accruals and taxation	**537.1**	428.9
Short-term borrowings	**750.2**	526.1
Current liabilities	**1,287.3**	955.0
NET CURRENT (LIABILITIES)/ASSETS	**(234.5)**	216.4

(i) Includes pledged deposits of US$41.0 million (2000: US$8.0 million).

The principal reason for consolidated net current liabilities at 31 December 2001 is the increase in short-term borrowings to US$750.2 million, which is analyzed by company as follows:

	2001 US$m
Head Office	**247.8**
Metro Pacific	**161.8**
Indofood	**339.8**
Infrontier	**0.8**
TOTAL	**750.2**

The amount in respect of Head Office relates entirely to the convertible bonds due 27 March 2002. In addition, the accrued redemption premium, payable on the convertible bonds, of US$80.2 million was included in accounts payable at 31 December 2001. As explained on page 29, subsequent to the year-end, the Company fully funded the repayment of the convertible bonds from available cash and a two-year bank loan facility.

As noted on page 30, Metro Pacific intends to implement a debt reduction plan which if successfully implemented will reduce the overall indebtedness of the Metro Pacific group and/or extend the maturity profile of its debts to match anticipated future revenue streams. Accordingly, it is anticipated that Metro Pacific will not be required to settle in full its US$161.8 million of short-term borrowings during 2002.

Indofood's short-term borrowings include various bank loans which mature in 2002. Indofood intends to repay/refinance these borrowings as part of its normal treasury management process.

Accordingly, the various steps taken at the relevant companies to repay or refinance maturing debt obligations will address the apparent mismatch of current assets and current liabilities at 31 December 2001.

FOREIGN CURRENCY RISK

A) COMPANY RISK As all Head Office debt was denominated in U.S. dollars at year-end 2001 and the bank loan drawn down in early 2002 is denominated in HK dollars, which is pegged to the U.S. dollar at a fixed exchange rate, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows, but does not actively seek to hedge risks arising from foreign currency translation of investments due to their non-cash nature and the high cost associated with such hedging. Accordingly, First Pacific is exposed to the impact of foreign currency fluctuations on the U.S. dollar value of its investments.

As most of the principal components of the Company's NAV (with the exception of Escotel and Head Office amounts) relate to investments held in peso or rupiah, any depreciation of those currencies from their level at 31 December 2001 would have a negative impact on the Company's NAV in U.S. dollar terms.

The following table illustrates the estimated impact on the Company's adjusted NAV for a 1.0 per cent depreciation against the U.S. dollar of the peso and the rupiah.

Company	Effect on adjusted NAV US$m	Effect on adjusted NAV per share HK cents
Indofood	(2.64)	(0.65)
PLDT	(3.34)	(0.83)
Metro Pacific	(0.87)	(0.22)
TOTAL[i]	(6.85)	(1.70)

(i) The NAV of the Group's investment in Escotel is based on the historic U.S. dollar cost and accordingly any depreciation of the rupee would not affect the Company's adjusted NAV.

B) GROUP RISK First Pacific's policy is for each operating entity to borrow in local currencies where possible. However, it is often necessary for companies to borrow in U.S. dollars which results in a translation risk in their local currency results. A summary of consolidated net indebtedness by currency follows.

ANALYSIS OF
TOTAL BORROWINGS
BY CURRENCY


19%
25%
56%

	US$millions
US$	643.7
Peso	283.0
Rupiah	212.8
Others	2.1
Total	**1,141.6**

CONSOLIDATED NET INDEBTEDNESS BY CURRENCY

	US$ US$m	Peso US$m	Rupiah US$m	Other US$m	**Total US$m**
Total borrowings	643.7	283.0	212.8	2.1	**1,141.6**
Cash and bank balances[(i)]	(221.2)	(18.4)	(104.0)	(7.5)	**(351.1)**
NET INDEBTEDNESS/(CASH)	422.5	264.6	108.8	(5.4)	**790.5**
REPRESENTING					
Head Office	90.2	–	–	(6.9)	**83.3**
Indofood	333.4	–	108.8	0.3	**442.5**
Metro Pacific[(ii)]	–	264.6	–	–	**264.6**
Infrontier	(1.1)	–	–	1.2	**0.1**
NET INDEBTEDNESS/(CASH)	422.5	264.6	108.8	(5.4)	**790.5**

(i) Includes pledged deposits.
(ii) Excludes Head Office inter-company funding of US$90.0 million.

ASSOCIATED COMPANIES

	US$ US$m	*Peso* US$m	*Yen* US$m	*Rupee* US$m	***Total* US$m**
PLDT	2,893.5	250.6	177.0	–	**3,321.1**
Escotel	75.2	–	–	125.0	**200.2**

Details of Head Office net indebtedness are set out on page 28.

Indofood hedges its U.S. dollar debt through foreign currency swap agreements, revenue from exports and U.S. dollar deposits. In addition, US$165.0 million U.S. dollar denominated borrowings were repaid in 2001 to further reduce its exposure to movements in the rupiah exchange rate. At the end of 2001, approximately 93 per cent of Indofood's US$333.4 million of U.S. dollar denominated net borrowings were hedged through foreign currency swap agreements which mature on various dates in 2005.

Following the repayment of its convertible bonds in April 2001, Metro Pacific has no third party U.S. dollar debt. Its remaining U.S. dollar exposure is the US$90.0 million inter-company loan extended by the Head Office.

PLDT carries U.S. dollar debt primarily because international vendors of telecommunications equipment quote prices and require payment in U.S. dollars. In addition, large funding requirements often cannot be satisfied in local currency due to inherent constraints within the financial markets in the Philippines. As a result, financing frequently needs to be sourced from the international capital market, principally in U.S. dollars. Although it is not possible to hedge significant U.S. dollar balances in the Philippines, PLDT has actively hedged approximately 14 per cent of its U.S. dollar borrowings. However, substantial revenues of PLDT are either denominated in, or linked to, the U.S. dollar. For example, PLDT's U.S. dollar denominated international inbound revenue accounted for approximately US$176.0 million or 12.2 per cent of the company's total revenue in 2001. In addition, under certain circumstances, PLDT is able to adjust its monthly recurring rates for its fixed line service by 1.0 per cent for every Peso 0.1 change in the U.S. dollar exchange rate.

Escotel carries U.S. dollar borrowings for reasons similar to PLDT. Approximately 66 per cent of its U.S. dollar debt has been hedged into the rupee.

KEY REGIONAL CURRENCY
CLOSING RATES
AGAINST THE U.S. DOLLAR


Peso
Rupiah
40
42
44
46
48
50
52
54
56
8,000
8,500
9,000
9,500
10,000
10,500
11,000
11,500
12,000
12,500
Dec 00
Mar 01
Jun 01
Sep 01
Dec 01
Feb 02
Peso
Rupiah

As a result of unhedged U.S. dollar net indebtedness, particularly at PLDT, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated impact, arising from unhedged U.S. dollar net indebtedness, on the Group's reported profitability for a 1.0 per cent depreciation of the principal operating currencies of subsidiary and associated companies against the U.S. dollar. This does not reflect the indirect impact on the Group's operational results as a consequence of changes in local currency revenues and costs due to fluctuations in U.S. dollar exchange rates.

	Total US$ exposure US$m	Hedged amount(i) US$m	Unhedged amount(i) US$m	Profit impact of 1% currency depreciation US$m	**Group profit impact(ii) US$m**
PLDT	2,893.5	416.0	2,477.5	24.7	**(4.1)**
Metro Pacific(iii)	90.0	–	90.0	0.9	**(0.5)**
TOTAL PHILIPPINES	2,983.5	416.0	2,567.5	25.6	**(4.6)**
Indofood (Indonesia)(iii)	403.5	310.0	93.5	0.9	**(0.3)**
Escotel (India)	75.2	50.0	25.2	0.3	**(0.1)**
Head Office(iv)	90.2	–	90.2	–	**–**
Infrontier	(1.1)	–	(1.1)	–	**–**
TOTAL	3,551.3	776.0	2,775.3	26.8	**(5.0)**

(i) Excludes the impact of "natural hedges".
(ii) Net of tax effect.
(iii) Includes Head Office inter-company funding of US$90.0 million to Metro Pacific, and US$70.1 million of premium payable on hedging contracts at Indofood.
(iv) As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt at Head Office carries no exchange exposure.

During 2001, Indofood and Metro Pacific paid down their U.S. dollar denominated net indebtedness by US$84.0 million and US$66.9 million, respectively, in order to reduce their exposure to movements in exchange rates.

PLDT's U.S. dollar denominated net indebtedness decreased principally as a result of the deconsolidation of Piltel in June 2001 and the increased utilization of peso borrowings to refinance U.S. dollar debt.

INTEREST RATE RISK The Company and the majority of its operating entities are exposed to changes in interest rates to the extent that these impact the cost of variable rate borrowings. An analysis of consolidated net indebtedness by fixed and variable rate borrowings, together with details for associated companies, follows:

INTEREST RATE PROFILE


44%
56%

	US$millions
Floating	643.3
Fixed	498.3
Total	**1,141.6**

CONSOLIDATED

	Fixed interest borrowings US$m	Variable interest borrowings US$m	Cash and bank balances(i) US$m	**Net indebtedness Total US$m**
Head Office	297.8	–	(214.5)	**83.3**
Indofood	101.6	457.7	(116.8)	**442.5**
Metro Pacific(ii)	97.4	185.6	(18.4)	**264.6**
Infrontier	1.5	–	(1.4)	**0.1**
CONSOLIDATED NET INDEBTEDNESS	498.3	643.3	(351.1)	**790.5**

ASSOCIATED COMPANIES

	Fixed interest borrowings US$m	Variable interest borrowings US$m	Cash and bank balances US$m	**Net indebtedness Total US$m**
PLDT	2,149.0	1,249.1	(77.0)	**3,321.1**
Escotel	139.0	64.6	(3.4)	**200.2**

(i) Includes pledged deposits.
(ii) Excludes Head Office inter-company funding of US$90.0 million.

As a result of variable interest rate debt at a number of operating companies, the Group's results are sensitive to fluctuations in interest rates. The following table illustrates the estimated impact on the Group's reported profitability of a 1.0 per cent increase in average annual interest rates for those entities that hold variable interest rate debt.

	Variable interest borrowings US$m	Profit impact of 1% increase in interest rates US$m	**Group profit impact(i) US$m**
Indofood	457.7	4.6	**(1.6)**
Metro Pacific	185.6	1.9	**(1.0)**
PLDT	1,249.1	12.5	**(2.1)**
Escotel	64.6	0.6	**(0.3)**
TOTAL	1,957.0	19.6	**(5.0)**

(i) Net of tax effect.

Subsequent to the year-end, US$117.3 million of fixed interest rate borrowings in respect of the Head Office's convertible bonds were repaid. In addition, funds of US$176.3 million were deposited with the convertible bonds trustee to fully fund the repayment of the US$130.5 million of outstanding convertible bonds on 27 March 2002. The settlement of the convertible bonds was partially funded by the drawdown of US$190.0 million from a bank loan facility. This variable interest loan has been swapped into a fixed interest rate to the extent of US$100.0 million, such that a 1.0 per cent increase in interest rates would reduce Group profit by a further US$0.9 million.

STOCK MARKET INDICES


PCI
JCI
1,800
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
500
400
300
200
100
0
Dec 00
Mar 01
Jun 01
Sep 01
Dec 01
Feb 02
Philippine Composite Index (PCI)
Jakarta Composite Index (JCI)

EQUITY MARKET RISK As the majority of its investments are in listed entities, the Company is exposed to fluctuations in the equity values for those companies in which it has invested. In addition, the value of the Company's investments may be impacted by sentiment towards specific countries or geographical areas. For example, as PLDT represents approximately nine per cent of the Philippine Composite Index, it is often taken as a proxy for market sentiment towards Philippine equities as a whole. Indofood represents approximately three per cent of the Jakarta Composite Index.

First Pacific's listed investments are located in Indonesia and the Philippines. Accordingly, in addition to operating factors within the Company's control, the Company also has an equity market risk in respect of general investor sentiment towards these countries. Changes in the stock market indices of Indonesia and the Philippines is summarized as follows:

	Jakarta Composite Index	Philippine Composite Index
Index at 31 December 2000	416.32	1,494.50
Index at 31 December 2001	392.04	1,168.08
Decline during 2001	5.8%	21.8%
Index at 4 March 2002	455.19	1,429.35
Increase over 2002 to 4 March 2002	16.1%	22.4%

STATEMENT ON CORPORATE GOVERNANCE

CONTENTS

GOVERNANCE FRAMEWORK	38
REMUNERATION COMMITTEE AND POLICY	39
COMMUNICATIONS WITH SHAREHOLDERS	40

GOVERNANCE FRAMEWORK

The Company is committed to a policy of transparency and full disclosure in its business operations and its relationships with its shareholders and regulators. It has complied throughout the year with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities ("Listing Rules") issued by The Stock Exchange of Hong Kong Limited.

BOARD OF DIRECTORS The Company is controlled through the Board of Directors which comprises 10 Directors, of whom six are Non-executive Directors. The biographies of the Directors, together with senior management, are set out on pages 12 and 13.

The Board meets formally at least four times a year to review operational performance, resolve funding issues, monitor the implementation of strategy and any other significant matters that affect the operations of the Group. The Executive Directors are responsible for the day-to-day management of the Company's operations. In addition, there are regular meetings with the senior management of subsidiary and associated companies, at which operating strategies and policies are formulated and communicated.

As a decentralized organization in which local management have substantial autonomy to run and develop their businesses, the Group views well developed reporting systems and internal controls as essential. The Board of Directors plays a key role in the implementation and monitoring of internal financial controls. Their responsibilities include:

- Regular board meetings focusing on business strategy, operational issues and financial performance.
- Active participation on the Boards of subsidiary and associated companies.
- Approval of annual budgets for each operating company covering strategy, financial and business performance, key risks and opportunities.
- Monitoring the compliance with applicable laws and regulations, and also with corporate governance policies.
- Monitoring the quality, timeliness, and content of internal and external reporting.

There were 10 board meetings during the year and those attending were as set out below:

	Number of meetings attended
EXECUTIVE DIRECTORS	
Manuel V. Pangilinan	8
Michael J. A. Healy	10
Ronald A. Brown	10
Edward A. Tortorici	7
James C. Ng (resigned on 20 March 2001)	2(i)
David G. Eastlake (resigned on 19 April 2001)	4(ii)
Ricardo S. Pascua (resigned on 31 December 2001)	3(iii)
NON-EXECUTIVE DIRECTORS	
Sutanto Djuhar	–
Tedy Djuhar	–
Ibrahim Risjad	–
Anthoni Salim	7
INDEPENDENT NON-EXECUTIVE DIRECTORS	
Edward K. Y. Chen, CBE, JP	9
David W. C. Tang, OBE	6

(i) Prior to Mr Ng's resignation, there were two board meetings.
(ii) Prior to Mr Eastlake's resignation, there were four board meetings.
(iii) Prior to Mr Pascua's resignation, there were 10 board meetings.

Directors who retire may offer themselves for re-election. Non-executive Directors serve for a term of one year, and each is subject to re-election at the Company's annual general meeting.

No Director has a service contract with the Company that is not determinable within one year without payment of compensation, other than statutory compensation.

AUDIT COMMITTEE The Company's Audit Committee is composed of the two independent Non-executive Directors. The written terms of reference which describe the authority and duties of the Audit Committee are regularly reviewed and updated by the Board. Neither member of the Committee has any personal financial interests, conflicts of interests arising from cross-directorships or day-to-day involvement in the running of the business. The Audit Committee reports directly to the Board of Directors and reviews matters within the purview of audit, such as internal controls and financial reporting matters, to protect the interests of the Company's shareholders.

The Audit Committee meets regularly, at least four times during the year, with the Company's senior management and its external auditors to discuss the audit process and accounting issues, and review the effectiveness of internal controls and risk evaluation. Special meetings are also convened, where appropriate, to review significant financial or internal control issues. The Audit Committee also performs an independent review of the interim and annual Financial Statements and of information included in circulars to shareholders.

REMUNERATION COMMITTEE AND POLICY

The remuneration of Executive Directors and senior executives is determined annually by the Executive Chairman and certain Non-executive directors who are advised by compensation and benefits consultants. The Executive Chairman's remuneration is subject to review by Non-executive Directors representing the major shareholder. Non-executive Directors' fees and emoluments are determined annually by the Executive Chairman. Details of Directors' remuneration for the year are set out in Note 29(A) to the Financial Statements.

The remuneration of senior executives, including Executive Directors, consists of the following:

SALARY AND BENEFITS Salary reflects an executive's experience, responsibility and market value. Increases are based on effective management of the Company and on increased responsibility. Benefits principally comprise housing allowance, educational support and health care, and are consistent with those provided by comparable companies.

BONUS AND LONG-TERM INCENTIVES Bonuses are based on the achievement of individual performance targets, and do not necessarily correlate with annual profit movements. Long-term incentives comprise monetary payments and/or share options that link reward to the achievement of pre-determined objectives. The value of the long-term incentive offered to each executive is related to job grade and contribution to the management of the business. Long-term monetary incentive awards are disclosed once vested and paid, and are apportioned over the performance cycle.

FEES Fees are paid to two independent Non-executive Directors in accordance with the Company's Memorandum of Association and Bye-laws.

PENSION CONTRIBUTIONS The Company operates a defined contribution scheme, in respect of which contributions are determined on the basis of basic salaries and length of service.

SHARE OPTIONS Share options are granted to Executive Directors and senior executives under the share option scheme approved by shareholders at the 1999 Annual General Meeting (AGM).

Under the current share option scheme, the Board of Directors can grant to full-time executives of the Company options to subscribe in aggregate for shares representing up to 10 per cent of the issued share capital of the Company from time to time. All outstanding options are exercisable within 10 years of their various dates of issue.

The aggregate number of options awarded, individual entitlements and option exercise prices were determined by a Special Compensation Committee of the Board of Directors pursuant to Chapter 17 of the Listing Rules.

COMMUNICATIONS WITH SHAREHOLDERS

First Pacific encourages an active and open dialogue with all of its shareholders; private and institutional, large and small. The Board of Directors acknowledges that its role is to represent and promote the interests of shareholders and that its members are accountable to shareholders for the performance and activities of the Company. As such First Pacific is always responsive to the views and requests of its shareholders.

The formal channels of communication with shareholders are principally through the Annual and Interim Reports and the AGM. The Annual and Interim Reports seek to communicate, both to shareholders and the wider investment community, developments in the Company's businesses. In addition, the Annual Report sets out strategic goals for the coming year and management's performance against predetermined objectives are reported and assessed. All of these initiatives are designed to better inform shareholders and potential investors about the Company's activities and strategic direction.

The AGM is the principal forum for formal dialogue with shareholders, where the Board is available to answer questions about specific resolutions being proposed at the meeting and also about the Group in general. In addition, where appropriate, the Company convenes Special General Meetings to approve transactions in accordance with the Listing Rules and the Company's corporate governance procedures. These provide further opportunities for shareholders to comment and vote on specific transactions.

In order to promote effective communication, outside of the traditional methods of financial reports and press releases, the Company also maintains a website (www.firstpacco.com) which includes past and present information relating to the Group and its businesses.

By Order of the Board

MANUEL V. PANGILINAN
Executive Chairman

4 March 2002

STATUTORY REPORTS AND FINANCIAL STATEMENTS

CONTENTS

STATUTORY REPORTS

Report of the directors 42
Report of the auditors 46

FINANCIAL STATEMENTS

Principal accounting policies 47
Consolidated profit and loss statement 52
Consolidated statement of recognized gains and losses 52
Consolidated balance sheet 53
Company balance sheet 54
Consolidated cash flow statement 55

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED PROFIT AND LOSS STATEMENT

1. Turnover and segmental information 56
2. Operating (loss)/profit 58
3. Net borrowing costs 58
4. Taxation 59
5. (Loss)/profit attributable to ordinary shareholders 59
6. Ordinary share dividends 61
7. (Loss)/earnings per share 61

CONSOLIDATED AND COMPANY BALANCE SHEETS

8. Property and equipment 61
9. Subsidiary companies 63
10. Associated companies 63
11. Long-term receivables 64
12. Short-term investments 65
13. Accounts receivable and prepayments 65
14. Inventories 65
15. Accounts payable and accruals 66
16. Short-term borrowings 66
17. Provision for taxation 67
18. Share capital 67
19. Reserves 67
20. Outside interests 69
21. Loan capital and long-term borrowings 69
22. Deferred liabilities and provisions 71
23. Deferred taxation 72
24. Prior year adjustments 72

CONSOLIDATED CASH FLOW STATEMENT

25. Consolidated cash flow statement 73
26. Disposals and divestments 75

OTHER FINANCIAL INFORMATION

27. Commitments and contingent liabilities 76
28. Employee information 77
29. Directors and senior executives 78
30. Major customers and suppliers 80
31. Related party transactions 80
32. Subsequent events 81
33. Comparative figures 82

REPORT OF THE DIRECTORS

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS First Pacific Company Limited (the Company) is an investment and management company. Its principal activities are Consumer, Telecommunications and Property.

An analysis of the Group's turnover and segment information for the year by principal activities and principal markets is set out in Note 1 to the Financial Statements.

INCORPORATION The Company was incorporated on 25 May 1988 in Bermuda with limited liability.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS The Companies Ordinance requires the Directors to prepare Financial Statements for each financial year which give a true and fair view of its Company's state of affairs as at the end of the financial year and of its profit or loss for the year then ended. In preparing the Financial Statements, the Directors are required to:

A) select suitable accounting policies and apply them on a consistent basis, making judgements and estimates that are prudent, fair and reasonable;
B) state the reasons for any significant departure from accounting standards; and
C) prepare the Financial Statements on the going concern basis, unless it is not appropriate to presume that the Company will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

SHARE CAPITAL AND RESERVES Details of the Company's share capital and changes in the reserves of the Company and the Group (the Company and its subsidiary companies) are set out in Notes 18 and 19 to the Financial Statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES No purchase, sale or redemption of any of the Company's listed securities has been made by the Company or any of its subsidiary companies during the year.

In April 2001, Metro Pacific redeemed US$72.1 million of convertible bonds for a consideration of US$92.9 million.

In October 2001, the Group repurchased and canceled US$20.1 million face value of the two per cent 2002 convertible bonds for a consideration of US$25.5 million.

During October to December 2001, Indofood repurchased approximately 125 million shares from the market at an average price of approximately Rupiah 619 per share.

In December 2001, the Group disposed of 132,602,457 common shares (83.5 per cent) of Berli Jucker for a consideration of US$125.0 million and 501,183,516 common shares (89.5 per cent) of Darya-Varia for a consideration of US$35.0 million.

Except as described or referred to above, there has been no issue, redemption or conversion of any convertible securities or options in issue by the Company's subsidiary companies.

RESULTS AND APPROPRIATIONS The consolidated results of the Group are shown in the Consolidated Profit and Loss Statement on page 52.

The Directors do not recommend the payment of a dividend.

CHARITABLE CONTRIBUTIONS The Group made charitable contributions totaling US$2.6 million in 2001 (2000: US$2.8 million).

PROPERTY AND EQUIPMENT Details of changes in the Group's property and equipment are provided in Note 8 to the Financial Statements.

BANK LOANS, OVERDRAFTS, LOAN CAPITAL AND OTHER BORROWINGS Particulars of the bank loans, overdrafts, loan capital and other borrowings of the Company and the Group are provided in Notes 16 and 21 to the Financial Statements.

DIRECTORS The names of the Directors who held office at 31 December 2001 are set out in the table below. Details of Directors' contracts are provided in the Statement of Corporate Governance and details of their remuneration are provided in Note 29(A) to the Financial Statements.

PRE-EMPTIVE RIGHTS No pre-emptive rights exist in Bermuda in respect of the Company's share capital.

INTERESTS OF THE EXECUTIVE CHAIRMAN AND OTHER DIRECTORS Information in respect of the interests of the Executive Chairman and other Directors in the share capital of the Company as at 31 December 2001, disclosed pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance (SDI Ordinance), is detailed below.

		Ordinary shares	Ordinary share options
Sutanto Djuhar	30.0 per cent interest		
Tedy Djuhar	10.0 per cent interest		
Ibrahim Risjad	10.0 per cent interest		
Anthoni Salim	10.0 per cent interest		
	all via First Pacific		
	Investments Limited(i)	790,229,364(C)	–
Anthoni Salim	33.3 per cent interest		
	via First Pacific Investments		
	(BVI) Limited(ii)(iii)	582,076,361(C)	–
Manuel V. Pangilinan		6,026,759(P)	12,498,000(P)
Michael J.A. Healy		877,991(P)	2,968,000(P)
Ronald A. Brown		3,452,640(P)	3,864,000(P)
Edward A. Tortorici		13,132,129(P)	6,476,000(P)
Edward K. Y. Chen, CBE, JP		–	–
David W.C. Tang, OBE		–	–

(C) = Corporate interest. (P) = Personal interest

(i) Soedono Salim, the former Chairman, and Sudwikatmono, a former Non-executive Director, own 30.0 per cent and 10.0 per cent interests, respectively, in the capital of First Pacific Investments Limited.

(ii) Soedono Salim, the former Chairman, owns a 33.3 per cent interest in First Pacific Investments (BVI) Limited.

(iii) First Pacific Investments (BVI) Limited also holds a US$50.0 million Convertible Note of the Company. Details of the Convertible Note are set out in Note 21(B) to the Financial Statements.

INTERESTS OF THE EXECUTIVE CHAIRMAN AND OTHER DIRECTORS IN THE COMPANY'S ASSOCIATED CORPORATIONS The interests of the Executive Chairman and other Directors in the capital of the Company's associated corporations (within the meaning of the SDI Ordinance) as at 31 December 2001 were as follows.

- Manuel V. Pangilinan owned 14,948,064 common shares(P) in Metro Pacific Corporation ("MPC") and 29,800 common shares(P) in Philippine Long Distance Telephone Company ("PLDT"). In addition, he is entitled to 97,571 stock options(P) in PLDT.
- Michael J.A. Healy owned 625,000 ordinary shares(P) in P.T. Indofood Sukses Makmur Tbk ("Indofood").
- Ronald A. Brown owned 582,500 ordinary shares(P) in Indofood.
- Edward A. Tortorici owned 3,051,348 common shares(P) in MPC, 96,880 common shares(P) in PLDT and 2,450,000 ordinary shares(P) in Indofood.
- Sutanto Djuhar owned 15,520,335 ordinary shares(C) in Indofood.
- Tedy Djuhar owned 15,520,335 ordinary shares(C) in Indofood.
- Ibrahim Risjad owned 6,406,180 ordinary shares(P) in Indofood.
- Anthoni Salim owned 758,845 ordinary shares(C) in Indofood and a US$50,000,000 Convertible Note(C) in First Pacific.

(C) = Corporate interest, (P) = Personal interest

INTERESTS OF SUBSTANTIAL SHAREHOLDERS The register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance shows that as at 31 December 2001, the Company had been notified of the following shareholders' interests, being 10.0 per cent or more of the Company's issued share capital.

A) First Pacific Investments Limited (FPIL-Liberia), which is incorporated in the Republic of Liberia and is majority owned by four Non-executive Directors of the Company. Their beneficial indirect interests in the Company, through FPIL-Liberia, as at 31 December 2001, were: Sutanto Djuhar 7.55 per cent, Tedy Djuhar 2.52 per cent, Ibrahim Risjad 2.52 per cent, and Anthoni Salim 2.52 per cent.

B) First Pacific Investments (BVI) Limited (FPIL-BVI), which is incorporated in the British Virgin Islands and is 33.3 per cent owned by one Non-executive Director of the Company, Mr. Anthoni Salim. His beneficial indirect interest in the Company, through FPIL-BVI, as at 31 December 2001, was 6.18 per cent.

C) The Capital Group Companies, Inc. held 527,848,679 ordinary shares, representing 16.8 per cent of the Company's issued share capital.

As at 31 December 2001, FPIL-Liberia beneficially owned 790,229,364 ordinary shares. These shares have been included in the interests of four Non-executive Directors' corporate interests via FPIL-Liberia as referred to on page 43 of this Report. The remaining 582,076,361 ordinary shares are beneficially owned by FPIL-BVI and have been included in the corporate interests of one Non-executive Director, Anthoni Salim.

HKSCC Nominees Limited, Credit Suisse First Boston (Singapore Branch) and Horsford Nominees Limited, as at 31 December 2001, were the registered owners of 1,034,755,725 ordinary shares, 80,000,000 ordinary shares and 75,700,000 ordinary shares, representing 32.96 per cent, 2.55 per cent and 2.41 per cent respectively, of the total issued share capital in the Company, as pledged by FPIL-Liberia and FPIL-BVI to secure certain credit facilities. In addition, as at 31 December 2001, FPIL-Liberia and FPIL-BVI have pledged 159,400,000 ordinary shares and 21,860,000 ordinary shares, registered in their own names, respectively, to secure certain credit facilities.

CONTRACTS OF SIGNIFICANCE No contracts of significance in relation to the Company's business to which the Company or its subsidiary companies were parties, and in which a Director of the Company had a material interest whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Except for the share option schemes of the Company and its subsidiary companies, at no time during the year were the Company, its holding company, its subsidiary companies or its fellow subsidiary companies parties to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

CONNECTED TRANSACTIONS Significant related party transactions, which also constitute connected transactions under the Listing Rules, requiring to be disclosed in accordance with Chapter 14 of the Listing Rules, are disclosed in Note 31(A) to the Financial Statements.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE The Company has maintained throughout the year insurance coverage for all Directors and Officers of the Company and its related companies, save in those instances where individual companies have maintained their own coverage.

EMPLOYMENT POLICIES The Company has a policy of non-discrimination in respect of the age, religion, gender, disability or marital status of employees and prospective employees. This ensures that individuals are treated equally, given their skills and abilities, in terms of career development and opportunities for advancement.

AUDITORS The Financial Statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

By Order of the Board

RONALD A. BROWN
Executive Direstor and Company Secretary

4 March 2002

TO THE SHAREHOLDERS OF FIRST PACIFIC COMPANY LIMITED
(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

We have audited the Financial Statements on pages 47 to 82 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS The Company's Directors are responsible for the preparation of Financial Statements which give a true and fair view. In preparing Financial Statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those Financial Statements and to report our opinion to you.

BASIS OF OPINION We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the circumstances of Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the Financial Statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION In our opinion, the Financial Statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PRICEWATERHOUSECOOPERS
Certified Public Accountants, Hong Kong

4 March 2002

PRINCIPAL ACCOUNTING POLICIES

The Group comprises First Pacific Company Limited and its subsidiary companies.

A) BASIS OF PREPARATION

The Financial Statements have been prepared in accordance with generally accepted accounting principles in Hong Kong (HK GAAP) and comply with accounting standards issued by the Hong Kong Society of Accountants, the disclosure requirements of The Hong Kong Companies Ordinance and The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The accounts are prepared under the historical cost convention, except that, as disclosed in the accounting policies below, short-term investments are stated at fair value.

Significant changes to HK GAAP have been implemented during 2001 and Group accounting policies have been revised, as appropriate, to comply with the new requirements. The principal changes to HK GAAP may be summarized as follows:

- Statement of Standard Accounting Practice (SSAP) 32 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" requires companies to consolidate those investees that it has the power to control even in the absence of a majority shareholding or voting power. SSAP 32 defines control as "the power to govern the financial and operating policies of another enterprise so as to obtain benefit from its activities." Accordingly, Indofood, which was previously accounted for as an associated company, is now treated as a subsidiary under SSAP 32. This change has no effect either on the profit attributable to ordinary shareholders or shareholders' equity of the Group.
- SSAP 9 (Revised) "Events After the Balance Sheet Date" has been amended such that dividends proposed after the balance sheet date no longer meet the definition of a liability at the balance sheet date. Accordingly, no liability is recognized at the balance sheet date in respect of proposed dividends.
- SSAP 30 "Business Combinations" eliminates the option of eliminating goodwill on acquisition direct to reserves and mandates capitalization and amortization of goodwill over its useful life. In prior years, the Group's policy was to eliminate goodwill on acquisition against reserves. As a result of the adoption of SSAP 30, all goodwill arising on or after 1 January 2001 is capitalized and amortized over its estimated useful life. The Group's policy is to amortize capitalized goodwill to the profit and loss statement over a period not exceeding 20 years. As permitted by SSAP 30, the Group has elected not to restate US$1,913.9 million of goodwill as at 31 December 2000, which was eliminated against reserves in prior years.
- SSAP 31 "Impairment of Assets" requires a review of the carrying amounts of assets at each balance sheet date in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment by taking into account any events or changes in circumstances which indicate that their recorded carrying amount may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The Group has performed an assessment of the estimated value of its assets as at 31 December 2001 and made impairment provisions of US$1.7 billion for its investments in Metro Pacific (Bonifacio Land), PLDT and Indofood. Such impairment provisions are dealt with as an expense in the profit and loss statement.
- SSAP 26 "Segment Reporting", SSAP 28 "Provisions, Contingent Liabilities and Contingent Assets" and SSAP 29 "Intangible Assets" are also effective for accounting periods beginning on or after 1 January 2001. The adoption of these accounting standards has not had a material impact on the Group Financial Statements.
- SSAP 15 (Revised) "Cash Flow Statements" has been revised to classify cash flows under operating, investing or financing activities. Although adoption is required for periods beginning on or after 1 January 2002, the Group has opted to adopt the revised standard in its 2001 Financial Statements.

Prior year adjustments have been made to reflect changes in accounting required by the adoption of SSAP 32, SSAP 9 (Revised) and SSAP 15 (Revised). The figures for the year ended 31 December 2000 and as at 31 December 2000 have been restated from those included in the published 2000 Financial Statements. Details of the restatement are set out in Notes 24 and 33.

B) BASIS OF CONSOLIDATION

The consolidated Financial Statements include the accounts of the Company and its subsidiary companies made up to 31 December. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

A subsidiary is an enterprise controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The gain or loss on the disposal of a subsidiary company represents the difference between the proceeds of the sale and the Group's share of its net assets together with any goodwill which was not previously charged or recognized in the consolidated profit and loss statement.

Outside interests represent the interests of outside shareholders in the operating results and net assets of subsidiary companies.

In the Company's balance sheet, investments in subsidiary companies are stated at cost less provision for impairment losses, if necessary. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

C) INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in first-out basis or the weighted-average basis. The cost of goods purchased for resale includes costs incurred in bringing the goods to their present location. Net realizable value is determined on the basis of current anticipated sales prices less estimates of costs to completion and selling expenses.

D) PROPERTY AND EQUIPMENT

Freehold land is stated at cost and is not depreciated. Other property and equipment is stated at cost less accumulated impairment losses and accumulated depreciation, calculated on the straight-line basis at annual rates estimated to write off their book values over their expected useful lives. Details of depreciation rates are given in Note 8(A).

Major costs incurred in restoring fixed assets to their normal working condition are charged to the consolidated profit and loss statement. Improvements are capitalized and depreciated over their expected useful lives to the Group.

The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the consolidated profit and loss statement. Any property revaluation reserve balance remaining attributable to the relevant asset is transferred to the revenue reserve.

E) DEVELOPMENT PROPERTIES

Development properties are investments in land and buildings under construction, and are carried at cost less provision for impairment losses. Cost includes the original cost of the land and buildings, borrowing costs incurred in respect of development, construction expenditure and other direct costs. Profit is recognized on sales of properties as a percentage of the total estimated profit to completion, with the percentage used being the proportion of costs incurred to the estimated total costs.

F) ASSOCIATED COMPANIES

An associated company is a company, not being a subsidiary company, in which the Group has a substantial long-term interest in the equity voting rights and over whose management the Group is in a position to exercise significant influence, including participation in the financial and operating policy decisions.

Investments in associated companies are stated in the consolidated balance sheet at the Group's share of net assets of the associated companies together with goodwill (net of accumulated impairment losses) on acquisition, and in the Company's balance sheet at cost less provision for impairment losses. Income from associated companies is stated in the consolidated profit and loss statement as the Group's share of profits less losses of associated companies, and in the Company's profit and loss statement to the extent of dividends received and receivable.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

G) SHORT-TERM INVESTMENTS

Short-term investments are securities held for dealing purposes and are stated at fair value. Fair value represents the quoted market price for securities that are actively traded in a liquid market. At each balance sheet date, the unrealized gains and losses arising from changes in fair values of short-term investments are recognized in the profit and loss statement.

The gains or losses on disposal of short-term investments, representing the difference between the net sales proceeds and the carrying amount of the investments, are recognized in the profit and loss statement as they arise.

H) DEFERRED TAXATION

Deferred taxation is provided under the liability method in respect of material timing differences between profit as computed for taxation purposes and profit as stated in the Financial Statements, except where it is considered that no liability will arise in the foreseeable future.

I) PROVISIONS AND CONTINGENT LIABILITIES

A provision is recognized when the Group has a present legal or constructive obligation arising as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow is remote. Possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow is remote.

J) IMPAIRMENT OF ASSETS

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired:

i) property and equipment;
ii) investments in subsidiary and associated companies; and
iii) capitalized goodwill and goodwill eliminated against reserves.

If any such indication exists, the recoverable amount of the asset is estimated and, where relevant, an impairment loss is recognized to reduce the asset to its recoverable amount. Such impairment loss is recognized in the profit and loss statement except where the asset is carried at valuation and the impairment loss does not exceed the surplus for that same asset in which case it is treated as a revaluation decrease.

K) ACCOUNTING FOR ACQUISITIONS AND DISPOSALS

i) RESULTS The results of businesses acquired or sold are accounted for from or to the effective date of acquisition or disposal.

ii) FAIR VALUE ADJUSTMENTS On the acquisition of a business or an interest in an associated company, the acquisition cost is allocated to the fair value of the separable net assets acquired.

iii) GOODWILL represents the excess of costs of acquisition over the fair value of the Group's share of the separable net assets of businesses and interests in associated companies acquired. Goodwill arising on acquisitions from 1 January 2001 is capitalized and written off to the consolidated profit and loss statement on a straight-line basis over its estimated useful economic life, not exceeding 20 years. The carrying amount of the capitalized goodwill is reviewed on a regular basis. As appropriate, any impairment is recognized in the consolidated profit and loss statement for the year. Goodwill arising on acquisitions prior to 2001 was eliminated against reserves in accordance with the accounting standard then in force. As permitted by the current accounting standard, the goodwill previously eliminated against to reserves has not been reinstated on the balance sheet. On disposal, the attributable amount of goodwill, being either the net book value of the amount capitalized or the amount previously written off to reserves, is included in determining the gain or loss on disposal.

L) FOREIGN CURRENCIES

The profit and loss statements of overseas subsidiary and associated companies are translated into U.S. dollars using average rates of exchange for the period. Balance sheets are translated at closing rates. Where hedging arrangements are in place, the transactions to which they relate are translated at the rate determined by those arrangements.

Exchange differences, arising on the retranslation at closing rates of the opening net assets and the profits for the year retained by overseas subsidiary and associated companies, and on foreign currency borrowings used to finance long-term foreign equity investments, are taken to reserves.

Foreign currency transactions are translated into U.S. dollars at rates approximating those prevalent at the relevant transaction dates. Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date.

Exchange differences are included in the carrying amount of an asset and are recognized in the consolidated profit and loss statement when the asset is disposed of, or over the expected useful life of the asset under the following conditions:

i) where exchange differences fall within the definition of borrowing costs (see (Q) below); or

ii) where it is not practically feasible to hedge a foreign currency and this affects liabilities arising directly on the recent acquisition of the related asset invoiced in the foreign currency.

All other exchange differences are dealt with in the consolidated profit and loss statement.

M) TURNOVER

Turnover represents the amounts received and receivable from the sale of goods and the rendering of services to third parties, falling within the ordinary activities of the Group's businesses. Turnover from sales is recognized when ownership of goods sold has transferred to the buyer. Turnover from services is recognized when it can be measured reliably by reference to stage of completion for the rendering of services.

N) SEGMENTAL INFORMATION

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one period.

Head Office and other items mainly comprise Head Office assets, borrowings and overheads.

O) OPERATING LEASES

Leases, where substantially all of the risks and rewards of ownership of assets remain with the leasing company, are accounted for as operating leases. Rentals payable and receivable under operating leases are recorded in the consolidated profit and loss statement on a straight-line basis over the lease term.

P) RETIREMENT BENEFITS

The Group operates defined contribution and defined benefit retirement schemes. The costs of defined contribution schemes are charged to the consolidated profit and loss statement as and when contributions fall due. The costs of defined benefit schemes are charged against profit on a systematic basis with any surpluses and deficits allocated so as to spread them over the expected remaining service lives of the employees affected.

Q) BORROWING COSTS

Borrowing costs are interest and other costs incurred in connection with the borrowing of funds. Other costs include exchange differences on foreign currency borrowings and redemption premiums on convertible instruments. Exchange differences arising from foreign currency borrowings are included to the extent that they are regarded as an adjustment to interest costs, and/or where borrowings in local currency are not available and it is not practically feasible to hedge the foreign currency borrowings. Redemption premiums on convertible instruments are provided for over the life of the instruments when it is probable that the premium will become payable.

Borrowing costs are expensed in the consolidated profit and loss statement in the period in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

R) RELATED PARTIES

Related parties are individuals and companies where the individual or company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or where two parties are subject to common control or common significant influence.

CONSOLIDATED PROFIT AND LOSS STATEMENT

For the year ended 31 December	Note	2001 US$m	2000 (Restated)(i) US$m
TURNOVER	1	1,851.7	2,299.2
Cost of sales		(1,362.3)	(1,561.8)
GROSS PROFIT		489.4	737.4
(Loss)/gain on disposal and dilution of shareholdings and provision for investments	5	(2,238.3)	142.3
Other operating income		17.1	12.9
Distribution costs		(142.0)	(115.0)
Administrative expenses		(150.3)	(240.9)
Other operating expenses		(17.7)	(142.7)
OPERATING (LOSS)/PROFIT	1, 2	(2,041.8)	394.0
Share of profits less losses of associated companies		11.8	(132.4)
Net borrowing costs	3	(103.6)	(107.7)
(LOSS)/PROFIT BEFORE TAXATION		(2,133.6)	153.9
Taxation	4	(61.4)	(35.6)
(LOSS)/PROFIT AFTER TAXATION		(2,195.0)	118.3
Outside interests		398.0	(67.1)
(LOSS)/PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	5	(1,797.0)	51.2

ORDINARY SHARE DIVIDENDS	6	–	7.7
BASIC AND DILUTED (LOSS)/EARNINGS PER SHARE (U.S. CENTS)	7	(57.23)	1.75

(i) Refer to Note 24.

The principal accounting policies on pages 47 to 51 and the Notes on pages 56 to 82 form an integral part of the Financial Statements.

CONSOLIDATED STATEMENT OF RECOGNIZED GAINS AND LOSSES

For the year ended 31 December	Note	2001 US$m	2000 US$m
Exchange differences on the translation of the financial statements of foreign entities	19	(14.9)	(180.3)
Realization of property revaluation		1.3	24.7
NET LOSSES NOT RECOGNIZED IN THE PROFIT AND LOSS STATEMENT		(13.6)	(155.6)
(Loss)/profit attributable to ordinary shareholders		(1,797.0)	51.2
TOTAL RECOGNIZED LOSSES FOR THE YEAR		(1,810.6)	(104.4)
Goodwill arising on acquisitions and written off against reserves	19	–	(312.7)
		(1,810.6)	(417.1)

The principal accounting policies on pages 47 to 51 and the Notes on pages 56 to 82 form an integral part of the Financial Statements.

As at 31 December	Note	2001 US$m	2000 (Restated)(i) US$m
NON-CURRENT ASSETS			
Property and equipment	8	**840.2**	2,001.6
Associated companies	10	**(23.6)**	19.1
Long-term receivables	11	**176.3**	207.8
Long-term investments		**–**	5.2
Pledged deposits	25(D)	**–**	50.7
		992.9	2,284.4
CURRENT ASSETS			
Cash and bank balances		**310.1**	369.5
Pledged deposits	25(D)	**41.0**	8.0
Short-term investments	12	**11.5**	16.4
Accounts receivable and prepayments	13	**328.7**	518.5
Inventories	14	**361.5**	259.0
		1,052.8	1,171.4
CURRENT LIABILITIES			
Accounts payable and accruals	15	**514.0**	401.3
Short-term borrowings	16	**750.2**	526.1
Provision for taxation	17	**23.1**	27.6
		1,287.3	955.0
NET CURRENT (LIABILITIES)/ASSETS		**(234.5)**	216.4
TOTAL ASSETS LESS CURRENT LIABILITIES		**758.4**	2,500.8
EQUITY CAPITAL AND RESERVES			
Share capital	18	**31.4**	31.4
Reserves	19	**(222.6)**	338.1
Shareholders' (deficit)/equity		**(191.2)**	369.5
OUTSIDE INTERESTS	20	**392.2**	935.6
NON-CURRENT LIABILITIES			
Loan capital and long-term borrowings	21	**391.4**	918.5
Deferred liabilities and provisions	22	**130.0**	247.4
Deferred taxation	23	**36.0**	29.8
		557.4	1,195.7
		758.4	2,500.8

(i) Refer to Note 24.

The principal accounting policies on pages 47 to 51 and the Notes on pages 56 to 82 form an integral part of the Financial Statements.

MANUEL V. PANGILINAN
Executive Chairman

MICHAEL J.A. HEALY
Chief Operating Officer and Finance Director

4 March 2002

As at 31 December	Note	2001 US$m	2000 (Restated)(i) US$m
NON-CURRENT ASSETS			
Subsidiary companies	9	950.7	1,445.4
Associated companies	10(B)	31.0	27.9
		981.7	1,473.3
CURRENT ASSETS			
Cash and bank balances		38.5	138.6
Accounts receivable and prepayments		0.6	2.4
		39.1	141.0
CURRENT LIABILITIES			
Accounts payable and accruals		0.8	1.2
NET CURRENT ASSETS		38.3	139.8
TOTAL ASSETS LESS CURRENT LIABILITIES		1,020.0	1,613.1
EQUITY CAPITAL AND RESERVES			
Share capital	18	31.4	31.4
Reserves	19	938.6	1,531.7
Shareholders' equity		970.0	1,563.1
NON-CURRENT LIABILITIES			
Loan capital and long-term borrowings	21(B)	50.0	50.0
		1,020.0	1,613.1

(i) Refer to Note 24.

The principal accounting policies on pages 47 to 51 and the Notes on pages 56 to 82 form an integral part of the Financial Statements.

MANUEL V. PANGILINAN
Executive Chairman

MICHAEL J.A. HEALY
Chief Operating Officer and Finance Director

4 March 2002

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December	Note	2001 US$m	2000 (Restated)(i) US$m
NET CASH INFLOW FROM OPERATING ACTIVITIES	25(A)	**86.6**	55.1
Additions of property and equipment		**(132.4)**	(177.0)
Increased investments in			
– subsidiary companies		**–**	(23.0)
– associated companies		**–**	(7.2)
– short-term investments and others		**(13.5)**	(15.6)
Sale of property and equipment		**18.8**	28.5
Disposals of			
– subsidiary companies	26(A)	**129.4**	211.2
– associated companies	26(B)	**48.2**	–
– short-term investments		**19.0**	81.8
Reduced interest in associated companies		**–**	24.5
Loans (to)/repaid by associated companies		**(4.3)**	87.9
Interest received		**30.1**	37.6
Dividends			
– received from associated companies and long-term investments		**2.7**	6.4
– received from Banking operations		**–**	4.0
NET CASH INFLOW FROM INVESTING ACTIVITIES		**98.0**	259.1
NET CASH INFLOW BEFORE FINANCING ACTIVITIES		**184.6**	314.2
Proceeds of new borrowings	25(B)	**340.4**	626.4
Borrowings repaid	25(B)	**(549.3)**	(957.1)
Payments in connection with the shares repurchased by subsidiary companies		**(7.5)**	–
Shares issued to outside interests by subsidiary companies	25(B)	**–**	0.2
Dividends			
– paid to outside interests in subsidiary companies	25(B)	**(8.6)**	(13.3)
– paid to shareholders		**(4.0)**	(8.9)
NET CASH OUTFLOW FROM FINANCING ACTIVITIES		**(229.0)**	(352.7)
DECREASE IN CASH AND CASH EQUIVALENTS		**(44.4)**	(38.5)
Cash and cash equivalents at 1 January		**360.6**	491.7
Exchange translation		**(6.1)**	(92.6)
CASH AND CASH EQUIVALENTS AT 31 DECEMBER		**310.1**	360.6
REPRESENTING			
Cash and bank balances		**310.1**	369.5
Overdrafts	25(C)	**–**	(1.0)
Other short-term borrowings with an original maturity of less than 90 days	25(C)	**–**	(7.9)
CASH AND CASH EQUIVALENTS AT 31 DECEMBER		**310.1**	360.6

(i) Refer to Note 24.

The principal accounting policies on pages 47 to 51 and the Notes on pages 56 to 82 form an integral part of the Financial Statements.

1. TURNOVER AND SEGMENTAL INFORMATION

	2001 US$m	2000 US$m
TURNOVER		
Sale of goods and properties	1,803.0	2,024.4
Rendering of services	48.7	274.8
TOTAL	1,851.7	2,299.2

SEGMENTAL INFORMATION Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group in making operating and financial decisions.

BY PRINCIPAL ACTIVITIES – 2001

	Consumer US$m	Telecom-munications US$m	Property US$m	Disposed businesses* US$m	Head Office US$m	Total US$m
PROFIT AND LOSS						
Turnover	1,414.9	1.5	134.4	300.9	–	1,851.7
Segment results	195.2	(9.1)	(1.1)	25.0	(13.5)	196.5
Loss on disposal and dilution of shareholdings and provision for investments						(2,238.3)
Operating loss						(2,041.8)
Share of profits less losses of associated companies	(0.6)	9.5	(0.6)	3.5	–	11.8
Net borrowing costs						(103.6)
Loss before taxation						(2,133.6)
Taxation						(61.4)
Loss after taxation						(2,195.0)
Outside interests						398.0
Loss attributable to ordinary shareholders						(1,797.0)
ASSETS AND LIABILITIES						
Segment assets	1,208.2	7.6	637.6	–	215.9	2,069.3
Associated companies	2.4	(75.7)	49.7	–	–	(23.6)
Total assets	1,210.6	(68.1)	687.3	–	215.9	2,045.7
Total liabilities	877.5	3.1	498.2	–	465.9	1,844.7
OTHER INFORMATION						
Capital expenditure	76.1	2.7	61.8	7.6	–	148.2
Depreciation	34.4	0.5	8.7	16.8	0.1	60.5
Impairment charge	299.6	565.8	1,188.5	–	100.0	2,153.9

BY PRINCIPAL MARKETS – 2001

	Indonesia US$m	Philippines US$m	Others US$m	Disposed businesses* US$m	Head Office US$m	Total US$m
Turnover	1,414.9	134.4	1.5	300.9	–	1,851.7
Segment results	195.2	(1.1)	(9.1)	25.0	(13.5)	196.5
Total assets	1,210.6	743.2	(124.0)	–	215.9	2,045.7
Capital expenditure	76.1	61.8	2.7	7.6	–	148.2

* Represents Berli Jucker, Darya-Varia and Savills plc.

BY PRINCIPAL ACTIVITIES – 2000

	Consumer US$m	Telecom-munications US$m	Property US$m	Disposed businesses* US$m	Head Office US$m	Total US$m
PROFIT AND LOSS						
Turnover	1,490.3	80.5	240.0	488.4	–	2,299.2
Segment results	188.2	(17.4)	30.9	56.0	(6.0)	251.7
Gain on disposal and dilution of shareholdings less provision for investments						142.3
Operating profit						394.0
Share of profits less losses of associated companies	–	(133.7)	(7.0)	8.3	–	(132.4)
Net borrowing costs						(107.7)
Profit before taxation						153.9
Taxation						(35.6)
Profit after taxation						118.3
Outside interests						(67.1)
Profit attributable to ordinary shareholders						51.2
ASSETS AND LIABILITIES						
Segment assets	1,223.5	2.7	1,693.0	323.7	193.8	3,436.7
Associated companies	3.3	(69.6)	69.9	15.5	–	19.1
Total assets	1,226.8	(66.9)	1,762.9	339.2	193.8	3,455.8
Total liabilities	956.6	–	549.4	154.6	490.1	2,150.7
OTHER INFORMATION						
Capital expenditure	55.1	87.2	91.3	21.4	0.1	255.1
Depreciation	38.9	14.2	10.9	23.8	0.2	88.0

BY PRINCIPAL MARKETS – 2000

	Indonesia US$m	Philippines US$m	Others US$m	Disposed businesses* US$m	Head Office US$m	Total US$m
Turnover	1,490.3	320.5	–	488.4	–	2,299.2
Segment results	188.2	13.5	–	56.0	(6.0)	251.7
Total assets	1,226.8	1,821.2	(125.2)	339.2	193.8	3,455.8
Capital expenditure	55.1	178.5	–	21.4	0.1	255.1

* Represents Berli Jucker, Darya-Varia, Savills plc, SPORTathlon and First Pacific Bank.

2. OPERATING (LOSS)/PROFIT

	2001 US$m	2000 US$m
OPERATING (LOSS)/PROFIT IS STATED AFTER CREDITING		
Net rental income from investment properties	0.2	1.8
Operating lease income less outgoings	0.6	1.3
Dividend from unlisted investment	0.1	0.1
Unrealized gains on short-term investments	0.5	0.7
Gain on sale of property and equipment	–	1.3
AND CHARGING		
Employee remuneration	159.4	231.3
Depreciation	60.5	88.0
Doubtful debt provisions	7.6	21.3
Net exchange loss on monetary items	15.2	102.8
Operating lease rentals		
– Land and buildings	1.1	7.1
– Hire of plant and equipment	7.4	6.9
– Other	0.3	0.1
Auditors' remuneration		
– Audit services	1.1	1.4
– Other services	0.5	0.4
Loss on sale of property and equipment	2.1	–

3. NET BORROWING COSTS

	2001 US$m	2000* US$m
Loan capital		
– wholly repayable within five years	10.1	36.5
– not wholly repayable within five years	1.0	1.0
Subtotal	11.1	37.5
Bank loans, overdrafts and other loans		
– wholly repayable within five years	97.1	124.9
– not wholly repayable within five years	11.1	2.2
Subtotal	108.2	127.1
TOTAL INTEREST EXPENSE	119.3	164.6
Other borrowing costs		
– Exchange differences	–	17.8
– Redemption premium on convertible instruments	20.4	23.0
TOTAL BORROWING COSTS	139.7	205.4
Less borrowing costs capitalized in		
– property investments	(9.8)	(49.1)
– plant and equipment	–	(4.2)
Less interest income	(26.3)	(44.4)
NET BORROWING COSTS	103.6	107.7

* Excluding interest expense and interest income for the Group's Banking operations (included in Turnover).

The capitalization rate applied to funds borrowed generally and used for the development of property is 18.1 per cent per annum (2000: 37.2 per cent per annum).

4. TAXATION

Hong Kong profits tax has been provided at the rate of 16.0 per cent (2000: 16.0 per cent) on the estimated assessable profits for the year. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary and associated companies operate.

	2001 US$m	2000 US$m
SUBSIDIARY COMPANIES		
Current taxation		
– Overseas	**35.5**	42.0
– Hong Kong	**–**	3.8
Deferred taxation – Overseas	**14.0**	18.8
Subtotal	**49.5**	64.6
ASSOCIATED COMPANIES		
Current taxation		
– Overseas taxation	**4.9**	11.5
– Hong Kong	**–**	0.9
Deferred taxation – Overseas	**7.0**	(41.4)
Subtotal	**11.9**	(29.0)
TOTAL	**61.4**	35.6

Excluding the effects of disposals and impairment provisions, which were not subject to tax, the effective tax rate for 2001 was 38.0 per cent (2000: 38.2 per cent).

5. (LOSS)/PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

(Loss)/profit attributable to ordinary shareholders includes impairment provisions of US$1,710.5 million (2000: Nil) and exchange losses of US$22.4 million (2000: US$143.5 million) as set out below.

ANALYSIS OF IMPAIRMENT PROVISIONS

	2001 US$m	2000 US$m
(Loss)/gain on disposal and dilution of shareholdings and provision for investments	**(2,238.3)**	142.3
Less: loss/(gain) on disposal and dilution of shareholdings and others	**102.2**	(142.3)
Included in operating loss	**(2,136.1)**	–
Included in associated companies' results	**(17.8)**	–
Subtotal	**(2,153.9)**	–
Impairment provisions attributable to outside interests	**443.4**	–
TOTAL	**(1,710.5)**	–

An annual review of the carrying costs of PLDT, Indofood and Metro Pacific is performed in order to assess whether their book values continue to be appropriate. Due to the country risks associated with the Philippines and Indonesia and the depreciation of their currencies since the dates of acquisition, the estimated values of these investments are currently significantly below their book values. Therefore, impairment provisions totaling US$1.7 billion were recognized in the 2001 Financial Statements to reduce the book values of these investments to levels more consistent with current market values.

The estimated values of PLDT and Indofood have been calculated by reference to discounted cash flow models. The discount rates used ranged from 13.5 per cent to 17.5 per cent for PLDT and 16.5 per cent to 18.5 per cent for Indofood. The estimated value of Metro Pacific represents the US$98.2 million loan plus accrued interest extended to Metro Pacific by Larouge, a wholly-owned subsidiary of First Pacific.

An analysis of the impact of impairment provisions on consolidated balance sheet categories is set out below.

	2001 US$m	2000 US$m
Impairment charge for		
– property and equipment	(689.6)	–
– goodwill reserve	(874.0)	–
– exchange reserve	(264.0)	–
– inventories	(92.3)	–
– other tangible assets	(216.2)	–
TOTAL	(2,136.1)	–

ANALYSIS OF EXCHANGE LOSSES

	2001 US$m	2000 US$m
Subsidiary companies	(15.2)	(120.6)
Less capitalized within net borrowing costs	–	17.8
Included in other operating expenses	(15.2)	(102.8)
Associated companies	(19.8)	(152.1)
Subtotal	(35.0)	(254.9)
Exchange differences attributable to taxation and outside interests	12.6	111.4
TOTAL	(22.4)	(143.5)

An analysis of exchange losses by principal operating company is set out below. Exchange losses arose primarily on the translation of unhedged U.S. dollar denominated borrowings of PLDT and Indofood as a result of the depreciation of the peso and the rupiah during 2000 and 2001.

	2001 US$m	2000 US$m
PLDT	(12.3)	(103.7)
Indofood	(2.8)	(23.5)
Others	(7.3)	(16.3)
TOTAL	(22.4)	(143.5)

Included within the (loss)/profit attributable to ordinary shareholders is a loss of US$589.1 million (2000: profit of US$23.5 million) attributable to the Company.

6. ORDINARY SHARE DIVIDENDS

	U.S. cent per share		US$m	
	2001	2000	**2001**	2000
Interim dividend paid	**–**	0.13	**–**	3.7
Final dividend proposed	**–**	0.13	**–**	4.0
TOTAL	**–**	0.26	**–**	7.7

A) The previously recorded final dividends proposed and declared after the balance sheet date, but accrued in the Financial Statements, for the years ended 31 December 1999 and 2000 were US$7.5 million and US$4.0 million, respectively. Under the Group's new accounting policy, these have been written back against opening reserves as at 1 January 2000 and 2001 in Note 19 and are now charged in the period in which they were proposed.

B) The 2000 final dividend of US$4.0 million was paid wholly in cash.

C) At a meeting held on 4 March 2002, the Directors proposed that no final dividend be paid for 2001.

7. (LOSS)/EARNINGS PER SHARE

	2001	2000
(Loss)/earnings per share is based on		
– (loss)/profit attributable to ordinary shareholders of (US$m)	**(1,797.0)**	51.2
– and an average number of shares in issue of (million)	**3,139.8**	2,923.9
Resulting in (loss)/earnings per share of (U.S. cents)	**(57.23)**	1.75

As the impact of convertible instruments is anti-dilutive, the basic and diluted (loss)/earnings per share figures are the same for 2001 and 2000.

8. PROPERTY AND EQUIPMENT

	Development properties US$m	Land and buildings US$m	Machinery, equipment and vessels US$m	**Consolidated Total US$m**
COST				
At 1 January 2001	1,177.0	364.2	791.1	**2,332.3**
Exchange translation	(37.4)	(18.8)	(43.8)	**(100.0)**
Disposal of subsidiary companies	–	(111.3)	(183.1)	**(294.4)**
Additions	35.9	32.9	79.4	**148.2**
Disposals	(6.9)	(5.3)	(13.2)	**(25.4)**
Reclassifications[(i)]	(253.7)	–	(9.7)	**(263.4)**
AT 31 DECEMBER 2001	**914.9**	**261.7**	**620.7**	**1,797.3**
ACCUMULATED DEPRECIATION				
At 1 January 2001	–	57.2	273.5	**330.7**
Exchange translation	–	(2.6)	(18.1)	**(20.7)**
Disposal of subsidiary companies	–	(24.0)	(118.9)	**(142.9)**
Charge for the year	–	9.2	51.3	**60.5**
Impairment provisions	679.2	–	10.4	**689.6**
Disposals	–	(0.5)	(4.0)	**(4.5)**
Reclassification[(ii)]	–	–	44.4	**44.4**
AT 31 DECEMBER 2001	**679.2**	**39.3**	**238.6**	**957.1**
NET BOOK AMOUNT AT 31 DECEMBER 2001	**235.7**	**222.4**	**382.1**	**840.2**
NET BOOK AMOUNT AT 31 DECEMBER 2000	1,177.0	307.0	517.6	2,001.6

(i) Development properties of US$253.7 million have been reclassified as inventories.
(ii) Reclassified from deferred liabilities and provisions.

A) Principal annual rates of depreciation:

Development properties and freehold land	Nil
Freehold buildings	2.5% to 20.0%
Leasehold land and buildings	Lesser of period of lease, or 2.5%
Machinery, equipment and vessels	2.5% to 50.0%

B) Principal development properties held by Metro Pacific Corporation, Landco Pacific group and Fort Bonifacio Development Corporation as at 31 December 2001:

Location in the Philippines	Approximate gross development area (sq.m.)(i)	Group's economic interest %	Type	Status	Estimated completion date
Batulao, Batangas	9,940,000	52.4	R	Planning	–
Costa De Madera, San Juan, Batangas	3,720,000	37.1	Ro	Planning	–
San Fernando, Pampanga	2,349,120	23.4	R	Under construction	2006
Lakewood, Cabanatuan	2,160,059	7.3	R	Under construction	2002
Calasiao, Pangasinan	1,860,000	39.5	R	Planning	–
Fort Bonifacio	1,278,913	30.9	C, R	Under construction	2020
Lemery, Batangas	1,022,902	49.2	F	Under construction	2004
Punta Fuego 1, Batangas	459,900	27.4	R, Ro	Under construction	2002
Punta Fuego 2, Batangas	399,593	17.7	R, Ro	Under construction	2004
Stonecrest, San Pedro, Laguna	334,783	25.0	R	Under construction	2004
Urdaneta, Pangasinan	318,382	7.3	R	Under construction	2002
Talisay, Cebu	291,856	24.2	R	Under construction	2002
Waterwood, Bulacan	150,999	33.0	R	Under construction	2002
Legaspi City, Albay	51,860	24.2	C	Completed	–
Lucena CBD	43,598	69.3	C	Under construction	2003
Pacific Plaza Towers	4,851	80.6	R	Under construction	2002

R = Residential, Ro = Resort, C = Commercial, F = Farm

(i) Total area for development and sale as subdivisions, including lots sold under installment terms where full payment has not been made, and land designated for parks and open spaces.

C) Net book amount of land and buildings:

	2001 US$m	2000 US$m
Freehold – outside Hong Kong	**222.4**	305.5
Long-term leasehold (over 50 years) – Hong Kong	**–**	1.5
TOTAL	**222.4**	307.0

D) As at 31 December 2001, there was no capitalized interest (2000: US$131.7 million) and exchange differences (2000: US$80.0 million) included in the net book value of development properties.

9. SUBSIDIARY COMPANIES

	Company	
	2001 US$m	2000 US$m
Unlisted shares at cost	**927.1**	991.7
Loans to subsidiary companies	**544.2**	898.7
Balances with subsidiary companies	**(454.4)**	(440.1)
Less provisions for impairment loss	**(66.2)**	(4.9)
TOTAL	**950.7**	1,445.4

The Company's listed subsidiaries are held through intermediate holding companies.

Loans to subsidiary companies are unsecured, interest bearing at a range of zero per cent to 4.8 per cent per annum and have no fixed terms of repayment.

Balances with subsidiary companies are unsecured, interest bearing at a range of zero per cent to 8.9 per cent per annum and have no fixed terms of repayment.

Details of subsidiary companies, which in the opinion of the Directors, materially affect the results or net assets of the Group, are set out in tabular form on the inside back cover.

10. ASSOCIATED COMPANIES

	Consolidated	
	2001 US$m	2000 US$m
Shares at cost or valuation		
– Listed	**559.0**	1,309.4
– Unlisted	**79.3**	93.3
Share of post acquisition reserves	**(76.5)**	(200.1)
Goodwill on acquisitions of associated companies	**(630.5)**	(1,211.9)
Loans to associated companies	**45.1**	28.4
TOTAL	**(23.6)**	19.1

A) In March 2001, the Group sold its entire interest of 19.6 per cent in Savills plc.

B) The Company's interest in associated companies includes unlisted investments of US$31.0 million (2000: US$27.9 million) located outside Hong Kong.

C) As at 31 December 2001, unlisted investments comprised US$79.3 million (2000: US$92.9 million) located outside Hong Kong and nil (2000: US$0.4 million) located within Hong Kong. Listed investments of US$559.0 million (2000: US$1,309.4 million) were situated outside Hong Kong.

D) As at 31 December 2001, the market valuation of listed investments was US$341.6 million (2000: US$759.0 million) and dividends received and receivable were US$1.8 million (2000: US$5.8 million).

E) Loans to associated companies are unsecured, interest bearing at a range of zero per cent to 14.5 per cent per annum and have no fixed terms of repayment.

F) Details of associated companies, which in the opinion of the Directors materially affect the results or net assets of the Group, are set out in tabular form on the inside back cover.

Additional information in respect of the Group's principal associated companies, as prepared under HK GAAP, is set out below.

	PLDT		Escotel	
	2001 US$m	2000 US$m	**2001 US$m**	2000 US$m
OPERATING RESULTS				
Turnover	**1,707.9**	1,334.5	**53.5**	35.7
Profit/(loss) before taxation	**357.3**	(519.9)	**(17.9)**	(30.5)
Profit/(loss) after taxation	**311.8**	(383.9)	**(17.9)**	(30.5)
Net profit/(loss)	**59.0**	(337.0)	**(17.9)**	(30.5)
NET ASSETS/(LIABILITIES)				
Current assets	**596.7**	847.4	**21.4**	12.7
Long-term assets	**4,066.8**	4,140.6	**142.8**	144.8
TOTAL ASSETS	**4,663.5**	4,988.0	**164.2**	157.5
Current liabilities	**(875.6)**	(1,195.9)	**(78.8)**	(133.3)
Long-term liabilities and provisions	**(3,471.0)**	(3,761.2)	**(394.7)**	(307.5)
TOTAL LIABILITIES	**(4,346.6)**	(4,957.1)	**(473.5)**	(440.8)
Outside interests	**(97.5)**	192.8	**–**	–
AT 31 DECEMBER	**219.4**	223.7	**(309.3)**	(283.3)

Escotel has a financial accounting period ending on 31 March, which is not coterminous with the Group. Total net liabilities of Escotel arose principally as a consequence of the Group's accounting policy of attributing to goodwill the excess of costs of acquisition of telecommunications businesses over the fair value of separable net assets, and attributing no value to acquired telecommunications licenses.

In accordance with the requirements of the Philippine Depository Insurance Corporation, Metro Pacific converted Pesos 1.8 billion (US$34.7 million) of convertible preferred shares issued by First e-Bank into common shares in October 2001. As a result of this conversion, Metro Pacific's interest in First e-Bank increased from 31.8 per cent to 83.2 per cent. Since control of Metro Pacific is intended to be temporary, First e-Bank continues to be accounted for as an associated company.

11. LONG-TERM RECEIVABLES

	Consolidated	
	2001 US$m	2000 US$m
Currency swap asset	**108.7**	73.3
Installment sales receivable	**93.3**	106.8
Input value added tax recoverable	**73.4**	80.2
Others	**96.7**	52.4
Subtotal	**372.1**	312.7
Impairment provision	**(77.1)**	–
Less current portion included in accounts receivable and prepayments	**(118.7)**	(104.9)
TOTAL	**176.3**	207.8

Currency swap asset reflects Indofood's hedging program.

Installment sales receivable primarily relate to Metro Pacific's sales of property on interest bearing (from 10.0 per cent to 21.0 per cent) installment terms (from two to 10 years) and are secured by the relevant property.

Input value added tax recoverable represents input tax imputed on land acquired by Fort Bonifacio Development Corporation.

Others mainly represents Indofood's cash advances and amounts arises from its technical and management services provided to affiliated companies under normal commercial terms.

12. SHORT-TERM INVESTMENTS

	Consolidated	
	2001 US$m	2000 US$m
Unlisted debt securities – Outside Hong Kong	**11.5**	16.4

13. ACCOUNTS RECEIVABLE AND PREPAYMENTS

Included in accounts receivable and prepayments are trade receivables of US$169.0 million (2000: US$228.6 million) with an ageing profile as follows:

	Consolidated	
	2001 US$m	2000 US$m
Less than 30 days	**144.2**	156.1
30–60 days	**7.7**	16.8
60–90 days	**4.2**	4.7
Over 90 days	**12.9**	51.0
TOTAL	**169.0**	228.6

For Indofood, there are 60 days of credit for sub-distributors/wholesalers and between 15–60 days of credit for other customers. For Metro Pacific, contract receivables are collectible by installments for periods ranging from two to 10 years.

14. INVENTORIES

	Consolidated	
	2001 US$m	2000 US$m
Properties held for sale	**244.9**	–
Finished goods	**72.3**	100.9
Raw materials	**133.2**	153.3
Work in progress	**5.2**	7.4
Less provisions	**(94.1)**	(2.6)
TOTAL	**361.5**	259.0

At 31 December 2001, the carrying amount of inventories carried at net realizable value amounted to US$287.1 million (2000: US$180.3 million).

15. ACCOUNTS PAYABLE AND ACCRUALS

Included in accounts payable and accruals are trade payables of US$182.3 million (2000: US$176.8 million) with an ageing profile as follows:

	Consolidated	
	2001 US$m	2000 US$m
Less than 30 days	**100.7**	136.1
30–60 days	**28.7**	20.7
60–90 days	**14.6**	11.4
Over 90 days	**38.3**	8.6
TOTAL	**182.3**	176.8

16. SHORT-TERM BORROWINGS

	Consolidated	
	2001 US$m	2000 US$m
Bank loans and overdrafts		
– Secured	**71.0**	190.2
– Unsecured	**84.5**	77.2
Total bank loans and overdrafts	**155.5**	267.4
Current portion of loan capital and long-term borrowings (Note 21)	**594.7**	258.7
TOTAL	**750.2**	526.1

None (2000: US$8.9 million) of the debt has an original maturity of less than 90 days. Certain bank loans and overdrafts included within consolidated borrowings are secured by certain of the Group's property and equipment, interests in subsidiary companies, trade receivables and inventories.

Included above are amounts due by the Metro Pacific group as follows:

	2001 US$m
Bank loans and overdrafts	
– Secured	**35.2**
– Unsecured	**60.3**
Total bank loans and overdrafts	**95.5**
Current portion of loan capital and long-term borrowings (Note 21)	**66.3**
TOTAL	**161.8**

As set out in Note 21, a successful implementation of the debt reduction plan announced by Metro Pacific on 1 March 2002 will reduce the overall indebtedness of the Metro Pacific group and/or extend the maturity profile of certain debts to match anticipated future revenue streams, including the above amounts.

17. PROVISION FOR TAXATION

	Consolidated	
	2001 US$m	2000 US$m
At 1 January	**27.6**	38.2
Exchange translation	**(1.1)**	(12.7)
Disposal of subsidiary companies	**(3.3)**	(1.7)
Provision for taxation on estimated assessable profits for the year	**35.5**	42.3
Transfer (to)/from deferred taxation (Note 23)	**(0.2)**	0.5
Reclassifications	**(4.4)**	12.7
TOTAL	**54.1**	79.3
Tax paid	**(31.0)**	(51.7)
AT 31 DECEMBER	**23.1**	27.6

18. SHARE CAPITAL

	Consolidated and Company	
	2001 US$m	2000 US$m
Authorized		
3,499,000,000 (2000: 3,499,000,000) ordinary shares		
of U.S. 1 cent each	**35.0**	35.0
Issued and fully paid		
At 1 January	**31.4**	29.1
Shares issued for the acquisition of Indofood	**–**	2.2
Shares issued in lieu of dividends	**–**	0.1
At 31 December		
3,139,772,765 (2000: 3,139,772,765) ordinary shares		
of U.S. 1 cent each	**31.4**	31.4

Details of Directors' and employees' share options are set out in Note 29(C).

19. RESERVES

	Share premium US$m	Revenue reserve US$m	Goodwill reserve US$m	Property revaluation reserve US$m	Exchange reserve US$m	**Consolidated Total 2001 US$m**	**Company Total 2001 US$m**
At 1 January 2001,							
as previously reported	908.7	1,670.5	(1,913.9)	1.3	(332.5)	**334.1**	**1,527.7**
Reclassification – Note 33	–	(1,913.9)	1,913.9	–	–	**–**	**–**
Prior year adjustments – Note 24	–	4.0	–	–	–	**4.0**	**4.0**
As restated	908.7	(239.4)	–	1.3	(332.5)	**338.1**	**1,531.7**
Exchange translation	–	–	–	–	(14.9)	**(14.9)**	**–**
Transfer to profit and loss	–	874.0	–	–	264.0	**1,138.0**	**–**
Disposal and divestment of interests in subsidiary and associated companies	–	55.3	–	(1.3)	63.2	**117.2**	**–**
(Accumulated loss)/retained profit for the year							
– Company	–	(589.1)	–	–	–	**(589.1)**	**(589.1)**
– Subsidiary companies	–	(1,206.0)	–	–	–	**(1,206.0)**	**–**
– Associated companies	–	(1.9)	–	–	–	**(1.9)**	**–**
Dividend paid	–	(4.0)	–	–	–	**(4.0)**	**(4.0)**
AT 31 DECEMBER 2001	**908.7**	**(1,111.1)**	**–**	**–**	**(20.2)**	**(222.6)**	**938.6**
Including accumulated reserves of associated companies	**–**	**(80.5)**	**–**	**–**	**4.0**	**(76.5)**	**–**

	Share premium US$m	Revenue reserve US$m	Goodwill reserve US$m	Property revaluation reserve US$m	Exchange reserve US$m	Consolidated Total 2000 US$m	Company Total 2000 US$m
At 1 January 2000,							
as previously reported	849.8	1,600.0	(1,744.1)	26.0	(169.3)	562.4	1,450.7
Reclassification – Note 33	–	(1,744.1)	1,744.1	–	–	–	–
Prior year adjustments – Note 24	–	7.5	–	–	–	7.5	7.5
As restated	849.8	(136.6)	–	26.0	(169.3)	569.9	1,458.2
Exchange translation	–	–	–	–	(180.3)	(180.3)	–
Increased shareholding in							
a subsidiary company	58.9	–	–	–	–	58.9	58.9
Disposal and subsidiary companies	–	24.4	–	(24.4)	17.1	17.1	–
Transfer upon disposal of property	–	0.3	–	(0.3)	–	–	–
Shares issued in lieu of dividends	–	2.3	–	–	–	2.3	2.3
Goodwill arising during the year on							
– acquisitions of and increased investments in associated companies	–	(268.0)	–	–	–	(268.0)	–
– increased investments in a subsidiary company	–	(44.7)	–	–	–	(44.7)	–
Goodwill reinstated on disposal of interests in subsidiary and associated companies	–	142.9	–	–	–	142.9	–
Retained profit/(accumulated loss) for the year							
– Company	–	23.5	–	–	–	23.5	23.5
– Subsidiary companies	–	121.5	–	–	–	121.5	–
– Associated companies	–	(93.8)	–	–	–	(93.8)	–
Dividend paid	–	(11.2)	–	–	–	(11.2)	(11.2)
AT 31 DECEMBER 2000	908.7	(239.4)	–	1.3	(332.5)	338.1	1,531.7
Including accumulated reserves of associated companies	–	(193.5)	–	–	(18.9)	(212.4)	–

The revenue reserve of the Company is distributable.

An analysis of the exchange reserve by principal operating company is set out below.

	2001 US$m	2000 US$m
PLDT	**(38.3)**	(35.5)
Indofood	**(24.2)**	(23.6)
Escotel	**42.3**	37.7
Metro Pacific	**–**	(253.0)
Disposed businesses	**–**	(58.1)
TOTAL	**(20.2)**	(332.5)

An analysis of the goodwill reserve, included within revenue reserves, by principal operating company is set out below.

	2001 US$m	2000 US$m
PLDT	**(467.1)**	(1,021.5)
Indofood	**(355.3)**	(652.7)
Escotel	**(163.4)**	(163.4)
Metro Pacific	**–**	(26.5)
Disposed businesses	**–**	(49.8)
TOTAL	**(985.8)**	(1,913.9)

20. OUTSIDE INTERESTS

	Consolidated	
	2001 US$m	2000 US$m
At 1 January	**935.6**	1,602.2
Exchange translation	**(38.8)**	(270.7)
Disposals of subsidiary companies	**(31.2)**	(404.4)
Shares issued and change in attributable interests	**(19.5)**	(36.4)
Share of (loss)/profit for the year	**(398.0)**	67.1
Attributable dividends	**(31.4)**	(22.2)
Reclassification[(i)]	**(24.5)**	–
AT 31 DECEMBER	**392.2**	935.6

(i) Reclassified from deferred liabilities and provisions.

An analysis of the outside interests by principal operating company is set out below.

	2001 US$m	2000 US$m
Indofood	**204.8**	176.8
Metro Pacific	**187.4**	728.6
Disposed businesses	**–**	30.2
TOTAL	**392.2**	935.6

21. LOAN CAPITAL AND LONG-TERM BORROWINGS

				Consolidated	
	Note	Interest rate	Redemption date	**2001 US$m**	2000 US$m
UNSECURED LOANS					
Loan capital					
– Convertible bonds	(A)	2.0%	2002	**247.8**	267.9
– Convertible note	(B)	2.0%	2006	**50.0**	50.0
– Convertible notes	(C)	9.5%	2002	**29.0**	30.0
– Convertible preferred shares	(D)	10.0%	2002	**14.0**	14.4
– Convertible bonds	(E)	–	–	**–**	72.1
– Convertible long-term commercial paper	(F)	–	–	**–**	38.4
Bank loans				**395.1**	519.5
Other loans	(G)			**106.1**	110.6
Subtotal				**842.0**	1,102.9
SECURED LOANS					
Loan capital					
– Long-term commercial paper	(H)	10.8%	2002	**3.9**	11.0
Bank loans				**77.2**	39.8
Other loans				**63.0**	23.5
Subtotal				**144.1**	74.3
Total loan capital and long-term borrowings				**986.1**	1,177.2
Less current portion included in short-term borrowings (Note 16)				**(594.7)**	(258.7)
TOTAL				**391.4**	918.5

The maturity profile of the Group's loan capital and long-term borrowings is as follows:

	Loan capital		Bank loans		Other loans		Consolidated	
	2001 US$m	2000 US$m	2001 US$m	2000 US$m	2001 US$m	2000 US$m	Total 2001 US$m	Total 2000 US$m
Not exceeding one year	294.7	117.5	293.3	131.5	6.7	9.7	594.7	258.7
More than one year but not exceeding two years	–	316.3	73.7	319.0	12.3	1.8	86.0	637.1
More than two years but not exceeding five years	50.0	–	99.5	99.1	135.6	122.6	285.1	221.7
More than five years	–	50.0	5.8	9.7	14.5	–	20.3	59.7
TOTAL	344.7	483.8	472.3	559.3	169.1	134.1	986.1	1,177.2
Representing amounts repayable								
– wholly within five years	294.7	433.8	455.1	549.6	109.4	134.1	859.2	1,117.5
– not wholly within five years	50.0	50.0	17.2	9.7	59.7	–	126.9	59.7
TOTAL	344.7	483.8	472.3	559.3	169.1	134.1	986.1	1,177.2

Details of loan capital are set out below. Bank and other loans are repayable in various annual installments at a weighted average annual rate of interest of 11.9 per cent (2000: 9.1 per cent).

A) CONVERTIBLE BONDS Issued by First Pacific Capital (1997) Limited totaling US$350.0 million on 27 March 1997, these bonds bear interest at two per cent and are guaranteed by the Company. During the year, US$20.1 million of bonds were redeemed at an average premium of 26.9 per cent and a total of US$102.2 million of the bonds had been redeemed by 31 December 2001. The bonds are convertible into shares of the Company at HK$12.25 per share, at a fixed exchange rate of HK$7.7477: US$1, up to 13 March 2002. In the event of nonconversion, these bonds will be redeemed at 134.1 per cent of the par value. At 31 December 2001, a premium provision of US$80.2 million had been established for the purpose of redemption and is included in the current portion of deferred liabilities and provisions. Certain bonds have been repurchased subsequent to the year-end (Note 32(C)).

B) CONVERTIBLE NOTE Issued by the Company on 17 September 1999, this note bears interest at a rate of two per cent, payable semi-annually in arrears, and is repayable at par on 12 September 2006. The note can be converted into shares of the Company at HK$8.40 per share, at a fixed exchange rate of HK$7.765:US$1, at any time by the holder. The issuer has the option to convert the note at any time after 17 September 2002.

C) CONVERTIBLE NOTES Issued by Metro Pacific totaling Pesos 1.5 billion (US$29.0 million) during September and October 1999, the notes are convertible into shares of Metro Pacific between September 1999 and October 2002 at a conversion price of Pesos 2.25 per share. In the event of nonconversion, these notes will be redeemed, with a premium of 8.7 per cent of the par value, in October 2002. At 31 December 2001, a premium provision of US$1.8 million had been established for the purpose of redemption and is included in the current portion of deferred liabilities and provisions.

D) CONVERTIBLE PREFERRED SHARES Issued by Metro Pacific on 23 July 1999, these preferred shares are Peso denominated, carry a dividend rate of 10 per cent and can be converted, within three years from the date of issue, into shares of Metro Pacific at a conversion price of Pesos 2.25 per share. In the event of nonconversion, these preferred shares will be redeemed after three years with a premium that will equate to a cumulative yield over the full term of 15 per cent. At 31 December 2001, a premium provision of US$2.0 million had been established for the purpose of redemption and is included in the current portion of deferred liabilities and provisions.

E) CONVERTIBLE BONDS Guaranteed by Metro Pacific, the remaining bonds of US$72.1 million were redeemed in April 2001.

F) CONVERTIBLE LONG-TERM COMMERCIAL PAPER The outstanding amount, together with accrued interest, was restructured into a secured Pesos 2.1 billion (US$39.8 million) seven-year term loan in May 2001. This amount is included within secured other loans.

G) UNSECURED OTHER LOANS Principally includes the Rupiah 1.0 trillion (US$96.2 million) non-convertible bonds issued by Indofood in July 2000. These bonds are subject to interest of 16 per cent and have a maturing term of five years up to 12 July 2005.

H) LONG-TERM COMMERCIAL PAPER Issued by Metro Pacific totaling Pesos 200 million (US$3.9 million), these papers are secured over shares of a subsidiary company of Metro Pacific.

Included within loan capital and long-term borrowings at 31 December 2001 are amounts due by the Metro Pacific group with the following maturity profile:

	2001 US$m
Not exceeding one year (Note 16)	**66.3**
More than one year but not exceeding two years	**36.7**
More than two years but not exceeding five years	**66.0**
More than five years	**18.5**
TOTAL	**187.5**

On 1 March 2002, Metro Pacific announced its intention to implement a debt reduction plan as summarized in Note 32(B). If successfully implemented, this plan will reduce the overall indebtedness of the Metro Pacific group and/or extend the maturity profile of certain debts to match anticipated future revenue streams. Consequently, Metro Pacific's debt maturity profile may ultimately differ from that set out above.

22. DEFERRED LIABILITIES AND PROVISIONS

	Deferred income US$m	Long-term payables US$m	Redemption premium on convertible instruments US$m	Reorganization and rationalization US$m	Pension and others US$m	**Consolidated Total 2001 US$m**
At 1 January	41.4	24.9	87.8	47.6	80.8	**282.5**
Exchange translation	(0.3)	(1.1)	(0.6)	–	(3.2)	**(5.2)**
Additions	–	26.5	20.4	8.6	53.4	**108.9**
Payment and utilization	(3.5)	(3.3)	(23.6)	(31.4)	(9.3)	**(71.1)**
Disposal of subsidiary companies	(2.5)	–	–	–	(5.1)	**(7.6)**
Reclassification[(i)]	–	–	–	–	(39.3)	**(39.3)**
Subtotal	35.1	47.0	84.0	24.8	77.3	**268.2**
Less current portion included in accounts payable and accruals	(1.3)	(17.8)	(84.0)	–	(35.1)	**(138.2)**
AT 31 DECEMBER	**33.8**	**29.2**	**–**	**24.8**	**42.2**	**130.0**

(i) Reclassified to property and equipment, associated companies and outside interests.

23. DEFERRED TAXATION

	Consolidated	
	2001 US$m	2000 US$m
At 1 January	**29.8**	34.6
Exchange translation	**(2.0)**	(8.8)
Disposal of subsidiary companies	**(5.0)**	(5.8)
Additions	**14.0**	10.3
Transfer from/(to) provision for taxation (Note 17)	**0.2**	(0.5)
Payment and utilization	**(1.0)**	–
AT 31 DECEMBER	**36.0**	29.8

Provision is made for taxation expected to be payable in respect of planned distributions of retained profits of overseas subsidiary and associated companies. Except for the matters described below, deferred taxation has been fully provided for.

Taxation losses available at 31 December 2001, to reduce future income tax arising in the entities to which they relate, amount to US$153.7 million (2000: US$168.2 million) in respect of non-Hong Kong tax losses, and US$47.9 million (2000: US$88.7 million) in respect of Hong Kong tax losses. No deferred tax assets have been recognized in respect of these losses.

24. PRIOR YEAR ADJUSTMENTS

In 2001, the Group changed its accounting policies in respect of the definition of subsidiaries and accounting for dividends proposed after the year-end. These changes were required as a result of the introduction of SSAP 32 and SSAP 9 (Revised), respectively, which became effective from 1 January 2001. In addition, the Group has opted to adopt early SSAP 15 (Revised) regarding the presentation of the cash flow statement. Details of the requirements of these new accounting standards are summarized in Note (A) of the principal accounting policies on pages 47 and 48.

In order to reflect the requirements of new accounting standards, these changes have been applied retrospectively and their impact on figures reported for prior years is summarized as follows.

	As previously reported For the year ended 31 December 2000 US$m	Restatement		As restated For the year ended 31 December 2000 US$m
		SSAP 32 US$m	SSAP 15 (Revised) US$m	
PROFIT AND LOSS STATEMENT				
Turnover	808.9	1,490.3	–	2,299.2
Operating profit	209.0	185.0	–	394.0
Profit after taxation	56.7	61.6	–	118.3
Profit attributable to ordinary shareholders	51.2	–	–	51.2
CASH FLOW STATEMENT				
Net cash (outflow)/inflow from				
– operating activities	(12.1)	249.3	(182.1)	55.1
– investing activities	274.5	(63.4)	48.0	259.1
– financing activities	(199.2)	(131.3)	(22.2)	(352.7)

	As previously reported As at 31 December 2000 US$m	Restatement		As restated As at 31 December 2000 US$m
		SSAP 32 US$m	SSAP 9 (Revised) US$m	
BALANCE SHEET				
Total assets	2,322.4	1,133.4	–	3,455.8
Total liabilities	1,198.1	956.6	(4.0)	2,150.7
Shareholders' equity	365.5	–	4.0	369.5
Outside interests	758.8	176.8	–	935.6

25. CONSOLIDATED CASH FLOW STATEMENT

A) RECONCILIATION OF OPERATING (LOSS)/PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	2001 US$m	2000 US$m
Operating (loss)/profit	**(2,041.8)**	394.0
Loss/(gain) on disposal and dilution of shareholdings and provision for investments	**2,238.3**	(142.3)
Exchange losses	**15.2**	102.8
Depreciation	**60.5**	88.0
Dividend income	**(0.1)**	(0.1)
Payments in respect of deferred liabilities and provisions	**(28.4)**	(53.6)
Loss/(gain) on sale of property and equipment	**2.1**	(1.3)
Increase in long-term receivables	**(45.8)**	(12.2)
Increase in accounts receivable and prepayments	**(1.4)**	(46.0)
Increase in inventories	**(13.3)**	(80.5)
Increase in accounts payable and accruals	**62.9**	32.5
Decrease in pledged deposits	**14.1**	25.2
Others	**(5.4)**	(35.2)
Less operating profit attributable to Banking operations	**-**	(34.1)
Cash generated from operations	**256.9**	237.2
Interest paid	**(139.3)**	(130.4)
Hong Kong profits tax paid (Note 17)	**(0.1)**	(0.2)
Overseas taxation paid (Note 17)	**(30.9)**	(51.5)
NET CASH INFLOW FROM OPERATING ACTIVITIES	**86.6**	55.1

Changes in working capital are stated after excluding movements due to acquisitions and disposals of subsidiary companies.

B) ANALYSIS OF CHANGES IN FINANCING

	Share capital and share premium US$m	Outside interests US$m	Bank and other borrowings US$m	**Total financing US$m**
At 1 January 2001	940.1	935.6	1,435.7	**3,311.4**
Exchange translation	–	(38.8)	(15.7)	**(54.5)**
Net cash outflow	–	(8.6)	(208.9)	**(217.5)**
Balances in disposed subsidiary companies	–	(31.2)	(68.5)	**(99.7)**
Attributable loss	–	(398.0)	–	**(398.0)**
Other movements	–	(66.8)	(1.0)	**(67.8)**
AT 31 DECEMBER 2001	**940.1**	**392.2**	**1,141.6**	**2,473.9**

	Share capital and share premium US$m	Outside interests US$m	Bank and other borrowings US$m	Total financing US$m
At 1 January 2000	878.9	1,602.2	2,315.7	4,796.8
Attributable to Banking operations	–	(219.8)	–	(219.8)
Sources of financing activities	878.9	1,382.4	2,315.7	4,577.0
Exchange translation	–	(270.7)	(166.2)	(436.9)
Net cash outflow	–	(13.1)	(330.7)	(343.8)
Increased shareholding in a subsidiary company	61.1	–	–	61.1
Balances in disposed subsidiary companies	–	(173.7)	(422.6)	(596.3)
Attributable profit	–	49.8	–	49.8
Other movements	0.1	(39.1)	39.5	0.5
AT 31 DECEMBER 2000	940.1	935.6	1,435.7	3,311.4

C) ANALYSIS OF BANK AND OTHER BORROWINGS

	2001 US$m	2000 US$m
Loan capital and long-term borrowings	**391.4**	918.5
Short-term borrowings	**750.2**	526.1
Amounts reclassified as cash and cash equivalents		
– Overdrafts	**–**	(1.0)
– Other short-term borrowings with an original maturity of less than 90 days	**–**	(7.9)
TOTAL	**1,141.6**	1,435.7

D) PLEDGED DEPOSITS The Group has pledged bank deposits of US$4.4 million (2000: US$8.0 million) as security for a banking facility.

In addition, Indofood has pledged bank deposits totaling Rupiah 380.6 billion (US$36.6 million) (2000: Rupiah 489.1 billion or US$50.7 million) as security in connection with loans advanced to PT Salim Ivomas Pratama ("SIMP"). During 2001, the Indonesian Bank Restructuring Agency sold SIMP to Kumpulan Guthrie Berhad ("Guthrie") and Guthrie has agreed to replace Indofood's bank deposits with an alternative security. During 2001, Indofood deposits totaling Rupiah 108.5 billion were released and Guthrie has committed to the release of the remaining deposits, in stages, during 2002.

26. DISPOSALS AND DIVESTMENTS

A) DISPOSAL OF SUBSIDIARY COMPANIES

	Berli Jucker US$m	Darya-Varia US$m	**Total 2001 US$m**	Total First Pacific Bank, Smart and others 2000 US$m
NET ASSETS				
Property and equipment	142.4	9.1	**151.5**	862.4
Associated companies	2.6	–	**2.6**	(69.6)
Long-term receivables	–	–	**–**	5.3
Long-term investments	3.4	–	**3.4**	17.7
Assets, other than property and equipment, attributable to Banking operations	–	–	**–**	2,854.2
Cash and bank balances	28.6	2.0	**30.6**	66.2
Accounts receivable and prepayments	75.6	8.4	**84.0**	165.1
Inventories	38.1	8.9	**47.0**	37.2
Accounts payable and accruals	(43.5)	(14.2)	**(57.7)**	(66.1)
Amount due to Group companies	–	–	**–**	(87.6)
Short-term borrowings	(16.0)	(2.1)	**(18.1)**	(214.9)
Provision for taxation	(2.7)	(0.6)	**(3.3)**	(1.7)
Outside interests	(30.1)	(1.1)	**(31.2)**	(404.4)
Loan capital and long-term borrowings	(50.4)	–	**(50.4)**	(207.7)
Deferred liabilities and provisions	(7.6)	–	**(7.6)**	(86.4)
Deferred taxation	(7.4)	2.4	**(5.0)**	(5.8)
Liabilities attributable to Banking operations	–	–	**–**	(2,579.9)
TOTAL NET ASSETS DISPOSED OF	133.0	12.8	**145.8**	284.0
Goodwill reinstated from reserves	30.8	8.1	**38.9**	130.4
Exchange reserve reinstated	27.8	20.4	**48.2**	17.1
(Loss)/gain on disposal	(66.6)	(6.3)	**(72.9)**	127.0
CONSIDERATION				
Cash and cash equivalents	125.0	35.0	**160.0**	277.4
Additional interest in associated companies	–	–	**–**	281.1
TOTAL CONSIDERATION	125.0	35.0	**160.0**	558.5
NET INFLOW OF CASH AND CASH EQUIVALENTS PER CONSOLIDATED CASH FLOW STATEMENT	**96.4**	**33.0**	**129.4**	211.2

B) DISPOSALS OF ASSOCIATED COMPANIES This includes US$41.6 million of cash generated on the sale of the Group's entire interest in Savills plc, and US$6.6 million from other disposals.

27. COMMITMENTS AND CONTINGENT LIABILITIES

A) CAPITAL EXPENDITURE

	Consolidated	
	2001 US$m	2000 US$m
Commitments in respect of subsidiary companies:		
Authorized but not contracted for	**20.6**	13.5
Contracted but not provided for	**26.9**	35.4
TOTAL	**47.5**	48.9

The commitments of the subsidiary companies mainly relate to Indofood and Metro Pacific in respect of the purchase of machinery and equipment and property development obligations, respectively.

	Consolidated	
	2001 US$m	2000 US$m
Group's share of commitments in respect of associated companies:		
Authorized but not contracted for	**63.1**	94.6
Contracted but not provided for	**66.8**	90.4
TOTAL	**129.9**	185.0

The commitments of the associated companies principally represent PLDT's commitments to acquire telecommunications equipment.

At 31 December 2001, there were no Company commitments in respect of capital expenditure (2000: Nil).

B) LEASING COMMITMENTS The total future minimum lease payments payable under non-cancelable operating leases are as follows.

	Consolidated	
	2001 US$m	2000 US$m
LAND AND BUILDINGS		
– Within one year	**1.8**	2.4
– Between two and five years inclusive	**6.1**	5.6
– Over five years	**–**	0.2
Total land and buildings	**7.9**	8.2
PLANT AND OTHER		
– Within one year	**0.3**	–
– Between two and five years inclusive	**0.3**	–
Total plant and other	**0.6**	–
TOTAL	**8.5**	8.2

At 31 December 2001, the Company did not have any leasing commitments (2000: Nil).

C) CONTINGENT LIABILITIES

	Consolidated		Company	
	2001 US$m	2000 US$m	**2001 US$m**	2000 US$m
Guarantees for credit facilities given to				
– non-wholly owned subsidiary companies	**–**	–	**–**	1.0
– associated companies	**100.1**	100.4	**100.1**	100.4
– others	**2.6**	19.3	**–**	–
TOTAL	**102.7**	119.7	**100.1**	101.4

Guarantees in respect of associated companies relate to credit facilities extended to Escotel, which are guaranteed by Escotel's shareholders on a pro-rata basis. Guarantees of US$100.1 million at 31 December 2001 represent the Group's 49 per cent share of Escotel's bank borrowings.

At 31 December 2001, there were no contingent liabilities in respect of the Group's associated companies.

28. EMPLOYEE INFORMATION

A) REMUNERATION

	Consolidated	
	2001 US$m	2000 US$m
Basic salaries	**118.3**	155.5
Bonuses	**18.7**	30.8
Benefits in kind	**18.2**	26.8
Pension contributions	**4.2**	18.2
TOTAL	**159.4**	231.3
AVERAGE NUMBER OF EMPLOYEES	**52,252**	52,187

The above includes remuneration paid to Directors. Detailed disclosures in respect of Directors' remuneration are set out in Note 29.

B) RETIREMENT BENEFITS The Group operates both defined contribution and defined benefit schemes covering approximately 21,072 (2000: 30,132) employees.

i) DEFINED CONTRIBUTION SCHEMES The Group operates nine (2000: eight) defined contribution schemes covering approximately 18,806 (2000: 24,204) employees. The assets of all the schemes are held separately from the Group and are administered by independent trustees. Contributions to the schemes either by the Group or by the employees are determined by reference to employees' salaries and length of service and range from zero per cent to 10 per cent (2000: zero to 12 per cent). Under the terms of the schemes, the Group cannot be required to make additional payments over and above these levels of contributions. In four (2000: three) of the schemes, forfeited contributions may be used to reduce the existing levels of employer contributions and, in 2001, US$0.1 million (2000: Nil) was used for this purpose. At 31 December 2001, forfeited contributions had been fully utilized.

ii) DEFINED BENEFIT SCHEMES The Group operates four (2000: four) defined benefit schemes covering approximately 2,266 (2000: 5,928) employees. The assets of all the schemes are held separately from the Group and are administered by independent trustees. Benefits are determined by reference to employees' final salaries and length of service, and all of the schemes have undergone an independent valuation by qualified actuaries within three years of the balance sheet date. These actuarial valuations were based on the projected unit credit method.

At 31 December 2001, the assets of these schemes had a market value of US$5.3 million which was sufficient to cover 64 per cent of their projected accrued liabilities. The deficit will be eliminated by increasing the employers' and employees' contributions.

C) LOANS TO OFFICERS Particulars of loans made by the Group to Officers and disclosed pursuant to Section 161B of the Hong Kong Companies Ordinance are as follows. All of the outstanding loans are to officers of subsidiary companies.

	Balance outstanding		Maximum balance during the year
	31 December US$m	1 January US$m	US$m
Aggregate amount outstanding – 2001	–	0.8	0.8
– 2000	0.8	16.2	16.2

29. DIRECTORS AND SENIOR EXECUTIVES

Executive Directors' and senior executives' remuneration disclosed in Notes A and B exclude the benefits arising from the exercise of share options.

A) DIRECTORS' REMUNERATION

Executive Directors	**2001 US$m**	2000 US$m
Non-performance based		
– Salary and benefits	**3.1**	4.0
– Pension contributions	**0.2**	0.3
– Compensation for contract severance	**–**	1.8
Performance based		
– Bonus and long-term monetary incentive awards	**7.3**	5.9
TOTAL(i)	**10.6**	12.0

(i) Not included above or below is an amount of approximately US$0.9 million (2000: US$1.0 million) which is reimburseable by an associated company in respect of the services of the Executive Chairman.

The table below shows the number of Directors whose remuneration was within the bands stated.

Remuneration bands	**2001 Number**	2000 Number
US$NIL – US$125,000	**6**	6
US$125,001 – US$189,000	**1**	–
US$381,001 – US$445,000	**–**	1
US$573,001 – US$637,000	**1**	–
US$637,001 – US$701,000	**1**	1
US$1,085,001 – US$1,149,000	**–**	1
US$1,213,001 – US$1,277,000	**–**	1
US$1,341,001 – US$1,405,000	**1**	–
US$1,405,001 – US$1,469,000	**–**	1
US$1,725,001 – US$1,789,000	**–**	1
US$1,789,001 – US$1,853,000	**1**	–
US$2,109,001 – US$2,173,000	**–**	1
US$2,749,001 – US$2,813,000	**1**	–
US$3,069,001 – US$3,133,000	**–**	1
US$3,133,001 – US$3,197,000	**1**	–

The Company's independent Non-executive Directors received a total of US$92,000 (2000: US$30,000) in fees for meetings attended in 2001, and emoluments of US$76,923 (2000: US$76,923) for consultancy services provided to the Company in 2001.

B) SENIOR EXECUTIVES' REMUNERATION As similar remuneration schemes operate for the senior executives of the Group, their remuneration may exceed that of the Company's Directors. Two (2000: Nil) senior executives were among the Group's five highest earning employees.

	2001 US$m	2000 US$m
Non-performance based		
– Salary and benefits	**0.3**	–
– Compensation for contract severance[i]	**4.9**	–
Performance based		
– Bonus and long-term monetary incentive awards	**0.2**	–
TOTAL	**5.4**	–

(i) Represents the amount paid to two senior executives upon the disposal of a subsidiary company.

The table below shows the remuneration of the two (2000: Nil) senior executives who were among the Group's five highest earning employees in 2001.

Remuneration bands	**2001 Number**	2000 Number
US$1,981,001 – US$2,045,000	**1**	–
US$3,389,001 – US$3,453,000	**1**	–

C) SHARE OPTIONS The tables below give particulars of the options of the Company and its subsidiary companies granted to the Executive Directors and senior executives.

	Options held at 1 January 2001	Options canceled during the year	Options held at 31 December 2001	Option exercise price (HK$)	Market price at date of grant (HK$)	Grant date	Exercisable from	Exercisable until
COMPANY								
EXECUTIVE DIRECTORS								
Manuel V. Pangilinan	12,498,000	–	12,498,000	9.47	9.60	19 December 1996	December 1996	December 2006
Michael J.A. Healy	964,000	–	964,000	9.47	9.60	19 December 1996	December 1996	December 2006
	2,004,000	–	2,004,000	5.38	6.80	25 June 1999	June 2000	June 2009
Ronald A. Brown	1,360,000	–	1,360,000	9.47	9.60	19 December 1996	December 1996	December 2006
	2,504,000	–	2,504,000	5.38	6.80	25 June 1999	June 2000	June 2009
Edward A. Tortorici	920,000	–	920,000	9.22	9.15	16 July 1997	July 1997	July 2007
	5,556,000	–	5,556,000	6.72	6.80	25 June 1999	January 2000	June 2009
SENIOR EXECUTIVES	4,198,000	(900,000)	3,298,000	9.47	9.60	19 December 1996	December 1996 to December 1997	December 2006
	532,000	(532,000)	–	9.66	10.00	14 January 1997	–	–
	7,496,000	(3,038,000)	4,458,000	5.38	2.40–6.80	25 June 1999 to 14 August 2000	June 2000 to August 2001	June 2009

	Options held at 1 January 2001	Options canceled during the year	Options held at 31 December 2001	Option exercise price (Pesos)	Market price at date of grant (Pesos)	Grant date	Exercisable from	Exercisable until
METRO PACIFIC								
SENIOR EXECUTIVES	28,069,204	(11,212,281)	16,856,923	1.69	1.76	2 November 1993	November 1994	November 2003
	9,589,300	(9,589,300)	–	2.26	1.76	2 November 1993	–	–
	10,015,857	(207,386)	9,808,471	1.91	2.37	30 June 1995	June 1996	June 2005
	776,684	(102,448)	674,236	4.38	5.19	15 April 1996	April 1997	April 2006
	11,299,704	(1,280,954)	10,018,750	3.46	3.57	1 August 1997	August 1997	August 2007

No share options have been granted or exercised during the year.

30. MAJOR CUSTOMERS AND SUPPLIERS

Due to the considerable diversification of the Group's businesses, no customers or suppliers represent more than 30.0 per cent of the Group's turnover or purchases.

31. RELATED PARTY TRANSACTIONS

Significant related party transactions entered into by the Group during the year ended 31 December 2001, which also constitute connected transactions under the Listing Rules, are disclosed in Note (A). Other related party transactions, which do not constitute connected transactions under the Listing Rules, are disclosed in Note (B).

A) On 26 March 2001, the Company announced that it had agreed to extend funding of US$90.0 million via its wholly-owned subsidiary, Larouge, to Metro Pacific on a fully secured basis, subject to shareholder approval. The funding was extended to enable Metro Pacific to meet its convertible bonds redemption obligations, due in April 2001.

On 11 April 2001, the Company's independent shareholders (i.e., those other than Manuel V. Pangilinan, Ricardo S. Pascua and Edward A. Tortorici who are Directors and shareholders of the Company as well as shareholders and/or Directors of Metro Pacific) approved the transaction at a special general meeting and Metro Pacific drew down the full amount of the facility on the same date. This facility bears interest at a rate of 15.0 per cent per annum and had a maturity date of 31 October 2001, extendable to 31 December 2001 at the option of the Company.

On 29 October 2001, due to Metro Pacific's anticipated difficulties with repayment, the Company's Independent Directors approved the extension of the maturity date to 31 December 2001. At year-end, Metro Pacific was unable to repay the loan and the Company is reviewing its various alternatives in light of Metro Pacific's inability to repay several of its other creditors, as well. The status in respect of this funding after 31 December 2001 is set out in Note 32(A).

B) In the ordinary course of business, Indofood has engaged in trade and financial transactions with certain of its associated and affiliated companies, the majority of which are related to the Salim family either through direct and/or common share ownership. Mr. Anthoni Salim is a Director and substantial shareholder of the Company and is a Commissioner of Indofood.

Indofood believes that these balances/transactions are conducted under normal terms/prices and conditions similar to those with non-related parties. The more significant of such balances/transactions with these related parties are summarized below.

As at 31 December Nature of transactions	**2001** **US$m**	2000 US$m
BALANCE SHEET ITEMS		
Accounts receivable – trade		
– from associated companies	**5.4**	3.8
– from affiliated companies	**2.6**	2.8
Accounts receivable – non-trade		
– from affiliated companies	**10.1**	35.0
Long-term receivables		
– from associated companies	**1.0**	–
– from affiliated companies	**27.5**	1.5
Accounts payable – trade		
– to associated companies	**1.1**	1.3
– to affiliated companies	**14.2**	21.6

For the year ended 31 December Nature of transactions	**2001** **US$m**	2000 US$m
PROFIT AND LOSS ITEMS		
Sales of finished goods		
– to associated companies	**46.8**	37.7
– to affiliated companies	**7.0**	18.2
Purchase of raw materials		
– from associated companies	**12.4**	9.6
– from affiliated companies	**137.6**	84.1

Approximately four per cent (2000: four per cent) of Indofood's sales and 14 per cent (2000: nine per cent) of its purchases were made to/from these related companies.

32. SUBSEQUENT EVENTS

A) On 9 January 2002, the Company announced that its wholly-owned subsidiary, Larouge, had been advised by Metro Pacific that Metro Pacific was unable to repay the US$90.0 million loan (together with US$8.2 million of accrued interest), which had been extended by Larouge to Metro Pacific in April 2001. The loan was due and payable on 31 December 2001, and was secured by a pledge over 50.4 per cent of Bonifacio Land Corporation ("BLC") shares, which Metro Pacific owns.

In light of this non-payment, Larouge will co-manage with Metro Pacific the on-going sale of the latter's 69.6 per cent controlling stake in BLC, which was announced in November 2001. When agreement is reached for such a sale, Larouge intends to offer the 50.4 per cent interest in BLC, which it holds as a secured creditor, as part of the sale transaction.

B) On 1 March 2002, Metro Pacific announced its intention to implement a debt reduction plan which may include the sale of assets, discussions with creditors for extended interest and principal repayment grace periods, the conversion of short-term loans into longer facilities and the conversion of certain debts into equity of Metro Pacific's subsidiaries. If successfully implemented, this plan will reduce the overall indebtedness of the Metro Pacific group and/or extend the maturity profile of certain debts to match anticipated future revenue streams. Consequently, Metro Pacific's debt maturity profile may ultimately differ from the position set out in Notes 16 and 21.

C) The Group repurchased and canceled US$117.3 million of convertible bonds from the market at a total cost of US$157.5 million in January 2002 through a combination of cash on hand and the drawdown of US$190.0 million from a US$200.0 million facility provided by ING Bank NV.

After the conclusion of the open market purchase exercise, there remain outstanding convertible bonds in the principal amount of US$130.5 million. These convertible bonds will be redeemed at their full redemption value payable at maturity on 27 March 2002, plus accrued interest, at a total cost of approximately US$176.3 million. On 31 January 2002, First Pacific deposited sufficient funds with the appointed trustee of the convertible bonds, for the purpose of redeeming in full all of the outstanding bonds upon maturity.

33. COMPARATIVE FIGURES

Amounts have been reclassified and comparatives have been restated, as appropriate, in accounting for the consolidation of Indofood and dividends proposed after the year-end, and the presentation of the cash flow statement (Note 24). In addition, as required by SSAP 30, the goodwill reserve is no longer presented as a separate item on the balance sheet but is included within the revenue reserve. Such reclassifications and restatements have the effect of increasing shareholders' equity as at 31 December 2000 from US$365.5 million to US$369.5 million but have no effect on the previously reported profit attributable to ordinary shareholders.

HK GAAP AND IAS RECONCILIATION

HK GAAP AND IAS

The Financial Statements of the Company are prepared in accordance with Hong Kong Generally Accepted Accounting Principles (HK GAAP). For the benefit of international investors, there follows a reconciliation between HK GAAP and International Accounting Standards (IAS) which sets out the principal differences between HK GAAP and IAS that would materially impact the consolidated (loss)/profit attributable to ordinary shareholders and shareholders' equity.

Goodwill, which is the difference between the consideration paid and the fair value of the identifiable net assets acquired, could be written-off against reserves under HK GAAP prior to 2001. This was the accounting treatment adopted by the Group. IAS requires such purchased goodwill to be capitalized as an asset on the balance sheet and amortized through the profit and loss statement over the estimated useful life of the goodwill, which should not exceed 20 years. From 1 January 2001, the introduction of SSAP 30 eliminated the option of writing off goodwill against reserves under HK GAAP, which has brought HK GAAP in line with IAS. However, for goodwill that was written off against reserves prior to 2001, the Group has elected not to reinstate the goodwill as an asset, as permitted by SSAP 30.

HK GAAP requires that deferred tax liabilities and assets be recorded on the basis of the probability that timing differences will reverse in the foreseeable future (partial recognition). However, under HK GAAP, deferred tax assets are recognized only in very restrictive circumstances. IAS requires that liabilities and assets in respect of deferred taxation be accounted for in full (full recognition), except where it is "more likely than not" that an asset will not be realized. Therefore, under IAS, deferred tax assets should be recognized if it is probable a tax benefit will be realized.

The following is a summary of the estimated material adjustments between HK GAAP and IAS.

(LOSS)/PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

	2001 US$m	2000 US$m
(LOSS)/PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS AS REPORTED UNDER HK GAAP	**(1,797.0)**	51.2
Estimated material IAS adjustments		
– Reversal of impairment provisions for goodwill	**122.7**	–
– Reversal of goodwill reinstated on disposals and dilutions	**30.4**	82.2
– Purchased goodwill amortization[i]	**(50.1)**	(91.2)
– Net deferred tax liabilities recognized	**(2.3)**	–
ESTIMATED (LOSS)/PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS UNDER IAS	**(1,696.3)**	42.2
	U.S. cents	U.S. cents
ESTIMATED BASIC AND DILUTED (LOSS)/EARNINGS PER SHARE UNDER IAS	**(54.0)**	1.4

SHAREHOLDERS' EQUITY

	2001 US$m	2000 US$m
SHAREHOLDERS' (DEFICIT)/EQUITY AS REPORTED UNDER HK GAAP	**(191.2)**	369.5
Estimated material IAS adjustments		
– Capitalization of purchased goodwill	**960.0**	1,785.0
– Net deferred tax liabilities recognized	**(21.2)**	(18.1)
ESTIMATED SHAREHOLDERS' EQUITY UNDER IAS	**747.6**	2,136.4
	U.S. cents	U.S. cents
ESTIMATED SHAREHOLDERS' EQUITY PER SHARE UNDER IAS	**23.8**	68.0

(i) Assumes goodwill is amortized over 20 years.

GLOSSARY OF TERMS

FINANCIAL TERMS

DEFINED BENEFIT SCHEME A retirement scheme in which the rules specify the benefits to be paid and the scheme is financed accordingly. Generally, benefits are determined by a formula that takes account of the years of service and final salary of each member.

DEFINED CONTRIBUTION SCHEME A retirement scheme under which the benefits are directly determined by the value of contributions paid in respect of each member.

EBITDA Earnings before interest, tax, depreciation and amortization.

GAAP Generally accepted accounting principles.

IAS International accounting standards.

IMPAIRMENT PROVISION Provision made to reduce the carrying amount of an asset to its recoverable amount.

NET ASSETS Total assets less total liabilities, equivalent to the sum of shareholders' equity and outside interests.

NET CURRENT ASSETS Current assets less current liabilities.

NET INDEBTEDNESS Total of short-term and long-term borrowings, including loan capital, net of cash and bank balances and pledged deposits.

RECURRING PROFIT Profit attributable to ordinary shareholders excluding loss/gain on disposal and dilution of shareholdings and provision for investments and exchange differences.

FINANCIAL RATIOS

CURRENT RATIO Current assets/current liabilities.

DIVIDEND PAYOUT RATIO Ordinary share dividends paid/recurring profit.

EARNINGS PER SHARE (BASIC) Profit attributable to ordinary shareholders/weighted average number of shares outstanding during the year.

GEARING RATIO Net indebtedness/net assets.

INTEREST COVER Profit before taxation (excluding loss/gain on disposal and dilution of shareholdings and provision for investments and exchange differences) and net financing charges/net financing charges.

ORDINARY SHAREHOLDERS' EQUITY PER SHARE Ordinary shareholders' equity/year-end outstanding number of ordinary shares.

RETURN ON AVERAGE NET ASSETS Profit after taxation (excluding loss/gain on disposal and dilution of shareholdings and provision for investments and exchange differences)/average net assets.

RETURN ON AVERAGE ORDINARY SHAREHOLDERS' AVERAGE EQUITY Recurring profit/average ordinary shareholders' equity before goodwill reserve.

TELECOMMUNICATIONS TERMS

ARPU Average Revenue Per User. A measure of earnings per subscriber.

BROADBAND A high-capacity communications circuit that has a greater bandwidth than a voice line, thereby allowing voice, video and data signals to travel at a faster speed.

CELLULAR Wireless network configured in cells, which supports a high number of users by reusing the same frequency in each cell.

CELLULAR/FIXED PENETRATION The number of cellular/fixed telephones per hundred inhabitants.

GSM Global System for Mobile Communications. A digital cellular network technology, widely used in Europe and Asia, that operates in the 900 MHz and 1800 MHz range.

LOCAL EXCHANGE A facility that provides for the transmission and switching of telecommunications services within a geographic area.

SMS Short Messaging System which enables text messages to be sent and received between GSM phones.

VSAT Very Small Aperture Terminal.

INFORMATION FOR INVESTORS

FINANCIAL DIARY	Preliminary announcement of 2001 results	4 March 2002
	Annual report posted to shareholders	8 April 2002
	Annual General Meeting	3 June 2002
	Preliminary announcement of 2002 interim results	2 September 2002*
	Interim report posted to shareholders	7 September 2002*
	Financial year-end	31 December 2002
	Preliminary announcement of 2002 results	3 March 2003*

*Subject to confirmation

HEAD OFFICE

24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone: (852) 2842 4388
Fax: (852) 2845 9243
Email: info@firstpac.com.hk

REGISTERED OFFICE

Cedar House, 41 Cedar Avenue
Hamilton HM12, Bermuda
Telephone: (1 441) 295 2244
Fax: (1 441) 292 8666

TO CONSOLIDATE SHAREHOLDINGS

Write to our principal share registrar and transfer office in Bermuda at:
Butterfield Corporate Services Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, Bermuda
Or the Hong Kong branch at:
Central Registration Hong Kong Limited
Rooms 1901–5, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR

STOCK CODES

The Stock Exchange of Hong Kong: 142
Bloomberg: 142 HK
Reuters: 0142.HK
ADR Code: FPAFY
CUSIP reference number: 335889200

TO RECEIVE ADDITIONAL INFORMATION, CONTACT

Rebecca G. Brown
Executive Vice President
Group Corporate Communications
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone: (852) 2842 4374
Fax: (852) 2845 9243
Email: info@firstpac.com.hk

TO RECEIVE A CHINESE VERSION OF THIS REPORT, CONTACT	Group Corporate Communications First Pacific Company Limited 24th Floor, Two Exchange Square 8 Connaught Place Central, Hong Kong SAR Telephone: (852) 2842 4424 Fax: (852) 2845 9243 Email: info@firstpac.com.hk
WEB SITE	www.firstpacco.com
SHARE LISTINGS	First Pacific's shares are listed on The Stock Exchange of Hong Kong and are traded over-the-counter in the U.S. in the form of American Depositary Receipts issued by The Bank of New York.
AUDITORS	PricewaterhouseCoopers 22nd Floor, Prince's Building Central, Hong Kong SAR
SOLICITORS	Richards Butler 20th Floor, Alexandra House Central, Hong Kong SAR
PRINCIPAL BANKERS	ING Bank NV ABN AMRO Bank NV Credit Suisse First Boston JPMorgan Standard Chartered Bank

TEN-YEAR STATISTICAL SUMMARY

	2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
RESULTS (US$millions)										
Turnover	**1,851.7**	2,299.2	1,671.9	2,894.4	8,308.4	7,025.7	5,249.7	3,804.6	3,217.8	2,913.7
(Loss)/profit for the year	**(1,797.0)**	51.2	138.2	360.5	212.0	204.7	260.5	135.3	101.2	63.1
(Loss)/profit attributable to ordinary shareholders	**(1,797.0)**	51.2	138.2	360.5	212.0	204.2	257.0	130.3	94.5	55.5
Recurring profit	**44.6**	51.0	41.4	40.5	166.2	201.7	152.5	109.5	79.4	56.6
Ordinary share dividends paid	**4.0**	11.2	13.7	32.0	64.1	57.3	39.9	29.7	21.2	16.1
PER ORDINARY SHARE DATA (U.S. cents)										
(Loss)/earnings										
– Basic	**(57.23)**	1.75	5.34	15.21	8.98	8.73	12.50	7.06	5.88	3.74
– Diluted	**(57.23)**	1.75	5.32	15.12	8.89	8.59	11.78	6.37	4.54	2.92
– Basic recurring	**1.42**	1.74	1.60	1.71	7.04	8.62	7.42	5.93	4.94	3.81
– Diluted recurring	**1.42**	1.74	1.76	1.70	6.99	8.49	7.06	5.40	3.88	2.96
Dividends paid	**0.13**	0.39	0.52	1.35	2.71	2.44	1.98	1.60	1.34	1.09
Ordinary shareholders' (deficit)/equity	**(6.09)**	11.77	20.58	34.45	3.76	10.03	20.06	11.45	9.14	2.10
FINANCIAL RATIOS										
Return on average net assets (%)	**4.47**	4.59	3.47	3.39	14.59	18.26	18.20	18.40	18.18	17.63
Return on average ordinary shareholders' equity (%)	**2.90**	2.21	2.00	2.55	11.60	14.54	14.96	16.40	15.61	13.83
Dividend payout ratio (%)	**–**	15.09	36.26	34.14	31.25	31.80	32.61	31.42	32.11	31.42
Dividend cover (times)	**–**	6.63	2.76	2.93	3.20	3.14	3.07	3.18	3.11	3.18
Interest cover (times)	**2.53**	3.47	2.96	2.38	3.65	4.78	5.02	4.98	5.25	3.59
Current ratio (times)	**0.82**	1.23	0.95	0.90	1.18	1.07	1.36	1.25	1.24	1.22
Gearing ratio (times)										
– Consolidated before goodwill reserve	**0.67**	0.32	0.44	0.41	0.91	0.84	0.59	0.64	0.63	0.85
– Consolidated after goodwill reserve	**3.93**	0.78	0.78	0.59	1.52	1.74	0.97	1.10	1.07	1.68
– Company	**0.09**	0.10	0.28	0.38	0.80	0.39	0.15	0.32	0.34	0.31
CONSOLIDATED BALANCE SHEET DATA (US$millions)										
Capital expenditure	**148.2**	255.1	314.7	374.1	887.3	500.9	388.1	218.8	132.6	181.4
Total assets	**2,045.7**	3,455.8	8,200.9	7,646.3	11,386.3	8,491.8	6,821.1	6,089.6	4,996.1	4,432.3
Net indebtedness	**790.5**	1,016.4	1,719.6	1,296.3	2,937.1	2,024.8	1,238.6	817.8	634.7	694.3
Total liabilities	**1,844.7**	2,150.7	5,999.7	5,442.8	9,463.3	7,325.1	5,537.6	5,343.6	4,400.8	4,019.1
Net current (liabilities)/assets	**(234.5)**	216.4	(81.6)	(106.0)	569.0	210.2	653.3	295.4	198.5	167.1
Total assets less current liabilities	**758.4**	2,500.8	6,449.8	6,598.5	8,257.2	5,651.5	5,030.4	4,900.4	4,170.1	3,682.4
Net assets	**201.0**	1,305.1	2,201.2	2,203.5	1,923.0	1,166.7	1,283.5	746.0	595.3	413.2
Shareholders' equity before goodwill reserve	**794.6**	2,283.4	2,343.1	1,794.3	1,378.0	1,486.2	1,312.7	834.9	683.6	582.7
Shareholders' (deficit)/equity	**(191.2)**	369.5	599.0	818.3	88.9	236.6	488.3	305.2	266.6	182.5
COMPANY BALANCE SHEET DATA (US$millions)										
Total assets	**1,020.8**	1,614.3	1,538.1	1,084.5	1,115.8	909.9	801.0	520.4	452.1	447.9
Net indebtedness(i)	**83.3**	150.0	416.2	408.0	880.3	326.9	118.5	159.2	139.9	125.4
Total liabilities	**50.8**	51.2	50.8	0.4	14.4	65.6	12.1	18.3	24.7	32.9
Shareholders' equity	**970.0**	1,563.1	1,487.3	1,084.1	1,101.4	844.3	788.9	502.1	427.4	415.0
OTHER INFORMATION (at 31 December)										
Number of shares in issue (millions)	**3,139.8**	3,139.8	2,910.8	2,375.6	2,367.3	2,358.2	2,310.0	1,936.2	1,822.4	1,547.8
Weighted average number of shares in issue (millions)										
– Basic	**3,139.8**	2,923.9	2,586.9	2,370.9	2,362.2	2,339.0	2,056.8	1,846.8	1,606.7	1,484.9
– Diluted	**3,139.8**	2,923.9	2,603.3	2,383.7	2,416.1	2,375.0	2,212.3	2,125.4	2,176.5	2,076.7
Share price (HK$)	**0.960**	2.225	6.000	3.700	3.750	10.050	8.600	5.650	4.225	1.090
Market capitalization (US$millions)	**386.4**	895.6	2,239.1	1,126.9	1,138.1	3,038.4	2,546.9	1,402.5	987.1	216.3
Number of shareholders	**5,581**	5,581	5,632	6,116	5,077	4,897	5,063	5,479	6,000	8,681
Number of employees	**48,046**	49,493	60,972	30,673	51,270	52,880	45,911	30,808	26,060	19,823

(i) Includes net indebtedness of certain wholly-owned financing and holding companies.

See page 84 for a glossary of terms.

SUMMARY OF PRINCIPAL INVESTMENTS

As at 31 December 2001

Investment	Place of incorporation/ principal area of operation	Reporting currency	Issued number of shares	Percentage of economic interest	Percentage of voting interest	Principal activities
CONSUMER						
PT Indofood Sukses Makmur Tbk	Indonesia	Rupiah	9.2 billion	48.7	48.7	Indofood is the leading processed-foods group in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya stock exchanges. The principal businesses of Indofood are Instant Noodles, Flour and Edible Oils and Fats, and it also has interests in Distribution, Food Seasonings, Baby Foods and Snack Foods. As a consequence of Indofood's share buy back program, First Pacific's economic interest in Indofood as at 28 February 2002 was 49.2 per cent. Further information on Indofood can be found at www.indofood.co.id
TELECOMMUNICATIONS						
Philippine Long Distance Telephone Company	Philippines	Pesos	168.9 million	24.4	31.5	PLDT is the leading telecommunications provider in the Philippines. It is based and listed in Manila and has ADRs listed on the New York Stock Exchange and on the Pacific Exchange located in San Francisco, California. Through its three principal business groups – Fixed Line, Wireless and Information and Communications Technology – PLDT offers a wide range of telecommunications services across the Philippine's most extensive fiber optic backbone, fixed line and cellular network. Further information on PLDT can be found at www.pldt.com.ph
Escotel Mobile Communications Limited	India	Rupees	366.0 million	49.0	49.0	Escotel is based in New Delhi and provides GSM cellular telephone services in Uttar Pradesh (West), Haryana and Kerala. Further information on Escotel can be found at www.escotelmobile.com
Infrontier Limited	Bermuda/ Asia	US$	12.0 thousand	100.0	100.0	Infrontier is headquartered in Hong Kong and is a business solutions provider specializing in supply chain management. Infrontier offers wireless applications that enable businesses and consumers to communicate and transact via a wireless environment. Further information on Infrontier can be found at www.infrontier.com
PROPERTY						
Metro Pacific Corporation	Philippines	Pesos	18.6 billion	80.6	80.6	Metro Pacific is based and listed in Manila and has interests principally in Property (Bonifacio Land Corporation, Landco Pacific and Pacific Plaza Towers). Further information on Metro Pacific can be found at www.metropacific.com

Note: First Pacific disposed of its 19.6 per cent interest in Savills plc on 13 March 2001, its 83.5 per cent interest in Berli Jucker on 19 December 2001 and its 89.5 per cent interest in Darya-Varia on 21 December 2001.

Design by Addison www.addison.com
Illustrations by Nancy Januzzi, Hai Knafo, Laura Lou Levy and Noli Novak
Printed in Hong Kong by iOne Financial Press Limited
A Chinese version of this annual report is available from the Company upon request. 如有需要，可向本公司索取本年報之中文版本。

"WE ARE MAKING SIGNIFICANT PROGRESS TOWARD RESTORING FIRST PACIFIC'S STATURE TO ONE OF ASIA'S LEADING COMPANIES."